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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sandvik

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JUN 14 2004
THOMSON FINANCIAL

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FILE NO. 82- 1463 FISCAL YEAR 12-31-03

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12-31-03
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Sandvik

Annual Report 2003

COVER

The cover illustration shows three representatives of the global engineering group Sandvik. From left:

Tarja Heino, 44, Sandvik Mining and Construction, Turku, Finland. Sales manager for Toro loaders at the Sandvik Tamrock product area. Employed since 1985.

Levent Ozerdag, 40, Sandvik Materials Technology, Istanbul, Turkey. Sales manager for the tube, strip and wire product areas in Turkey. Employed since 2000.

George Pan, 30, Sandvik Tooling, Beijing, China. Marketing Service Manager at the Sandvik Coromant product area. Employed since 2001.

Sandvik

Annual Report 2003

Sandvik Aktiebolag; (publ) corporate registration number 556000-3468

CONTENTS

This is
Sandvik

Sandvik is a global company with annual sales of approximately SEK 50 billion. Operations focus on products and solutions with a high technological content, which offer a distinct added value for the customers. Sandvik has a strong position in its selected market segments and is well positioned for continued successes.



40-YEAR BUSINESS PHILOSOPHY

Göran Fredrik Göransson founded Sandvik in 1862. One of the fundamental concepts was to work closely with customers as an innovative partner. This philosophy has always been and remains a guiding element for Sandvik's business activities.


Sandvik AB
Sandvik Tooling
Sandvik Mining and Construction
Sandvik Materials Technology

THREE BUSINESS AREAS

The Group's operations consist of three business areas in which Sandvik is a world leader. The Sandvik Group also includes Seco Tools, an independent, publicly listed group of companies that markets tools for metal-cutting applications.


SEK M
50 000
25 000
0
1994
2003
Africa/Middle East
Asia/Australia
South America
NAFTA
EU
Other Europe

FOCUS ON PROFITABLE GROWTH

In slightly more than ten years, Sandvik has more than doubled its sales, corresponding to an average annual increase of 9%. Expansion during the past decade has taken place in established as well as in new markets.



4% TO RESEARCH AND DEVELOPMENT

Sandvik invests more in R&D than its competitors. The average for the Group is approximately 4% of net sales annually. Research and development focuses directly on creating customer value – to increase customer productivity and profitability.

FINANCIAL GOALS

Sales growth	6% organic + acquisitions
Return on capital employed	20%
Payout ratio	50% minimum
Net debt/equity ratio	0.6 – 0.8
Sandvik share	Higher total return than industry average

The goals pertain to average values for the entire Sandvik Group over a business cycle. The goal for organic growth is high considering that the underlying average growth amounts to 3–4%. The higher goal is based on increased market shares, new products and new applications. The financial goals vary between the business areas. For further information, see the respective business area sections.



A MULTICULTURAL COMPANY

Sandvik has approximately 37,000 employees. They represent different backgrounds, speak different languages and come from different cultures. This diversity is an important resource for the development of the global operations.

A CLEAR VISION

Industries in all parts of the world have a continuous need to increase their productivity and profitability. Sandvik makes this possible. The goal is to offer products and services that help customers achieve – and preferably exceed – their goals. Customers should view Sandvik as their natural productivity partner – and obvious first choice as supplier.





Materials handling
Engineering
Other
Mining
Construction
Automotive
Oil/gas processing
Consumer related
Aerospace

FOCUS ON CUSTOMER SEGMENTS

Sandvik focuses on customer segments in which the company is or can become world leading. Approximately two thirds of Group sales are attributable to industrial-consumption products, including service, and approximately one-third is attributable to capital investment goods.



OPERATIONS IN 130 COUNTRIES.

Sandvik has operations in 130 countries. A local presence close to our customers has always been the foundation of Sandvik's operations. It enables us to understand and meet the user's requirements in the most effective manner.



SANDVIK
Coromant

JUST-IN-TIME. EVERYWHERE.

All Sandvik companies in all parts of the world are connected via a common data and communications system. It is the base of the Group's global logistics system. Sandvik delivers just-in-time. The right product. To the right place. At the right time. Without unnecessary intermediate storage.

Increased market shares and improved productivity

The Sandvik Group developed favorably during 2003 despite weak business conditions. Increased market shares and improved productivity had a positive impact on earnings. The work with structural changes continued in all business areas and the efforts initiated to integrate Walter and Valenite were successful.

The stable and high cash flow and strong financial position provide a solid platform for continued expansion. These factors also make it possible for Sandvik to continue our dividend policy – to provide a favorable return to shareholders. The proposed dividend is SEK 10.50, an increase of SEK 00.50 per share (+5%) compared with a year earlier.

"Sandvik's sales volume rose during the year despite weak business conditions in most of our markets."

WEAK BUSINESS CONDITIONS

Sandvik's sales volume rose during the year despite weak business conditions in most of our markets. Sales volumes increased in all three business areas and in all market regions with the exception of NAFTA. Demand was particularly strong in Eastern Europe, Africa, and parts of Asia/Australia, for example in China. Sandvik's long-term investment in local presence is yielding results, and the percentage of Group sales attributable to these markets is increasing steadily. Most of our operations, however, are conducted within the EU and NAFTA, and business trends in these regions, accordingly, are of a major importance to Sandvik's sales and earnings. Increased market shares in a business climate characterized by weak demand and tough competition are a result of our strategy for growth and our ability to generate value for our customers.

VARIED TRENDS FOR THE BUSINESS AREAS

The largest business area, Sandvik Tooling, increased both sales and earnings. The favorable trend was related mainly to demand for cemented-carbide tools. Precision Twist Drill, one of Sandvik Tooling's subsidiaries in the US, was affected by overcapacity in the high-speed steel sector, and the situation remained unsatisfactory. Against this background, a decision was made to implement further structural measures and to write-down the goodwill that arose from the acquisition in 1997.

Work continued within Sandvik Tooling to improve production efficiency and increase productivity. Results of these efforts more than offset the effects of changes in currency exchange rates. The integration of the acquired companies Walter and Valenite continued according to plan. Walter showed a positive sales trend during the year, particularly in the area of cemented-carbide tools, and its market shares increased. Efforts were started to utilize synergies within the business area with regard to raw material supplies, production technology and product launches.

Valenite was affected negatively by the weak demand from the US automotive industry. The program of internal changes and integration work proceeded according to plan with favorable results. By utilizing the common resources available within the business area, the product range was upgraded and, in parallel, production and logistics were consolidated and made more efficient. In the US, the acquisition of Valenite has made Sandvik the clear market leader in the area of cemented-carbide tools for metal-cutting.

Sandvik Tooling is the world leader today in its areas of operations. Through continued product development, aggressive marketing and internal productivity improvements, the business area has favorable conditions to further increase its competitiveness and already high level of profitability.

Trends for Sandvik Mining and Construction remained favorable. Demand from the mining industry was strong, and the business area achieved success both in terms of new product sales and service contracts. Internal efforts were continued to increase productivity in production and logistics as well as administration. Two units in the US were divested during the year. Sandvik Mining and Construction has reported a stable level of earnings over a prolonged period and, through continued productivity and structural measures, has good possibilities for continued improvements in profitability.

Sandvik Materials Technology noted weak demand for large parts of the product range, although some improvement occurred toward year-end. Earnings were weak as a result of low capacity utilization and an unfavorable product mix. A comprehensive program of change is in progress within the business area, but the results achieved thus far could not offset the weak demand and negative trend of currency exchange rates. Productivity will be increased through lower costs and shorter lead-times. The parts of the ongoing program of change that have already been implemented have generated positive effects and confirm the business area's capacity to achieve the established goals.



FOCUS ON CAPITAL EFFICIENCY

Increased capital efficiency is a priority area within the Group. Lower levels of capital tied up in inventories, accounts receivable and fixed assets have a positive effect on our financial key ratios and provide an important driving force for profitable growth. A more rational production structure, reduced administration requirements and more effective purchasing result in improved delivery precision. Productivity will increase along with flexibility and quality, while at the same time service to the customer improves.

The trend during 2003 was satisfactory, and various activities are now in progress at our units in all parts of the world to further increase the pace of efforts to implement changes.

CONCISE BUSINESS CONCEPT

Sandvik's business concept is to actively contribute to improvements in our customers' productivity and profitability. Our products and services shall create added value for the customer, and Sandvik shall be their obvious first choice.

The common denominators for our three business areas are:

- World leader in their respective product areas
- Highly refined products with high added value
- Strong investments in research and development in close cooperation with customers
- Production mainly in own facilities
- Acquisitions of complementary products, markets and technologies

Strong efforts in research and development are and have always been one of the cornerstones of Sandvik's profitable growth. Patents protect our technologies and secure favorable returns on our R&D investments. The most important proof of our innovative ability, however, is that our products and services provide customers with added values and actively contribute to improvements in their productivity and profitability.

During 2003, a new prize was instituted for Innovator of the Year within the Group. It was awarded to two researchers within Sandvik Mining and Construction who developed a system to improve the efficiency of surface drilling operations. A new competence center for materials development was also inaugurated in Stockholm during the year. High-technology research and development in selected product areas is a fundamental requirement for creating added value for our customers and maintaining the Group's global leadership position.

STRONG CORPORATE CULTURE

Sandvik's corporate culture is based on long-standing traditions. The business philosophy has been developed and refined over the years, but the fundamental concepts remain unchanged. The strong corporate culture is a foundation for our leadership and our ability to create profitable growth. Sandvik's goals are to generate added value for our customers, to be an attractive employer and, in turn, to generate value for our shareholders.

Sandviken, February 2004

Lars Pettersson
President and CEO

"The strong corporate culture is a foundation for our leadership and our ability to create profitable growth."

The common platform:
The Power of Sandvik



Open Mind means constantly in search of new solutions and paths to improvements.



Fair Play embraces the Group's shared value foundation.



Team Spirit – everyone within Sandvik shall act as a team member.

In order to maintain and develop the corporate culture within the Group, significant demands are placed on all employees to work toward the same goals and share common fundamental values. The basis for this philosophy is described in The Power of Sandvik, a comprehensive and governing internal document that covers all of the Group's units and employees.

With The Power of Sandvik providing the fundamental values, Sandvik operates with a common approach based on interaction between the following strength factors:

GLOBAL LEADERSHIP

Sandvik is a global leader in its areas of business activity, with a strong local presence, its own sales organization and close cooperation with customers, selected agents and distributors. Products are manufactured mainly in Group facilities to achieve the highest possible quality, flexibility and cost-efficiency. The Group's global presence provides economies of scale in production and distribution. It also creates synergies within R&D, production, administration and logistics. Extensive IT support is a key tool in maintaining and strengthening Sandvik's leadership.

GOAL-ORIENTED R&D

Sandvik invests more in R&D than its competitors. The average for the Group is approximately 4% of net sales annually. These investments create conditions for the Group to retain its leading technological and commercial positions. Ultimately, Sandvik's R&D operations are designed to support the vision of increasing the customers' productivity and profitability. Direct contact with the market ensures the achievement of this goal. The focus of R&D operations is not only to develop better and more sophisticated products and services. It is also intended to enhance the efficiency of the Group's production processes through development of production equipment and advanced information systems.

FOCUSING ON NICHES

Sandvik focuses on the market segments in which the company is or can become world leading. Many of these areas have higher-than-average growth or growth potential. The focus on organic growth and company acquisitions in selected key areas provides many advantages. Different customer and market segments have separate business cycles, which makes Sandvik less sensitive to variations in the business climate. Acquired companies strengthen the Group's position in the various niches.

PARTNERSHIP WITH CUSTOMERS

Sandvik develops and markets its products and services in close cooperation with customers worldwide, mainly through Sandvik's own personnel, but also through selected distributors and agents. Direct contact with the customer is and has always been a core element in creating long-term and profitable relations for both parties. More than 6,000 Sandvik sales personnel worldwide focus on selling productivity.

A STRONG BRAND

Sandvik is the Group's overall brand name. In addition, there are several supplementary brand names. Some are directly related to the Sandvik brand, whereas others, for reasons of marketing strategy, do not have this link. Sandvik's business philosophy is based on a long-term horizon and continuity combined with a flexibility that means responsiveness and the ability to change.

VISION

Industries throughout the world have a continuous need to increase their productivity and profitability. Sandvik makes this possible. The goal is to offer products and services that help customers achieve – and preferably exceed – their goals. Sandvik wants customers to view the Group as their preferred productivity partner.

MISSION

Sandvik's mission is to create the best possible value for its various interest groups – customers, shareholders and employees.

VALUES

Sandvik's values and business principles are expressed in three key concepts: **Open Mind, Fair Play** and **Team Spirit.**

GOALS

Sandvik's goals have four dimensions:

Customer-driven goals. Sandvik must be the customers' obvious first choice as partner and supplier within our selected areas of operation.

Financial goals. The overall financial goals are that return on capital employed shall amount to 20%, and organic growth shall average 6% annually over a business cycle.

Environmental goals. All production units must be certified in accordance with ISO 14001 before the end of 2004. Quantified goals have been established in energy and raw material consumption, emissions and recovery.

Social goals. Sandvik's operations and conduct is based on the OECD guidelines for multinational companies. Sandvik's employees shall be offered working conditions that stimulate efficiency and provide opportunities for personal development.

GUIDELINES

Sandvik's values are clarified in separate guidelines. It is the responsibility of all Group employees to live up to these fundamental values. The values create the stable foundation on which Sandvik stands. It is an important part of Sandvik's short- and long-term development.

Management and control of Sandvik

In a global company such as Sandvik, it is essential to have forms of control that meet the company's requirements of uniform conduct in a decentralized organization and the external demands for control and openness.

BOARD OF DIRECTORS

Sandvik's Board of Directors comprises eight members elected by the Annual General Meeting and no deputies. In addition, there are two members with deputies, who by Swedish law are appointed by the trade unions.

With the exception of the President, none of the Board members is included in the company's management. One of the members is from Finland, one from Norway and the rest from Sweden. The average age of the Board members is 54. Two members of the Board are women. Nine members are shareholders in Sandvik and combined own 36,462 shares in Sandvik, corresponding to 0.01% of the votes in the company.

Work procedures

The Board normally meets 5–6 times per year, including one meeting that is usually held in conjunction with a visit to one of Sandvik's subsidiaries worldwide.

The work of the Board of Directors is performed in accordance with written working procedures including instructions governing the division of duties between the Board and the President, as well as the type of financial reporting that must be made to the Board. The work procedures are updated and adopted once a year.

To enable the Board to monitor audit work, the auditors are invited to Board meetings on a regular basis.

Tasks

The Board of Directors' principal tasks are to:

- establish the company's business direction, business portfolio and short- and long-term goals, as well as significant policies and strategic plans
- ensure that the company's organization and executive management functions efficiently and remuneration conditions are satisfactory
- ensure that the company's external reporting accurately reflects the company's performance, profitability and financial position, and possible risk exposure
- ensure adequate administration and organization of the company, so that bookkeeping, asset management and profitability-monitoring systems maintain a high level of quality and are adequately controlled
- follow up and evaluate the company's development and advise and assist the President in taking the necessary actions
- decide on acquisitions, divestments and investments
- propose dividends, any share buybacks or redemption to the Annual General Meeting.

Remuneration Committee

The Board's work procedures prescribe that remuneration to the President and other senior executives shall be proposed by a Remuneration Committee. The Committee consists of the Chairman of the Board and one more Board member (not the President).

The Remuneration Committee's recommendations to the Board include possible changes to pension conditions and/or the principles for severance pay, any long-term incentive programs, the distribution between fixed and variable salaries and any changes in Group management's terms.

Remuneration to the CEO is decided by the Board based on the Remuneration Committee's recommendation. Remunerations to other senior executives are decided by the President after consultation with the Remuneration Committee.

Nomination Committee

In accordance with the decision of the Annual General Meeting, Sandvik has a Nomination Committee. It comprises representatives of the four largest owners and the Chairman of the Board. The Nomination Committee's role is to evaluate the Board's work and to submit proposals to the Annual General Meeting in regard to the composition of the Board, the nomination of auditors (when such becomes necessary) and the remuneration. The Chairman of the Board does not participate in any recommendations concerning Board remuneration issues.

Audit Committee

In February 2004, the Board decided to establish an Audit Committee.

During 2003, the Board had established a temporary committee with two Board members whose task has been to prepare a proposal for election of auditors prior to the next mandate period.

OPERATIONAL MANAGEMENT

Functions

The highest-level operational management of Sandvik is exercised by the President and Chief Executive Officer and by Group Executive Management, which comprises the President and Chief Executive Officer, two Executive Vice Presidents, the Presidents of the Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology business areas and the Group Vice President Human Resources.

Sandvik's operational structure consists of the Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology business areas and all current business issues are handled within the relevant business area.

The Group's decentralized organization enables a global presence to be combined with a sales organization with local knowledge and close contact with customers. As a result customer needs also guide Sandvik's operational development.

There is a country manager in all of the countries in which Sandvik has subsidiaries. The country manager's duties include representing Sandvik in relation to public authorities in the country concerned, responsibility for Group-wide issues and ensuring compliance with Group-wide guidelines.

A specific member of Group Executive Management has been assigned overall responsibility for the operations conducted within such countries (Group Management Representative). These members function in most cases as the Chairmen of the local boards and are superior to the country managers. Their duties include ensuring compliance with Group-wide guidelines. To support this work the Sandvik Group has Audit Teams, consisting of controllers from the business areas, and the central Group staffs. These teams, examine the operations locally and their reports result in activities and improvement programs.

THE POWER OF SANDVIK

Guidelines for Sandvik's operations are collected in The Power of Sandvik. The contents of this publication includes an overall Code of Conduct.

The Code of Conduct pertains to Sandvik's internal operations, the company's role as a corporate citizen and the company's approach to customers and suppliers. The Code is based on fundamental values with respect to human rights, employment conditions and the environment, as described in the OECD's guidelines for multinational companies and local laws and regulations.

Compliance with the Code of Conduct is monitored in various ways, primarily through the Group Management Representatives, business area presidents and controllers as well as by the Group Audit Teams.

Two committees – one for Group Business Conduct and one for Group Safety, Health and Environment – exist to support Group Management, the business areas and the Group Management Representatives. These committees coordinate and offer central support to the Group's work in the field of environmental and social issues, as well as business risks.



Sandvik AB's Board of Directors with Chairman Clas Åke Hedström.

Customer-focused
Research & Development

A goal-oriented concentration on advanced research in selected niche areas has been one of the cornerstones of Sandvik's development over the years and the foundation of the Group's leading global position and continued expansion.

Strong concentration on research with particular focus on product development is deeply rooted in the Group. Sandvik invests more in research, development and quality assurance than its competitors. Total expenditures amount to approximately 4% of net sales and totaled SEK 1,900 M in 2003. More than 2,200 employees work in this area, of whom many are specialists with advanced educational backgrounds and skills.

Sandvik Tooling opened a new competence center for materials development in Stockholm during the year. The center develops tool materials for metal-cutting applications. About two-thirds of the employees are development engineers with advanced university and college educations, and 25% have doctor's degrees. Sandvik Tooling in Sandviken also has a center for the design of cutting tools. In addition, the product areas within Sandvik Tooling have resources of their own in different countries, primarily for applications development, most often in cooperation with customers.

Sandvik Mining and Construction, with its broad product range and decentralized structure, has several development centers in Europe and North America. The largest unit is situated in Tampere, Finland where rock excavation equipment is developed, but substantial R&D resources are also situated in Sandviken and Svedala in Sweden, Zeltweg in Austria, Alachua, Florida in the US and several other locations.

Sandvik Materials Technology has one of Europe's largest R&D centers for advanced stainless steels and special alloys in Sandviken, while the Kanthal product area's development work is conducted in a well-equipped laboratory in Hallstahammar, Sweden. The other units in the business area also have complementary resources for research and development. A total of 900 different materials and alloys are included in the program, with customized properties adapted for specific purposes and applications.

STRONG RESULT ORIENTATION

The driving force in Sandvik's R&D is customer value, whereby product development creates added value for the customer. It might be tools that increase industrial productivity, materials for new applications or more effective machinery for increased mining production.

An example of increased customer value is the Rock Pilot system that was developed recently by Sandvik Mining and Construction. The system improves productivity in rock drilling operations under difficult conditions and represents a breakthrough in hydraulic surface drilling. By adapting the drill force to the hardness of the rock, more and straighter holes can now be drilled under extremely difficult geological conditions.

During 2003, the Sandvik Coromant product area of the Sandvik Tooling business area introduced new products in the CoroKey concept that raise productivity levels. New tooling solutions were also presented for multi-task machines, an area characterized by strong growth.

The development of a product offering within high-speed milling and milling applications for aluminum components has made it possible to machine engine components with such close tolerances that the need for gaskets has been eliminated.

Sandvik Materials Technology's new unit for business development, Nova, is a good example of customer value development through focus on advanced, new materials and interesting applications for priority areas. Nova includes materials for the medical-technology industry, Sandvik Bioline®, surface technology products, powder metallurgy and the unique Sandvik Nanoflex® material.

Substantial resources are also invested in development of proprietary production processes to facilitate manufacture of products that offer better performance and have lower production costs.

New products and processes are protected by patents. Sandvik has an aggressive patent strategy and holds a leading position within its areas of business activity. Currently, the Group has approximately 4,300 active patents.

Access to qualified employees is becoming an increasingly important competitive factor. Sandvik is recruiting more highly educated specialists, and its programs of close cooperation with universities and other external research institutes is of great strategic importance. Through efforts to support doctoral studies and other researchers, valuable contacts have been established that facilitate personnel recruitment and create opportunities for various forms of cooperation that enable the Group to capitalize on the expertise and knowledge in the academic world.

DEVELOPMENT AREAS

Within Sandvik Tooling, customer efforts to achieve increased productivity are the driving force behind new and increasingly advanced tooling designs. Materials that are difficult to process are becoming more common and often require new cutting materials. Machining without cutting fluids is also increasing on a growing scale, particularly with regard to environmental considerations. Surface coatings on cutting tools comprising thin layers of various carbides, nitrides and oxides will continue to be highly important and a priority area in future efforts to improve tool performance.

Development work within Sandvik Mining and Construction will continue to focus on increasingly high degrees of automation. Remote control of drill rigs and loaders is becoming a requirement, not only for increased productivity but also for improved work environment conditions. Sandvik is a leading supplier in this area. Other trends include increased mechanical excavation through cutting of harder rock than what was possible in the past.

For the product areas within Sandvik Materials Technology, growing demands are being placed on sophisticated materials with increased temperature and/or corrosion resistance. Special surface treatments are becoming increasingly common. Applications in medical technology are a priority area for Sandvik, in which demands on the purity of materials are high.

The realization that a technological lead in advanced products and processes generates the best growth and profitability both for the customer and Sandvik is the ultimate driving force for the Group's continued investments in R&D.



Never has so little achieved so much. Thanks to Sandvik.
Accelerated production: The automotive industry is in the forefront when it comes to optimizing production efficiency. Productivity has increased several times over the past ten years. Naturally there are many factors behind this increase, one of the most important being that the machining of all components is so much faster today.
Constant challenge: For us at Sandvik, this is our home turf. Our business concept is to help customers to become more productive. And we work in close partnership with automotive manufacturers worldwide to find shortcuts. For the most part, it is not a question of major breakthroughs but of constantly improving, changing and renewing.
Revealing figures: Today's cemented-carbide tools from Sandvik Coromant are highly efficient. By now we have reached the point where, on average, only two cemented-carbide inserts are needed for all the metalworking – turning, milling and drilling – that is required to produce a car. But we have by no means reached the end of the road. We are forging ahead resolutely. Before long, it will be possible to machine 100 components in the same time it currently takes to produce 50.
Investment in innovation: Sandvik is investing substantially more in R&D than its competitors. We invest about 4 percent of our sales, corresponding to about SEK 2 billion annually. The result is a constant stream of new products and ideas that help our customers to become more competitive – to both their and our benefit.
SANDVIK
We make it possible

Sandvik published a well-received series of advertisements in 2003 highlighting how the Group's R&D assists customers in improving their productivity and becoming more competitive.

Sandvik
and the environment

Sandvik AB has adopted a common environmental, safety and work-environment policy for all business areas.

ENVIRONMENTAL POLICY

- Issues concerning the environment, health and safety are included as integral parts of Sandvik's overall operations. Continuous improvements are achieved in these areas through management by objectives. Sandvik considers that the greatest effects are reached through preventive action.
- Sandvik pursues an approach that leads to long-term, sustainable development. This means that Sandvik strives to achieve high efficiency in the utilization of energy and natural resources, to support systems for materials recovery and recycling and to prevent or limit pollution.



One of the major units that was environmentally certified during the year was Sandvik Coromant's plant in Gimo, Sweden.

- Sandvik strives to offer work conditions that stimulate its employees to work effectively, assume responsibility and continue to develop their total competence.
- Sandvik shall fulfill or exceed environmental demands mandated by law, regulations and international agreements. Sandvik believes that uniform and environmentally effective requirements and standards should be established at the international level.

OVERALL ENVIRONMENTAL GOALS

One of Sandvik's goals is that all production units shall be certified in accordance with the environmental management system ISO 14001 before the end of 2004. At year-end 2003, about one-fifth of the Group's total number of production units was certified. In terms of value, the certified plants produce approximately 60% of all Group products. One of the most recently certified production units was Sandvik Hard Materials Taiwan Pty. Ltd. Other units certified during the year included Sandvik Mining and Construction's production company in Johannesburg, South Africa, and Sandvik Coromant's plants in Sandviken and Gimo, Sweden.

In 2000, Sandvik Asia Ltd. in Pune, India was one of the first units in the Group to be certified in accordance with ISO 14001. The facility in Pune is one of Sandvik's largest production plants in Asia, with approximately 900 employees.

The certification process provides all employees with basic environmental training and education, and the Group's environmental work also creates a better work environment and yields cost savings.

Based on evaluations of the areas in which Sandvik's operations have the greatest environmental impact, three overall Group environmental improvement goals have been established:

- Reduced energy and raw material consumption
- Reduced emissions to air and water
- Increased materials recovery, both internally within Sandvik and recovery of our products

CARBON DIOXIDE AND ENERGY CONSUMPTION

Carbon dioxide emissions and energy consumption are reported regularly. As shown in the diagram, carbon dioxide emissions remained on the same level as in 2002, while electricity consumption increased only marginally.

Sandvik works actively with a number of measures to reduce carbon dioxide emissions. The Group conducts projects designed to improve the production processes and, in turn, reduce process steam requirements, for example, which reduces both carbon dioxide emissions and energy consumption.

MATERIALS RECOVERY

The internal recovery of materials is managed in accordance with the goals that apply within the framework of the environmental management systems that have been introduced at all production units. Most steel production is based on recovered materials consisting of scrap and recycled materials from the Group's own processing and purification plants. Examples include grindings and gas purification residual materials, large amounts of which are recovered in the steel process. Sandvik Tooling has highly developed systems to recover and recycle spent cemented-carbide inserts and powder residue.

CHEMICALS HANDLING

Several units within the Group reduced the number of chemical products used in their production processes during the year. A number of production units are also working actively to replace chemicals that could be harmful.

ENVIRONMENTAL CONSIDERATION IN PRODUCT AND PROCESS DEVELOPMENT

Environmental consideration is also a key element when new products are developed, when changes in production processes are introduced and when companies are acquired. Many of Sandvik's products and technical solutions provide a lower environmental impact when used in customer applications.

The Sandvik Coromant product area, for example, offers cemented-carbide inserts that permit metalworking without the use of organic lubricants and can replace grinding in the finishing of hardened steel. This reduces environmental impact, improves work environment conditions and reduces production costs for the customer.

The Sandvik Tube product area has developed tubing with internal fins for the production of ethene, a basic material used to produce plastics, which provides lower energy consumption, better heat transfer properties and increased accessibility in the process.

Roxon, a brand in the Sandvik Materials Handling product area, manufactures an effective system for the collection of dust during handling processes that involve various types of rock, slags, coke and other materials. Dust formation during materials handling processes has a substantial environmental impact and is also an important work environment issue.

ENVIRONMENTAL REGULATIONS

Sandvik conducts licensed operations in accordance with the Swedish Environmental Protection Act at its plants in Sandviken, Gimo, Svedala, Stockholm and Hallstahammar, in addition to several other locations in Sweden. Most of the Group's large subsidiaries outside Sweden also conduct operations that are covered by specific environmental regulations.

Annually, comprehensive environmental reports on the main Swedish operations are submitted to the supervisory authorities in which the license standards and compliance with all the various requirements are presented. Similar reports are submitted in other countries.

The main environmental impact is linked to the energy-demanding transformation of raw materials into semi-finished goods in the form of billets of steel and special metals in Sandviken and Hallstahammar. The main portion of the raw material is recovered steel scrap. Most of the other operations in the Group are characteristic of the engineering industry, with limited emissions to air and water.

Sandvik's global environmental work is intended to reduce harmful effects on the exterior environment, improve the work environment and minimize the utilization of energy and resources.

CARBON DIOXIDE EMISSIONS
Sandvik Group, total
tons/SEK M in invoicing


3.1
2.8
2.9
3.2
3.2
99
00
01
02
03

ELECTRICITY CONSUMPTION
Sandvik Group, total
MWh/SEK M in invoicing


26.5
26.6
24.3
22.4
23.8
99
00
01
02
03



Wastewater at the Sandvik plant in Pune, India is now cleaned for watering a park area that is situated on what was formerly the plant landfill.

Sandvik Group
Highlights 2003

- Favorable development despite weak business climate
- Increased market shares
- Positive effects of implemented improvement measures
- Increased capital efficiency
- Strong cash flow
- Proposal for higher dividend

SANDVIK'S LARGEST MARKETS


8,299 (-10%)
5,034 (+7%)
3,548 (+17%)
3,397 (+2%)
2,774 (-4%)
2,326 (+3%)
2,044 (-13%)
1,962 (+13%)
1,757 (+23%)

Invoiced sales in 2003 in SEK M
(change in percent compared with 2002)

NEW R&D CENTER

During 2003, Sandvik Tooling inaugurated a new competence center for materials development in Stockholm, Sweden.



DISTRIBUTION BY BUSINESS AREA

INVOICED SALES BY BUSINESS AREA


Seco Tools
Sandvik Tooling
Sandvik Materials Technology
Sandvik Mining and Construction

EARNINGS BY BUSINESS AREA


Seco Tools
Sandvik Tooling
Sandvik Materials Technology
Sandvik Mining and Construction

NUMBER OF EMPLOYEES BY BUSINESS AREA


Seco Tools
Sandvik Tooling
Sandvik Materials Technology
Sandvik Mining and Construction

DISTRIBUTION BY MARKET AREA



21
19
15
NAFTA
41
EU
7
3
6
Other Europe
7
1
5
Africa, Middle East
20
7
13
Asia, Australia
4
2
5
South America
Invoicing, %
Production, %
Employees, %

KEY FIGURES

	2003	2002
Order intake, SEK M	**49 830**	50 230
Invoiced sales, SEK M	**48 810**	48 700
Profit after financial items, SEK M	**4 187**	5 063
Return on capital employed, %	**13.4**	15.4
Return on shareholders' equity, %	**12.8**	14.9
Earnings per share, SEK	**11.20**	13.70
Dividend per share, SEK	**10.50 ***	10.00
Number of employees, 31 Dec.	**36 930**	37 388

* Proposed

CONTINUED EXPANSION IN CHINA

Sandvik is continuing its expansion in China. During 2003, the Group opened a new plant for production of process systems and press plates in Shanghai. The facility also includes a regional center and a productivity center for the Sandvik Coromant product area.



DEVELOPMENT DURING THE PAST FIVE YEARS



INVOICED SALES, SEK M
39 300
43 750
48 900
48 700
48 810
99 00 01 02 03
PROFIT AFTER FINANCIAL ITEMS, SEK M
% of invoicing
5 465
5 804
5 606
5 063
4 187
99 00 01 02 03
RETURN ON CAPITAL EMPLOYED, %
15.1*
20.3
17.4
15.4
13.4
99 00 01 02 03
INVESTMENTS IN FIXED ASSETS, SEK M
1 875
2 087
2 627
2 357
3 153
99 00 01 02 03
NUMBER OF EMPLOYEES, 31 DECEMBER
33 870
34 742
34 848
37 388
36 930
99 00 01 02 03

* Excluding items affecting comparability

Sandvik Tooling in 2003

Sandvik Tooling is a world-leading producer of tools and tooling systems for metal cutting as well as of blanks and components in cemented carbide. Research and development of new materials and products in close contact with customers as well as market service are prioritized areas to further strengthen the business area's technological and commercial leadership.

PRODUCTS

The business area's products are produced mainly in cemented carbide and other hard materials such as synthetic diamond, cubic boron nitride, ceramics and high-speed steel.



INVOICED SALES BY MARKET AREA


Asia/Australia
Africa/Middle East
South America
NAFTA
EU
Other Europe

INVOICED SALES BY CUSTOMER SEGMENT


Construction
Other
Oil/gas processing
Consumer-related
Aerospace
Engineering
Mining
Automotive



Sandvik Hard Materials Taiwan was one of the units that was environmentally certified during 2003.

OPERATIONS

- Tools and tooling systems for metal cutting, as well as blanks and components in cemented carbide.
- Products produced mainly in cemented carbide and other hard materials such as synthetic diamond, cubic boron nitride, ceramics and high-speed steel.
- Extensive resources spent on R&D.
- Strong global presence.
- Close cooperation with customers.
- Extensive technical and commercial expertise, complete offerings to the customer, including training and service.

GOALS OVER A BUSINESS CYCLE

- The average annual organic sales growth shall clearly exceed 6%.
- High profitability, operating margin of about 20%.
- Return on capital employed shall exceed 20% by a broad margin.

STRATEGY

- Organic growth.
- Development of new products within growth areas.
- Acquisitions within growth areas.
- Exploiting synergies within the business area, for example, in R&D, production and logistics.
- Developing the individual brands.

EXTERNAL DRIVING FORCES

- Demand for lightweight designs, for example, of cars and aircraft. Increased use of high-strength materials, place higher demands on the machining tools and result in a rise in tool consumption due to increased wear.
- Environmental concerns. It is desirable to avoid using cutting fluid in metal-cutting processes, since the fluid is costly and could also have an adverse impact on the environment.
- Customers' production methods are developing very rapidly, with a clear focus on productivity improvement.
- The industrial growth in Asia and Eastern Europe.
- Customers with a global presence appreciate suppliers with global capabilities.

STRONG BRANDS



Sandvik Coromant developed a new tooling solution for turning difficult-to-machine materials. Significant productivity gains are achieved as a result of the shape of the insert.

DEVELOPMENT DURING THE PAST FIVE YEARS

INVOICED SALES, SEK M

OPERATING PROFIT, SEK M
▬ % of invoicing

RETURN ON CAPITAL EMPLOYED, %

INVESTMENTS IN FIXED ASSETS, SEK M

NUMBER OF EMPLOYEES, 31 DECEMBER


13 177
15 507
16 561
17 840
18 090
99 00 01 02 03
20
2 597
3 135
2 964
2 711
2 286
99 00 01 02 03
24
27
22
19
16
99 00 01 02 03
729
850
1 234
828
1 018
99 00 01 02 03
12 671
13 075
12 881
15 029
14 869
99 00 01 02 03

Sandvik Tooling

With a focus on customer productivity



Walter launched a number of successful products, including a new generation of high-performance milling tools.

Sandvik Tooling's sales rose 1% compared with a year earlier and amounted to SEK 18,090 M (17,840). Operating profit was SEK 2,286 M (2,711), corresponding to an operating margin of 13% (15), or SEK 2,886 M excluding write-downs of goodwill and restructuring costs amounting to SEK 600 M, that is 16% in operating margin. Return on capital employed was 16% (19), or 20% excluding the aforementioned nonrecurring items. The average increase in sales for the business area in fixed currency, including acquisitions/divestments, amounted to 6% annually in the past five years. Return on capital employed in the corresponding period was 22% per year.

MARKET LEADER

Sandvik Tooling holds an internationally leading position based on broad material technology expertise and high-quality products. Products are manufactured in accordance with uniform standards. Next-day delivery is offered to customers in most parts of the world. The business area also provides an extensive offering of services, from assistance with specific machining data for an individual operation to complete undertakings, including metal-cutting solutions for a finished component. A key success factor for the business area is the rapid transfer of research and development results to commercial products.

Sandvik Tooling's products are primarily industrial consumption goods. Demand is directly related to engineering industry production volumes. The customers are companies with metal-cutting operations – turning, milling and drilling – for shaping blanks of cast-iron, steel, aluminum or composite materials into finished components. Leading companies in the automotive industry, the aerospace industry, the die and mould industry and other engineering industries use Sandvik Tooling's products to improve their productivity, quality and profitability.

The total world market potential for metal-cutting tools amounts to approximately SEK 100 billion. The market for cemented-carbide tools accounts for about SEK 75 billion of this amount, while the market for high-speed steel tools amounts to about SEK 25 billion. A transition is under way from high-speed steel tools to solid-carbide tools, a growth area for Sandvik Tooling.

Consolidation within the cemented-carbide area continued during the year. Some 10 producers of cemented-carbide tools now hold a combined total of about two-thirds the world market. The remaining one-third of the market is covered by a large number of niche-oriented suppliers that are active in clearly limited markets. Sandvik Tooling's brands are leaders in the European and US markets. In the North American market, US-based Kennametal is the primary competitor. Sandvik Coromant is the best-established, non-Japanese brand in Asia, with production in India, China and Japan.

SIGNIFICANT EVENTS

The program of change initiated in the third quarter of 2001 was completed during the year, resulting in a reduction of the cost level by more than SEK 500 M, a reduction of about 1,400 employees and a shut-down of some 20 production units. Through focusing on fewer and larger units with standardized production equipment, the business area now has a more flexible and cost-efficient production organization.

The integration of Walter continued according to plan and with good results. Walter showed a favorable sales trend during the year and increased its market shares. The objective is that Walter during 2005 shall achieve the financial goals that apply for the entire business area.

Valenite was adversely affected by weak demand within the US automotive industry. Restructuring work continued according to plan. Production, inventory and distribution were integrated into Sandvik Tooling's supply system.



Sandvik Hard Materials has a re-grinding plant in China for cemented-carbide rotary cutters used by the country's diaper producers.



Sandvik Tooling has a long and comprehensive cooperation with the leading automotive manufacturers worldwide, including Scania.

Through exploiting synergies within the business area, the product line was renewed. Production was concentrated to fewer units and a comprehensive program for investments in new production technology was initiated. For Valenite, the goal is to attain an operating margin of more than 15% during 2005.

For US-based Precision Twist Drill, the trend continued to be unsatisfactory, and further measures were taken to strengthen operations. Sandvik Tooling's profit was charged at year-end 2003 with a total of about SEK 600 M that pertains to write-down of goodwill and restructuring costs in Precision Twist Drill.

Extensive activities for reducing working capital were initiated within the business area. For example, assortment rationalization within Sandvik Coromant led to efficiency gains throughout the entire supply chain – from production and distribution to marketing and sales. The throughput time was shortened at a number of units. In Japan, lead-times in insert production were cut in half. Similar major improvements were also made in other production units, for example, in India and Brazil, based on the Japanese experience.

Investments within R&D increased during 2003. In Stockholm, a new competence center for material development was inaugurated in the autumn.

NEW ADVANCED PRODUCTS

For product development, the business area's brands have access to a common technology platform. This includes processes, equipment, patents and applications expertise. Based on this platform, Valenite, for example, launched during the year the so-called ValPro concept, with about 1,000 modern articles for turning.

During the year, Sandvik Coromant successfully introduced productivity enhancing products within the CoroKey concept, for turning of steel and cast iron items. New tool solutions were also presented for multi-task machines, an area with high growth. Development in the product offering within high-speed milling and milling of aluminum components has enabled the machining of engine components with such close tolerances that the need for gaskets has been eliminated. New production technology, so-called metal-injection moulding, increased the prospects of cost-efficient production of indexable inserts with complex macro- and micro-geometries.

Walter introduced many new and successful products for metal cutting, as well as a new generation of grinding machines. Supplementing their successful series under the TigerTec™ product line, a new generation of high-performance milling tools, with tighter tolerances and very high precision was launched under the name XtraTec™.

The common technology platform has meant that several brands were able to develop new items in their product programs with market-leading grades and geometries, including cemented-carbide drills and end mills. This has contributed to the further strengthening of the brand's competitiveness.

CONTINUED PROFITABLE GROWTH

Sandvik Tooling is a leader within its areas of operations, and has further increased its market shares during 2003. The business area's strategy includes a focus on areas with high growth as well as differentiated offerings to customers through several leading brands. This is combined with enjoying synergies within research, production, distribution, purchasing, administration and information technology. Sandvik Tooling is well positioned for continued profitable growth.



A new spindle mechanism within the Coromant Capto series simplifies machine tool use and improves customer productivity considerably.

Sandvik Mining and Construction in 2003

Sandvik Mining and Construction is a world-leading supplier to the mining and construction industries. The business area offers the market's most extensive product portfolio for all types of mining activities and major infrastructure projects.



Tamrock's Axera
of underground
continued its market

OPERATIONS

- Special machinery, cemented-carbide tools and service for excavation of rock and minerals within the mining and construction industry.
- Extensive range of products for drilling, mechanical rock excavation, loading and transport of minerals, crushing and screening as well as demolition and handling of bulk materials.
- Product development in close cooperation with customers.
- Well-developed, highly service-oriented global organization.

GOALS OVER A BUSINESS CYCLE

- Average, annual, organic sales growth shall amount to about 6%.
- Continued improvement in profitability, with an operating margin that shall amount to 10–15%.
- Return on capital employed shall amount to 20%.

STRATEGY

- Development of product portfolio with increased shares of tools, spare parts and service.
- Increased emphasis on R&D.
- Increased efficiency in purchasing and logistics.
- Concentration on production resources.
- Acquisitions.
- Increased focus on capital efficiency.

EXTERNAL DRIVING FORCES

- General investment in the mining and construction industry.
- The price trend for base and precious metals and energy raw materials.
- Higher production pace among customers creates a significant aftermarket for tools, spare parts and service.
- Increasingly stringent safety and environmental requirements.
- Customer needs for higher productivity, efficiency and profitability.
- Economic trends in Eastern Europe, South America, Africa and Asia/Australia.
- Concentration by customers of their operations to core areas while purchasing more services externally.

INVOICED SALES BY CUSTOMER SEGMENT


Materials handling
Mining
Construction

Driltech develops machines and tools for water-well drilling worldwide.



INVOICED SALES BY MARKET AREA


Asia/Australia
EU
Other Europe
Africa/Middle East
NAFTA
South America


SANDVIK
Sandvik Rock Processing

In India, a new plant for the assembly of products including mobile crushers was inaugurated.

DEVELOPMENT DURING THE PAST FIVE YEARS

INVOICED SALES, SEK M


8 808
10 184
13 501
13 842
14 299
99
00
01
02
03

OPERATING PROFIT, SEK M
▬ % of invoicing


674
1 073
1 348
1 477
1 444
99
00
01
02
03

RETURN ON CAPITAL EMPLOYED, %


12
16
18
18
18
99
00
01
02
03

INVESTMENTS IN FIXED ASSETS, SEK M


404
322
436
476
599
99
00
01
02
03

NUMBER OF EMPLOYEES, 31 DECEMBER


6 323
6 898
8 073
8 628
8 654
99
00
01
02
03

Sandvik Mining and Construction
Practical benefits for the customers

Invoiced sales of Sandvik Mining and Construction rose by 3% compared with the preceding year, to SEK 14,299 M (13,842). Operating profit amounted to SEK 1,444 M (1,477), corresponding to an operating margin of 10% (11). The return on capital employed was 18% (18). Including acquisitions and divestments, the business area's average increase in sales, in fixed currency, during the past five years has amounted to 9% annually, and the return on capital employed during the same period was 16%.



Machines, equipment and tools from Sandvik Mining and Construction play a key role for the coal-mining industry.

MAJOR MARKET POTENTIAL

The market potential for Sandvik Mining and Construction's products is estimated at more than SEK 100 billion. The annual market growth is 2–3% for machinery, tools and spare parts, while the growth in service concepts is considerably higher.

The structural changes in the mining and construction industries continue. The driving force is the increased globalization among customers and demands are rising for complete product offerings. The business area achieved significant successes during the year in Eastern Europe, Africa, Australia and China.

GLOBAL COMPETITION

Sandvik Mining and Construction possesses solid knowledge of traditional excavation methods such as drilling and blasting of hard rock. However, the company is also a leader in mechanical excavation methods for soft minerals. The business area has extensive expertise in both materials and process development in close cooperation with customers.

An example of the latter is the increased focus on mechanical excavation in construction and contracting projects where excavation of harder rock types replaces traditional drill-and-blast technology. Sandvik Mining and Construction holds a world-leading position in this area, combining unique expertise in cemented-carbide tool applications with advanced machine construction and design.

Major competitors in equipment for rock excavation include the Swedish company Atlas Copco and the American company Ingersoll-Rand. The main competitors of the Voest-Alpine trademark are found in the German and American markets. Driltech has several global competitors. The main competitors in the market for bulk materials handling equipment, which is considerably more fragmented, are Krupp Födertechnik in Germany, and Continental Conveyor in the US. The main competitors in the area of crushing and screening are, like Sandvik, globally active. One example is Metso Minerals of Finland.

SIGNIFICANT EVENTS

Sandvik Mining and Construction changed its organization and introduced three new product areas during the year: Sandvik Tamrock, Mining and Construction Tools (MC Tools) and Voest-Alpine Bergtechnik (VAB), thereby replacing some previous product areas. The new product area MC Tools also includes so-called MGT tools for excavating soft rock.

The business area divested the coal-mining machinery unit of EIMCO LLC, in Bluefield, West Virginia, and the Chemical Products Division within Sandvik MGT LLC, in Bristol, Virginia, both in the US, with combined annual sales of SEK 500 M.

Sandvik Tamrock in the US reached an agreement with Allied Construction Products LLC in the US on cooperation in demolition tools in the NAFTA region, to begin in early 2004. Investments were made at the manufacturing unit for rock-drilling tools in Sandviken, Sweden in improved production capacity and increased efficiency. An automated production line for integral drill steels was installed together with a new heat-treatment system for extension drill rods. At the Sandvik Tamrock product area's plant for drill rigs in Tampere, Finland a project was initiated to further increase production flexibility and efficiency. At the Sandvik plants in

Pune, India a new facility for assembling crushers, feeders and screens was inaugurated.

VAB modernized its manufacturing plant in Zeltweg, Austria for coal mining and tunneling machines.

The business area obtained a large number of strategic orders during the year, for example, crushers for Russia and China, rock-drilling equipment for Germany, Spain and Russia, mining machinery for Africa and Australia, and material-handling systems for Brazil. The completely renovated Toro plant in Turku, Finland which is celebrating its ninetieth anniversary, delivered its 4,000th loader.

The world's first proven and patented technology for automated mine operation, the AutoMine™ system, which was developed by Sandvik Tamrock, achieved further commercial success during the year, including deliveries to a copper mine in Chile.

Sandvik Mining and Construction implemented a range of measures to increase capital efficiency. The measures are directed mainly at product range and inventory control and distribution, but also at accounts payable and receivable. Shorter production times, reduced inventory levels and more efficient paths of distribution are the primary goals of these measures.

NEW EFFICIENT PRODUCTS

The developers of the new mine loader, EJC XLP – only 88 centimeters high and with considerable maneuverability – were awarded the Wilhelm Haglund medal at the Annual General Meeting in 2003. The Sandvik Tamrock product area supplemented its low-profile product range with the Axera XLP series of drill rigs and the Robolt XLP rock-bolting machine. These are also being specially adapted for platinum mines and other mines with low working heights.

The new Sandvik Alpha 330 tooling system for drifting and tunneling work was launched. The system enables improved drilling precision, with a doubling of useful life when measured against comparable systems. The successful CAPP range of button bits for bench drilling was upgraded, to provide even better performance.

In the Bolter Miner series, a new machine, the ABM 10, has been developed at product area VAB for bolting and mechanical excavation in coal mines. With its unique design, the new machine can mine coal and reinforce the gallery roof at the same time.

For water-well drilling, a new series of mobile rigs was developed in the Driltech product area. The drill mechanism is powered by the truck's engine rather than a separate unit, making the rigs lighter, more flexible and easy to serve.

Under the Böhler Pneumatics (BPI) brand, the advanced drill rig, Triton 600, for quarry and open-pit mine drilling, was unveiled. With its low transport height, only 3.3 meters, it is highly flexible, and can be moved easily between locations.

The Sandvik Rock Processing product area introduced a new control system for optimization of the capacity of the product area's crushers. A new crusher, Hydrocone® 7800, with very high capacity, was introduced for mining customers.

Sandvik Materials Handling increased its competitiveness through measures including an improvement in the range of components. A new design center was established in India.

PROFITABLE GROWTH

Sandvik Mining and Construction is a leader in its various areas of operations. With a well-developed sales organization, a wide range of products, modern production plants and a highly skilled workforce, the business area has excellent prospects of improving profitability, of growing organically and through acquisitions, and of capturing market shares.



The new Sandvik Alpha 300 tool system enables improved precision in drilling.



Among other applications, Sandvik's new, ultra-low-profile mine loader (only 88 cm high) is used in South Africa's platinum mines and other mines with a low working height.

Sandvik Materials Technology in 2003

The business area is a world-leading manufacturer of high-value-added tube, strip and wire products made of advanced stainless steels, special alloys, metallic and ceramic resistance materials, as well as process plants and sorting systems. Sandvik Materials Technology is the only company in its areas of operation with a truly global presence and strong market positions.



Sandvik's seamless, stainless steel tubes on coils play an important role for Norwegian AkerKværner in the production of so-called umbilicals that are used in oil/gas extraction.



A SPECIALIST IN MATERIALS TECHNOLOGY

The Sandvik Materials Technology's research facilities for materials development are among the foremost in the world. The business area develops materials for various types of application areas, and is also specialized in the area of ceramics, mainly for high-temperature applications. There are a total of 900 different material and alloy grades in the program – with tailor-made properties adapted for specific purposes.

INVOICED SALES BY CUSTOMER SEGMENT


Other
Automotive
Mining
Construction
Oil/gas processing
Consumer-related



Advanced materials for the medical-technology industry is an area within Nova, Sandvik Material Technology's new business development unit.

STRONG BRANDS

OPERATIONS

- High-value-added products in advanced stainless steels, special alloys, and metallic and ceramic resistance materials, as well as process plants and sorting systems.
- Product areas are Tube, Strip, Wire, Kanthal and Process Systems.
- Global presence with focus on product niches and customers with exacting requirements for productivity, safety and performance.
- Extensive investment in R&D and a special unit for business development.
- Products and materials developed in close cooperation with customers.

GOALS OVER A BUSINESS CYCLE

- Higher profitability – operating margin shall amount to 12–15%.
- Return on capital employed shall amount to 15–18%.
- The average annual organic sales growth shall amount to at least 4–5%.

STRATEGY

- Global leadership within selected areas.
- Develop high-value-added products in close cooperation with key customers.
- Leadership in the operational areas pertaining to productivity, lead-times, delivery security and purchasing.
- Deliver value to customers who appreciate long-term relations, quality and innovative solutions.
- Distribute own and complementary products rapidly and cost-efficiently primarily through own sales channels.

EXTERNAL DRIVING FORCES

- Investments in mainly the process, energy and electronics areas and production of industrial and consumer products.
- Increased automation, energy-efficient products and processes, and raised environmental awareness.
- Exacting customer requirements for safety, performance, productivity and cost-effectiveness.
- Product development in close cooperation with customers.
- Customers in many growth areas and consumer-oriented industries.

INVOICED SALES BY MARKET AREA


Asia/Australia
Africa/Middle East
South America
EU
NAFTA
Other Europe

DEVELOPMENT DURING THE PAST FIVE YEARS

INVOICED SALES, SEK M


11 971
14 209
14 528
12 970
12 467
99
00
01
02
03

OPERATING PROFIT, SEK M
— % of invoicing


633
980
1 281
1 182
750
99
00
01
02
03

RETURN ON CAPITAL EMPLOYED, %


6
10
12
10
7
99
00
01
02
03

INVESTMENTS IN FIXED ASSETS, SEK M


448
597
572
682
1 103
99
00
01
02
03

NUMBER OF EMPLOYEES, 31 DECEMBER


9 238
9 305
8 564
8 282
7 962
99
00
01
02
03

Sandvik Materials Technology
Tailor-made customer solutions

Invoiced sales by Sandvik Materials Technology declined by 4% compared with the preceding year and amounted to SEK 12,467 M (12,970). Operating profit was SEK 750 M (1,182), or an operating margin of 6% (9). Return on capital employed was 7% (10). Including acquisitions/divestments, sales in fixed currency decreased during the past five years by an average of 2% annually. The return on capital employed was 9% during the corresponding period.

STRONG MARKET POSITIONS

The market potential for the products of the business area is about SEK 80 billion. The underlying annual market growth in stainless steels and special alloys amounts to 4–5%. The added value for Sandvik's products is high and accounts for about three fourths of the total sales value.

Sandvik is a leader in the field of seamless stainless tubes, where there are three major competitors: the Japanese Sumitomo Metals, the German-French DMV and the Spanish Tubacex. In wire and strip, there are a few major competitors as well as many smaller companies that lack their own metallurgy operations. Kanthal is the strongest global brand in electrical heating. For high-temperature elements of ceramic material, competition is mainly from an American company, I2R, and the Japanese companies Tokai Konetsu and Riken. For the Process Systems product area, a primary competitor in the steel-belt and press plate area is the German-Austrian Berndorff-Hueck. In construction and sorting operations, in addition to Berndorff-Hueck, competition is comprised of the UK company FKI, German Siemens, Van der Lande of The Netherlands as well as from processes based on other methods and materials.



Sandvik Hiflex® is a new material for flapper valves.



Kanthal wire plays a main role in the mechanism for creating and reading information in computer hard discs.

SIGNIFICANT EVENTS

Increased capital and manufacturing efficiency is a priority area within Sandvik Materials Technology. During 2003, a very comprehensive lead-time program was initiated. This involves the introduction of new production systems and new work methods, which contribute to significant shortening in lead-times, reduce work in progress, improve productivity, raise capacity and increase delivery reliability and service level to the customer. The program extends over two years. During 2003, a number of pilot projects were conducted with favorable results.

Effective 1 January 2003, the business area changed its name to Sandvik Materials Technology, with five product areas being introduced. This clarifies and simplifies the structure and focuses more strongly on high-value-added products. A new unit for business development (Nova) was established as an active support for a more rapid commercialization of new materials within prioritized customer segments. Included in Nova are materials for the medical industry, Sandvik Bioline®, surface-technology products, powder metallurgy and the unique material Sandvik Nanoflex®.

Within the framework of the ongoing program of change, the number of employees within the business area was reduced by about 320. Measures included the closure of the Gusab Stainless AB spring wire plant. The aim is to achieve higher efficiency, reduced costs and increased flexibility.

The work of establishing a new distribution center in Venlo, The Netherlands began during the year. The distribution center will be placed in operation in 2004 and will improve the service to customers in Germany, the Benelux countries and others.

In Shanghai, China, a new manufacturing unit for process systems was inaugurated.

The business area received a quality award from the US razorblade manufacturer Gillette for high quality in razorblade steel and for excellent service.

At Sandviken, equipment for casting of billets was modernized, which shortens lead-times, reduces production costs and increases service to customers. Production capacity within drill-steel production was increased and lead-times shortened.

The Process Systems product area invested in a new production facility in Japan for mirror-polishing of belts. The products are used for producing foil/film in the electronics industry.

Within the Kanthal product area, extensive efficiency enhancement measures were carried out. During the autumn, investments were made in areas including an expansion of the wire-drawing plant in Hallstahammar, Sweden which enables a more efficient material flow that increases productivity and shortens lead-times. The number of production units was reduced, mainly in furnace-element production.

NEW ADVANCED PRODUCTS

Under the name Sandvik Bioline®, a range of advanced materials and products are being marketed for the rapidly growing medical-technology industry. The products are being used in implants and for surgical and dental instruments. The material Sandvik Nanoflex® was further developed for new application areas.

Newly developed alloys for so-called wirelines were introduced during 2003. Wirelines are wire in continuous lengths of up to 10,000 meters, which are used in the oil/gas industry for checking oil wells on the ocean floor. The use of a new alloy was initiated for Sandvik tubes with internal fins. Through this new alloy, customers can upgrade production of ethene, the basic raw material in plastics manufacturing.

During 2003, Sandvik Materials Technology initiated a partnership with the company Tenaris S.A., which is a leading global distributor of tube products for the extraction and transport of oil and gas. The cooperation has been successful. Sandvik's sales of so-called down-hole products, production pipe for extraction of oil and gas, has multiplied, with the potential continuing to be high.

The Sandvik Safurex® material for the fertilizer industry and the new strip steel for flapper valves, Sandvik Hiflex®, achieved major market success during the year. Flapper valves are used, for example, in compressors in refrigerators and air-conditioning systems in cars.

Within the Kanthal product area, several new heating elements were developed, including Kanthal® Super ER. The new product is used in furnaces for sintering (heat-treating) of components for industries including the automotive and electronics.

The Process Systems product area introduced a number of new systems for pastillation during the year, in accordance with the successful Rotoform® concept. The first unit was presented in 1980, with the 1,000th unit delivered in 2003. One of the year's new models is the Rotoform® HS, which increases customers' capacity by up to 70%.

CONTINUED FOCUS ON IMPROVED EARNINGS

The business area's profitability has yet to meet the established objectives. The ongoing program of change is comprehensive and extends through year-end 2005. The effects of the program elements implemented to date are very positive. Sandvik Materials Technology shall achieve a significant earnings improvement through continued focus on two main areas: shorter lead-times and improved product mix.



Sandvik Nanoflex® is used in the cutting heads of Philips electric shavers, an area where exceedingly high requirements are placed on material properties.



During the year, Process Systems delivered the thousandth Rotoform pastillation plant.

The Sandvik share

SHARE PRICE DEVELOPMENT

Sandvik's total market capitalization at year-end 2003 was SEK 64 billion (50), and the share price at year-end was SEK 247.50. In terms of value, the Group was the 11th (11th) largest company on Stockholmsbörsen (Stockholm Exchange). Sandvik's market capitalization increased 28% during the year, after a decline of 13% in 2002 and a decline of 1% in 2001. A comparative index for the engineering industry is the MSCI Europe Machinery Index, which increased 27% during 2003. The General Index on Stockholmsbörsen increased 30%.

During the most recent 10-year period, the Sandvik share price, including reinvested dividend, rose an average of 11% annually. The comparable increase for the General Index, including dividends, was 8%.

The Sandvik share ranked 10th (12th) among the most actively traded shares on the Stockholmsbörsen in 2003. A total of 409 million shares were traded. The turnover was 156% (120), compared with 125% (122) for the entire exchange.

Sandvik has been listed on Stockholmsbörsen since 1901. The total number of Sandvik shares today is 258,710,150, including repurchased shares, and the number of shareholders is approximately 61,000. The Sandvik share is also traded in the US in the form of ADRs (American Depositary Receipts), under the symbol "SAVKY." The number of ADRs outstanding at the close of 2003 was 1,008,680. Sandvik shares are also listed in Helsinki. In February 2004, the Board of Directors resolved to apply for delisting of Sandvik shares from the London Stock Exchange.

SANDVIK AND MSCI EUROPE MACHINERY INDEX



SEK
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
SANDVIK
MSCI Europe Machinery

SANDVIK AND THE GENERAL INDEX



SEK
300
250
200
150
100
50
0
No.
60 000
50 000
40 000
30 000
20 000
10 000
0
1999
2000
2001
2002
2003
2004
Source: EcoWin
SANDVIK
AFGX
Turnover volume (thousands)

DIVIDEND POLICY

The principal financial objective of the Sandvik Group is to generate attractive capital return and value growth for those who invest in the Sandvik share. The goal is that the dividend and value growth shall exceed the engineering industry's average and that shareholders shall receive a dividend of at least 50% of earnings per share.

With the proposed dividend (SEK 10.50 per share), the increase in dividends has averaged 7% annually from and including 1997. The dividend comprises 94% of earnings per share in 2003, and the average payout ratio during the past five years amounts to 71%. Earnings per share amounted to SEK 11.20 in 2003 and has grown during the past ten-year period by an average of 11% annually.

SHAREHOLDERS

The ten largest shareholders hold about 36% of the total number of shares. In 2003, shares owned by shareholders outside Sweden increased to 38% (37), a figure that has nearly tripled since 1996. The ten largest shareholders in Sandvik at year-end 2003 were:

Ownership group	Holding, %
AB Industrivärden	8.2
JP Morgan Chase Bank*	6.1
Robur	3.5
SHB Pension Foundation	3.5
SHB Investment Funds	3.2
AMF Pension Insurance	3.2
State Street Bank and Trust Co	3.0
Nordea Equity Funds	1.9
SEB Equity Funds	1.7
Bank of New York*	1.5

* nominee-registered shares

BUY-BACK OF SHARES

On 5 May 2003, Sandvik's Annual General Meeting approved a Board proposal to increase its mandate to buy back shares in the Company. As a result of the decision, the Company is entitled to purchase up to 10% of the total number of shares, corresponding to about 25.8 million shares, during the period up to the 2004 Annual General Meeting. No repurchases were made during 2003. At year-end 2003, 8.7 million shares (or 3.4%) had been repurchased for a total of SEK 1,889 M.

CONVERTIBLE AND OPTION PROGRAMS

The Sandvik Annual General Meeting in 1999 resolved to carry out a part-ownership program directed to employees of the Sandvik Group in Sweden, with the exception of employees within Seco Tools. The direct issue of convertible debentures amounted to SEK 955 M, corresponding to 4,360,150 shares if fully converted. Additionally, 560,900 options were issued to employees outside Sweden, which, if exercised, will result in a corresponding number of shares. The convertible debenture loan has a term from 2 July 1999 through 30 June 2004.

Conversion to new shares in Sandvik is possible during the period 2 July 2001 – 31 May 2004. The conversion price is SEK 219. Full conversion and exercise of all outstanding programs will result in a total of 4,921,050 shares, which gives a dilution of 1.9%, and a total of 263,617,050 shares issued. At year-end 2003, conversion to 14,150 shares had occurred, of which 800 during 2003.

A stock option plan was established in 2000 for senior executives in the Group. The option plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allotment, at no cost to the employee, is based on Sandvik's return on capital employed in the preceding year, and the option holder must pay the exercise price set for the shares. The allotment is in accordance with the principles set out in Note 3.5. In accordance with Swedish accounting practice, Sandvik reports no expense in the income statement in connection with the allotment. The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders.

For additional information, see the Board of Directors' Report on page 36.

INDEXES

The Sandvik share is included in the following indexes: SX General Index, OMX, Afv General Index, Findata's return index, MSCI World Machinery, MSCI Europe Machinery, FTSE Eurotop 300, FTSE Eurotop 100, DJ Stoxx, S&P Euro Plus 200, Alfred Berg Nordic and Enskilda Engineering Index.

RESEARCH

The following companies published research on Sandvik during 2003: ABG Sundal Collier, ABN Amro, BNP Paribas, Carnegie, Cazenove, Cheuvreux, CSFB, Danske Bank, Deutsche Bank Research, Dresdner Kleinwort Wasserstein, Enskilda Securities, Evli Research, Fischer Partners, Goldman Sachs International, Handelsbanken Markets, Human Securities, ING Financial Markets, JP Morgan, Kaupthing Bank, Lehman Brothers, Morgan Stanley Dean Witter, Nordea Securities, Swedbank Markets, UBS Warburg and Öhman Equity Research.

AVERAGE NUMBER OF SANDVIK SHARES TRADED DAILY ON STOCKHOLMSBÖRSEN (thousands)


788
816
1 241
1 380
1 618
99
00
01
02
03

SHAREHOLDER STRUCTURE IN SANDVIK AB 31 DECEMBER 2003


AMF Pension Insurance, 3.2%
Repurchased by Sandvik, 3.4%
SHB Investment Funds, 3.2%
SHB Pension Foundation, 3.5%
Robur, 3.5%
AB Industrivärden, 8.2%
Owners outside Sweden, 37.5%
Swedish private investors, 9.7%
Other Swedish institutions, 27.8%

EARNINGS AND DIVIDEND PER SHARE, SEK


8.00
9.00
9.50
10.00
10.50*
14.00
14.30
14.40
13.70
11.20
99
00
01
02
03
Earnings
Dividend
* Proposal

Report of the Directors
Group review

Order intake in 2003 amounted to SEK 49,830 M (50,230), down 1% in value but up 4% for comparable units at fixed exchange rates. Invoiced sales of the Sandvik Group reached SEK 48,810 M (48,700), an unchanged level compared with a year earlier but an increase of 5% for comparable units at fixed exchange rates. Markets outside Sweden accounted for 95% (95) of sales.

Sandvik Group	2003	2002	Change %
Order intake, SEK M	49 830	50 230	-1
Invoiced sales, SEK M	48 810	48 700	0
Profit after financial items, SEK M	4 187	5 063	-17

Consolidated profit after financial income and expenses totaled SEK 4,187 M (5,063). Included in earnings is a goodwill write-down pertaining to the subsidiary Precision Twist Drill of SEK 600 M. Earnings per share amounted to SEK 11.20 (13.70). Return on capital employed was 13.4% (15.4).

The Board of Directors proposes a dividend of SEK 10.50 (10.00) per share, corresponding to 94% of earnings per share and representing an increase of 5% from a year earlier.

FUTURE PROSPECTS

During 2003, Sandvik developed favorably despite a weak business climate. The business situation improved during the latter part of the year. As a result of a strengthened market position combined with the implemented improvement measures, the Group is well positioned for continued profitable growth.

However, changes in currency exchange rates and in prices of certain raw materials will continue to have a major impact on the Group's earnings.

COMPANY ACQUISITIONS AND DIVESTMENTS

The Group's shareholding in the German Walter AG at year-end amounted to 96.44% of the voting rights, including the 5.18% bought back and owned directly by Walter AG. During the year, Sandvik announced its goal of 100% ownership.

In August, Sandvik divested its 49% minority holding of Eurotungstène Poudres S.A., France, to Eramet S.A., France. Eramet, which previously held 51% of the shares in Eurotungstène Poudres S.A., thereby became sole owner. Eurotungstène Poudres S.A, with 125 employees, produces cobalt and tungsten-based powders mainly for producers of diamond tools.

In September, Sandvik Mining and Construction divested a unit in the US to DBT (Deutsche Bergbau-Technik). The divestment comprised operations within Eimco, in Bluefield, with annual sales of about SEK 400 M. In addition, the Chemical Products Division unit within Sandvik MGT, Bristol, with sales of about SEK 100 M, was sold to Minova (US) Inc.

OTHER STRUCTURAL CHANGES

Sandvik reached an agreement in November that beginning on 1 January 2004 elements of operations within the Sandvik Service company in Sweden will be performed by the Swedish company Manpower Solutions. The agreement is in effect for five years and encompasses property management, payroll service, corporate healthcare, education and certain market-support functions within Sandvik Service. The remaining parts of the service company's operations are being transferred to other units within Sandvik. Approximately 180 persons are being transferred to Manpower Solutions.

Sandvik Mining and Construction inaugurated a new plant in June for the assembly of crushers, feeders and screens in India. The facility is located in Sandvik's industrial area in Pune, in Maharashtra state, and will employ 25 persons.

In Shanghai, China, Sandvik inaugurated a new plant in March for manufacturing process systems and press plates within Sandvik Materials Technology. Fully built, the unit will have 50 employees. The plant also houses a demonstration and service center for customers.

Sandvik decided on the restructuring of production within American Valenite, a company within business area Sandvik Tooling. The decision meant that the Gainesville, Texas unit is to be closed, together with three smaller production units in South Carolina. Instead, production of cemented-carbide tools is to be concentrated to the plant in Westminster, South Carolina, which is being expanded and upgraded with modern manufacturing technology. The decision affected 80 persons who became redundant at the Gainesville plant and about 200 persons in South Carolina who were offered work at the new facility in Westminster.

BOARD PROCEDURES

Sandvik AB's Board of Directors consists of ten members, eight elected by the Annual General Meeting, and two appointed by the union organizations, and two union-appointed deputies (see pages 76–77 of the Annual Report). The work of Sandvik's Board is in accordance with written work procedures and instructions regarding the division of work between the Board and the President and the financial reports to be presented to the Board. During the year, six Board meetings were held, of which one in conjunction with visits to subsidiaries.

The Board's work procedures and instructions regarding the division of work between the Board and the President are updated and approved once annually. The updating shall, among other criteria, be based on the evaluation of the individual and collective work performed by the Board, with the goal of identifying forms of value creation for the company.

In addition to monitoring and follow-up of ongoing operations and profit trend, the Board's work has, for example, involved issues regarding acquisitions and significant investments as well as matters related to financial structure. Further, a number of managers report on strategic matters and other important issues.

During the year, the Sandvik Materials Technology business area updated the Board about its business strategy and its ongoing restructuring program. In the same manner, Sandvik Tooling reported on its business strategy and the integration of Walter and Valenite.

During the year, the Board visited Walter AB in Tübingen, Germany for meetings with the management of the newly acquired company and reviews of strategies, integration and synergies. On the same trip, Sandvik Chomutov in the Czech Republic was visited. This is an important unit within Sandvik Materials Technology for deliveries to the oil/gas industry.

Developments in the Precision Twist Drill subsidiary were reported continuously to the Board.

The Board was advised about the consequences and preparations for the new accounting principles that become effective in 2005. The Board reviewed preparations for implementation of the new pension accounting and has monitored consequences during the year as well as development in the pension funds.

The auditors of the company are routinely invited to two of the Board meetings conducted during the year to ensure that the Board can monitor auditing activities. At the Board meeting held in conjunction with the Annual General Meeting 2003 the audit report for 2002 was presented, and at the Board meeting in November the auditors participated in a discussion of the scope of the audit and direction, and about specific inquiries. The Board Chairman held separate meetings with the auditors.

During the year, the Board conducted an evaluation of its work procedures. Among other actions, this resulted in a decision to establish an Audit Committee. The evaluation was presented to the Nomination Committee.

COMMITTEES

The Board's Remuneration Committee has comprised Board Chairman Clas Åke Hedström and Anders Nyrén. The committee's task is to decide the terms of employment for certain senior executives and to submit a report to the Board for approval.

The Remuneration Committee's recommendations to the Board encompassed changes in pension provisions or severance pay principles, long-term incentive programs, allocation between fixed and variable salary, and size of salary increases for Group management.

The Nomination Committee, established in accordance with the decision reached by the Annual General Meeting, is composed of representatives of the four largest owners and Sandvik's Chairman. Prior to the Annual General Meeting 2004, the Nomination Committee consists of Carl-Olof By (Industrivärden), Curt Källströmer (Handelsbanken Pensionsstiftelse and Pensionkassa), Marianne Nilsson (Robur) and Lars Otterbeck (Alecta) and Sandvik's Chairman Clas Åke Hedström.

In preparation for assignment of auditing services for the years 2004–2007, the Board had a temporary committee. The members were Anders Nyrén and Georg Ehrnrooth with co-opted members of corporate management. The proposal for election of the auditors for the next mandate period was submitted to the Nomination Committee.

In February 2004, the Board decided to establish an Audit Committee composed of at least two Board members, but not the President.

GOALS FOR THE GROUP

In August 2000, overall Group goals were established. The goals meant that organic sales growth shall amount to an average of 6% annually over a business cycle compared with the earlier result of 4%. Company acquisitions come in addition. The annual return on capital employed shall average 20% per year.

Since the beginning of 1994, the Group has been posting an average organic growth of 4% per year and a return on capital employed of 19.1%. Growth through the net of acquisitions and divestments averaged 4% annually.

Moreover, the Group set an ambition to increase the net debt/equity ratio from 0.3 to the range of 0.6–0.8 in order to improve the capital structure before year-end 2003. This was to be achieved through organic growth, acquisitions, continued high dividend – at least 50% of earnings per share – and buying back of the company's own shares. At year-end 2003, net debt/equity ratio was 0.5. A review of the Group's goals regarding capital structure is to be performed in the spring, with the result to be presented at the Annual General Meeting to be held in May 2004.

BUY-BACK OF OWN SHARES

In accordance with the Annual General Meeting decision in May 2003, Sandvik is authorized to buy back a total of 10% of the company's shares. The authorization pertains until the next AGM, 6 May 2004. No shares were bought back during the year. At 31 December, Sandvik held 8,697,000 of its own shares, corresponding to 3.4% of the total number of shares (258,710,150). The purchase amount was SEK 1,889 M, which meant an average price of SEK 217 per share.

The Board has decided to propose to the Annual General Meeting on 6 May 2004 that the Board is to be provided a renewed mandate to continue to buy back the company's own shares. It is proposed that the company's holding of own shares may amount to a maximum of 10% of the total number of shares, corresponding to 25.8 million. Acquisitions are to be made at the prevailing market price on Stockholmsbörsen. The buyback is in line with adapting the capital structure in accordance with established financial goals.

DELISTING FROM THE LONDON STOCK EXCHANGE

The Board has decided to delist the Sandvik share from the London Stock Exchange (LSE). It is considered that the reason for the listing in 1977 no longer exists.

MARKET CONDITIONS

An economic upturn marked the beginning of 2003, with industrial production within OECD increasing at an annual rate of 2%. At the beginning of 2003, the demand situation was relatively good, with the growth rate unchanged during the first six months of the year. It then weakened during the third quarter, to strengthen once again at year-end. One compelling factor, among others, was the recovery of the US economy. Despite the strong growth in GDP in the US, growth in industrial production was no better than moderate, particularly during the second half of the year. Growth for 2003 as a whole was about 2% compared with the preceding year.

Within the European Union, industrial production was unchanged during most of the year. Of the major EU countries, Germany reported increased growth toward year-end. The trend in France and Italy was flat. In contrast, Eastern European countries showed continued good business conditions during 2003.

The trend in the greater part of South America was positive during 2003. The year was off to a strong start in Brazil, Chile and elsewhere, with growth in industrial production up by an annual rate of 5%. The upturn, however, leveled out somewhat during the latter part of 2003.

Countries with extensive mining industries such as South Africa and Australia displayed positive growth until the close of the year when some leveling off occurred. Business conditions in Asia continued to be strong in China and India. However, there was a deterioration in Hong Kong and Korea toward year-end. But the countries in Southeast Asia showed strong growth toward the end of the year, and even in Japan industrial production continued upward.

Demand continued to be good in several industrial sectors. Initially, the market was unfavorable for the energy industry, but activity increased in successive stages. The US coal industry had a positive trend, while the weak dollar had an adverse effect on coal mining in other countries. Although car production decreased in the US and in the EU area, the trend in Asia and Eastern Europe was highly positive. In China, car production increased about 30% during 2003. For heavy trucks, however, there was an improvement in the US, with sales up markedly.

Production within the general engineering industry stabilized during 2003, and toward year-end increased activity was noted in this segment. Operations declined in the aerospace industry, particularly in commercial aviation. Within electronics and the telecom industries, demand increased, but from a low level the preceding year.

The mining industry for precious metals and base metals enjoyed high demand due to continued price increases for gold, platinum, nickel and other metals. Activity within the construction industry was stable at a low level in Europe but high in large parts of Asia, and increased somewhat in the US.

SALES

Sandvik Tooling's overall demand was stable or increasing during the year. Within EU and NAFTA a strengthening occurred. In Eastern Europe, Asia and Australia, demand was strong throughout the year. The trend for cemented-carbide cutting tools was satisfactory, with increasing order intake. For high-speed steel tools for metal cutting, demand continued to be weak, particularly within NAFTA. The weak market also applied for cemented-carbide blanks.

Sandvik Mining and Construction's order intake developed satisfactorily. At the beginning of the year, demand increased mainly in Africa, Asia and Australia. The positive trend was strengthened during the year due to the high prices for base and precious metals having resulted in high mining activity. The trend in the EU was stable, whereas demand in NAFTA was weak. Mounting activity in the construction industry resulted in gradually increasing demand.

Sandvik Materials Technology's demand increased marginally. Although the trend within the EU was positive, for Europe overall it was flat. The trend within NAFTA was weak, but rising activity toward year-end was noted. In Asia, Australia and South America, demand was strong. The market for special products for the off-shore oil and energy industry was strong, but with weakness in consumer-related products persisting.

Order intake showed a weak increase within the EU and was unchanged in the rest of Europe. In NAFTA, order intake fell marginally but recovered later in the year due mainly to high industrial activity in the US. Business conditions in South America continued to improve, with order intake developing positively. Demand in Africa and Australia was strong, combined with high activity in the mining industry. In Asia, Sandvik products had a high order intake, mainly in China. Demand also improved in Japan due to the improved trend in the electronics industry.

RAW MATERIALS

The nickel price rose from USD 7,700 to 16,580 per ton.

Prices for tungsten, cobalt and tantalum increased during 2003.

EARNINGS AND RETURNS

Operating profit amounted to SEK 4,967 M (5,771), down 14% compared with the preceding year.

Included in operating profit were a goodwill write-down and restructuring costs for the US subsidiary Precision Twist Drill of SEK 600 M. Also, operating profit was negatively impacted by changes in currency-exchange rates, SEK 700 M compared with 2002.

Higher sales and production volumes, and the positive impact of the rationalization efforts, had a positive effect on earnings.

Allocations to the profit-sharing plan for employees in wholly owned Swedish companies totaled SEK 140 M (150).

Net financial items amounted to an expense of SEK 780 M (expense: 708). The increase in net financial expense is attributable to higher average borrowing rates during 2003 and higher interest expense for pension liabilities. Profit after financial items was SEK 4,187 M (5,063). Tax expenses totaled SEK 1,212 M (1,431), or 29% (28) of profit before taxes. Excluding non-recurring write-down of goodwill in Precision Twist Drill, tax amounted to 25%. The tax rate for 2003 was affected by the revaluation of previously non-capitalized loss carryforwards, and higher earnings in countries with a relatively lower tax rate.

Net profit was SEK 2,788 M (3,436). Earnings per share reached SEK 11.20 (13.70).

Return on capital employed was 13.4% (15.4) and return on shareholders' equity 12.8% (14.9).

Order intake by market area

	2003 SEK M	Share %	2002 SEK M	Change %	Change *
EU	20 301	41	20 122	+1	+1
Rest of Europe	3 696	7	3 875	-5	0
Total, Europe	23 997	48	23 997	0	+1
NAFTA	10 086	20	11 497	-12	-3
South America	2 130	4	2 180	-2	+16
Africa, Middle East	3 079	6	2 653	+16	+13
Asia, Australia	10 538	22	9 903	+6	+13
Group total	49 830	100	50 230	-1	+4

* Change compared with year earlier excluding currency effects and company acquisitions.

Invoiced sales by market area

	2003 SEK M	Share %	2002 SEK M	Change %	Change *
EU	19 802	41	19 887	0	0
Rest of Europe	3 600	7	3 694	-3	+2
Total, Europe	23 402	48	23 581	-1	0
NAFTA	10 270	21	11 126	-8	+2
South America	2 034	4	2 018	+1	+19
Africa, Middle East	3 159	7	2 668	+18	+14
Asia, Australia	9 945	20	9 307	+7	+13
Group total	48 810	100	48 700	0	+5

* Change compared with year earlier excluding currency effects and company acquisitions.

Invoiced sales in the 10 largest markets

	2003 SEK M	2002 SEK M	Change %
US	8 299	9 201	-10
Germany	5 034	4 711	+7
Australia	3 548	3 041	+17
Italy	3 397	3 332	+2
France	2 774	2 901	-4
Sweden	2 326	2 257	+3
UK	2 044	2 348	-13
Japan	1 962	1 739	+13
South Africa	1 757	1 423	+23
Canada	1 462	1 401	+4

Earnings and returns

	2003	2002
Operating profit, SEK M	4 967	5 771
as a percentage of invoiced sales	10	12
Profit after financial income and expenses, SEK M	4 187	5 063
as a percentage of invoiced sales	9	10
Return on capital employed, %	13.4	15.4
Return on shareholders' equity, %	12.8	14.9
Earnings per share, SEK	11.20	13.70
Diluted earnings per share, SEK	11.00	13.50

Definitions, page 59.

Quarterly trend of profit after financial items

		Invoiced sales SEK M	Profit after financial items SEK M	Net margin %
2002	1st Quarter	11 800	1 261	11
	2nd Quarter	12 510	1 457	12
	3rd Quarter	11 730	1 036	9
	4th Quarter	12 660	1 309	10
2003	1st Quarter	12 080	1 281	11
	2nd Quarter	12 330	1 191	10
	3rd Quarter	11 520	1 103	10
	4th Quarter	12 880	612	5*

* Including write-down of goodwill and restructuring costs for Precision Twist Drill.

Order intake by business area

	2003 SEK M	2002 SEK M	Change %	*
Sandvik Tooling	18 187	17 904	+2	+3
Sandvik Mining and Construction	14 888	14 833	0	+6
Sandvik Materials Technology	12 790	13 414	-5	+2
Seco Tools	3 930	4 055	-3	+2
Group activities	35	24	/	/
Group total	49 830	50 230	-1	+4

* Change excluding currency effects and company acquisitions.

Invoiced sales by business area

	2003 SEK M	2002 SEK M	Change %	*
Sandvik Tooling	18 090	17 840	+1	+3
Sandvik Mining and Construction	14 299	13 842	+3	+9
Sandvik Materials Technology	12 467	12 970	-4	+3
Seco Tools	3 902	4 017	-3	+2
Group activities	52	31	/	/
Group total	48 810	48 700	0	+5

* Change excluding currency effects and company acquisitions.

Seco Tools is a listed company and publishes its own Annual Report with comments on its operations.

Operating profit by business area

	2003		2002	
	SEK M	% of sales	SEK M	% of sales
Sandvik Tooling	2 286	13	2 711	15
Sandvik Mining and Construction	1 444	10	1 477	11
Sandvik Materials Technology	750	6	1 182	9
Seco Tools	677	17	689	17
Group activities	-190	/	-288	/
Group total	4 967	10	5 771	12

BUSINESS AREAS

The Group's order intake and invoiced sales by business area are presented in separate tables. **Seco Tools** is a listed company and publishes its own Annual Report with comments on its operations.

Sandvik Tooling's order intake amounted to SEK 18,187 M (17,904), an increase of 3% compared with the preceding year at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 18,090 M (17,840), up 3% in fixed currency for comparable units. The business climate for cemented-carbide metal-cutting tools was satisfactory, with an increase in market shares. For high-speed steel cutting tools, the market continued to be weak. In the EU and NAFTA demand was weak initially, but recovered toward year-end. Demand in Eastern Europe and Asia/Australia, on the other hand, was strong. Despite the tough business climate, the business area increased its market shares mainly through successful introductions of new products. Combined, the Walter and Valenite acquisitions accounted for SEK 3,701 M (2,632) of order intake and SEK 3,680 M (2,721) of invoiced sales.

Operating profit was SEK 2,286 M (2,711), or 13% of invoiced sales, including a write-down of goodwill and restructuring costs for Precision Twist Drill totaling to SEK 600 M. Including this item, profit was SEK 2,886 M, or 16% of invoiced sales. The acquisitions of Walter and Valenite reduced the operating margin by 3 percentage points. Profit was positively affected by the rationalization program initiated in the preceding year and aimed at reducing the number of production and warehousing units, and at increasing volume. The program measures resulted in increased profit, excluding non-recurring items, despite negative currency-exchange effects.

Sandvik Mining and Construction's order intake continued to develop positively compared with the preceding year and amounted to SEK 14,888 M (14,833), an increase of 6% at fixed exchange rates for comparable units. The high world market prices for base and precious metals resulted in increasing mining activity, creating strong demand. During the year, a number of important orders were obtained from Eastern Europe, Africa, Australia and China. Demand in the construction industry was stable in Europe during the year. Within NAFTA, the trend was weak initially but an increase in demand was noted toward year-end, mainly in the US.

Invoiced sales reached SEK 14,299 M (13,842), an increase of 9% at fixed exchange rates for comparable units. The main reasons behind the rise in invoiced sales were a positive trend in the construction industry, high activity in the mining industry and an increased share in service contracts. However, the weakening of the USD and the strengthening of the South African and Australian currencies toward year-end involved an increased risk of stagnation.

Operating profit was SEK 1,444 M (1,477), or 10% of invoiced sales. The earnings of the business area were negatively impacted by the weaker USD. Higher volume and high capacity utilization in most of the production units, as well as the outcome of implemented structural measures, largely compensated for the negative currency-exchange effects.

Sandvik Materials Technology's order intake amounted to SEK 12,790 M (13,414), an increase of 2% at fixed exchange rates for comparable units. The weak business climate in significant parts of operations persisted. However, demand was at times strong for project-related special products in the Tube product area. The market situation in the EU and NAFTA was weak but activity increased toward year-end. Demand from the electronics industry increased gradually, especially in Japan, which had a particularly favorable effect on Kanthal product area.

Invoiced sales reached SEK 12,467 M (12,970) up 3% at fixed exchange rates for comparable units. Sales of products to the consumer-related industry segment continued to decline, while sales of special products to the offshore oil and energy industry were satisfactory.

Operating profit amounted to SEK 750 M (1,182), or 6% of invoicing. Earnings were affected negatively by exchange rates, low capacity utilization and an unfavorable product mix. Moreover, earnings from associated companies were lower than during 2002. During the year, the program to improve product mix and productivity was intensified.

Group activities include operating expenses for central administration and finance operations and other activities in the Group units not linked to the business areas.

FINANCIAL POSITION

Cash flow from operating activities amounted to SEK 6,421 M (7,190). Cash flow after investments, acquisitions and divestments was SEK 3,655 M (2,482). Liquid funds at year-end amounted to SEK 1,972 M (2,175). Interest-bearing provisions and liabilities less liquid funds yielded a net debt of SEK 12,128 M (11,435).

Sandvik has two five-year credit facilities of USD 650 M (matures in 2004) and USD 500 M (matures in 2007). These two credit facilities, which are the Group's primary liquidity reserves, were unutilized at year-end. The facility that matures in 2004 is intended to be refinanced. Under the Swedish bond loan program of SEK 5,000 M, bonds in the amount of SEK 3,000 M are outstanding. In addition, a five-year euro-bond issue of EUR 50 M was made during 2003.

The international credit-rating institute Standard & Poor's has retained its A+ credit rating for Sandvik's long-term borrowing, and A-1 for short-term borrowing.

Financial position

	2003	2002
Cash flow from operating activities, SEK M	6 421	7 190
Cash flow after investments, acquisitions and divestments, SEK M	3 655	2 482
Liquid assets and short-term investments, 31 Dec., SEK M	1 972	2 175
Loans, 31 Dec., SEK M	10 167	10 907
Net debt, 31 Dec., SEK M	12 128	11 435
Net financial items, SEK M	-780	-708
Equity/assets ratio, %	46	48
Net debt/equity ratio, times	0.5	0.5
Shareholders' equity, 31 Dec., SEK M	21 440	23 205
Shareholders' equity per share, 31 Dec., SEK	85.80	92.80

Definitions, page 59.

INVENTORIES

The value of inventories amounted to SEK 12,147 M (12,849) at year-end, with capital tied-up in inventory 25% (26) of invoiced sales.

ACCOUNTS RECEIVABLE

Accounts receivable at year-end totaled SEK 9,252 M (9,649), which was 18% (19) relative to invoiced sales.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end amounted to SEK 21,440 M (23,205), or SEK 85.80 (92.80) per share. The equity ratio was 46% (48).

CAPITAL EXPENDITURES

Of the investments in fixed assets, the amount of SEK 361 M (213) pertained to Sandvik Mining and Construction's machinery for rental.

The purchase amount for corporate acquisitions during the year was SEK 107 M (2,709). Divestments of companies and shares amounted to SEK 181 M.

	2003	2002
Investments in property, plant and equipment, SEK M	3 153	2 357
as a percentage of invoiced sales	6.5	4.8

RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

The Group's costs during 2003 for research and development and quality assurance amounted to SEK 1,860 M (1,853), corresponding to 3.8% of invoiced sales.

Within Sandvik Tooling, Sandvik Coromant launched new productivity-enhancing CoroKey products, with new insert grades for turning of steel and cast-iron components. New tool solutions were presented for multi-task machines. For high-speed milling and milling of such items as engine components of aluminum, tools were introduced that provide particularly close tolerances. A new production technology was developed for the manufacture of indexable inserts with complex macro- and micro-geometry.

Walter launched a new product program of high-performance milling tools, XtraTec™, with very high precision. Walter also presented a new generation of grinding machines.

Within Sandvik Tooling, a new common technology platform was introduced that includes production process, equipment, patent and application expertise. Valenite, with the aid of this platform, launched its so-called ValPro concept with about 1,000 modern products suitable for turning. Other brands developed product programs, for instance for drills and end-mills of solid-carbide, with the aid of the new technology platform.

Sandvik Mining and Construction supplemented the low-profile series within Sandvik Tamrock with the Axera XLP drill rig and the Robolt XLP bolting machine, specially adapted for work in mines with a low working height. Tools for rock drilling and drill bits for drifting and tunneling were upgraded. The VAB product area developed a new machine, the ABM 10, in the Bolter Miner series, which both can mine coal mechanically and reinforce the mine-gallery roof. The Driltech product area introduced lighter-weight and more flexible, mobile rigs for well drilling, where the drilling mechanism is driven by the vehicle engine, and not by a separate unit.

Sandvik Materials Technology continued its development efforts for new materials in the medical-technology industry, mainly for implants and surgical instruments. The products are marketed under the name Sandvik Bioline®. Newly developed alloys were placed in operation for so-called wirelines for the oil/gas industry, and for tube with internal fins for the chemicals industry. The Kanthal product area launched new heating elements, including the Kanthal Super® ER, for furnaces in the automotive and electronics industries.

PERSONNEL

The number of employees at year-end was 36,930 (37,388). For comparable units, the number of employees decreased by 367 (2002: decrease 843).

	2003	2002
Number of employees, 31 Dec.*	36 930	37 388
Average number of employees		
Women	6 490	6 434
Men	30 647	29 684
Total	37 137	36 118

* Part-time employees adjusted to reflect an equivalent number of full-time employees.

At 31 December 2003, the number of persons employed by the Group in Sweden was 9,798 (9,815). Details regarding personnel costs and the average number of employees are provided on page 61.

EMPLOYEE PROFIT-SHARING AND BONUS PROGRAM

Since 1986, Sandvik has a profit-sharing system for all employees of wholly owned companies in Sweden. The Group's return during 2003 meant that SEK 140 M of the maximum amount, SEK 150 M, was allocated to the profit-sharing fund.

In accordance with the decision of the Annual General Meeting in 1999, employees in Sweden were offered to subscribe for convertible debentures in Sandvik AB. About 70% of the employees subscribed for convertibles totaling SEK 955 M. The convertible debenture loan expires on 30 June 2004. Conversion to new shares in Sandvik is possible during the period 2 July 2001 through 31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. Beginning in August 2002, the convertibles are listed on the Stockholmsbörsen.

At the same time, employees outside Sweden were issued 560,900 options, which at exercise yield the same number of shares. At full conversion and full exercise of the options, a total of 4,921,050 shares will be issued, corresponding to a dilution of 1.9%. During 2003, 800 new shares were issued through conversion. The redemption price is SEK 219. The program runs parallel with the convertible loan.

A stock option plan was established in 2000 for senior executives in the Group. The option plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allotment, at no cost to the employee, is based on Sandvik's return on capital employed in the preceding year and the option holder must pay the exercise price set for the shares. The allotment is in accordance with the principles set out in Note 3.5. In accordance with Swedish accounting practice, Sandvik reports no expense in the income statement in connection with the allotment. The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders.

The Board has, in accordance with the 5-year option plan, and based on the 2003 return, voted to allot options to some 300 senior executives and specialists in the Group, with a value of SEK 13.4 M. The value has been calculated in accordance with the Black&Scholes valuation model. Based on analysis of historical volatility of the company's stock market price, volatility during the lifetime of the option is estimated at 28%. The allotment comprises 25% of the maximum allotment. The number of options amounts to 315,000, of which 10,000 to the President and 25,000 to the other senior executives. The option redemption price is SEK 267, which is 110% of the average share price during the three trading days following publication of the year-end financial report.

Details pertaining to the allotment of options and how the option plan has affected profit for the year are presented in Note 3.5.

The new options are hedged financially to ensure that the effect on the company's costs related to future price fluctuations in the Sandvik share are limited.

The Board also voted not to implement a new option program for fiscal year 2004. During the year, the conditions for a new, long-term incentive program will be evaluated.

REVISED ACCOUNTING PRINCIPLES IN 2003 FOR EMPLOYEE BENEFITS

As of 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits in consolidated accounting. The rules are based on IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with local rules in each country. The transition to RR29 resulted in an increase in the Group's pension liabilities of about SEK 1,600 M. After deduction for deferred taxes, the consolidated shareholders' equity was reduced by SEK 1,053 M. Sandvik chose to report this effect as an adjustment item in shareholders' equity at 1 January 2003. Accordingly, the change in itself did not affect earnings or cash flow. The change did not alter the Sandvik Group's obligations to its employees.

Other revised accounting principles had only marginal effect on earnings and are presented in the Accounting principles section.

ENVIRONMENT

Sandvik's Swedish units conduct licensed operations in accordance with the Swedish environmental legislation at the plants in Sandviken, Gimo, Stockholm, Hallstahammar and Svedala, as well as at a number of other locations in Sweden. In addition, most of the larger subsidiaries outside Sweden conduct operations that are covered by specific environmental statutes.

Annually, comprehensive environmental reports on the main Swedish operations are submitted to the supervisory authorities in which the license standards and compliance with all the various requirements are presented. In other countries, equivalent reports are submitted.

The environmental court in Östersund, Sweden has ruled on an application pertaining to existing and expanded operations in Sandviken, which Sandvik submitted in June 2002. The ruling complies with Sandvik's motion, and the court has not required that measures, over and above those described in the submission, be taken.

The major environmental impact is linked to the energy-demanding transformation in Sandviken and Hallstahammar of raw materials to semi-finished goods in the form of billets for steel and special metals. The main portion of the raw material is recovered steel scrap. Other operations in the Group are mainly characteristic of the engineering industry, with limited emission to air and water.

One of the Group's comprehensive environmental objectives is that units with producing operations shall be certified in accordance with ISO 14001 prior to year-end 2004. At year-end 2003, about 34 units had been certified (23 at year-end 2002). Through the certification process, the effectiveness of the environmental work is enhanced, with all employees obtaining basic environmental training. The environmental efforts also provide an improved work environment and cost savings.

Carbon dioxide emissions and electricity consumption are reported on an ongoing basis. Carbon dioxide emissions from fossil fuel remained at the same level as in 2002, while electricity consumption increased only marginally. For a more detailed description, refer to the section Sandvik and the environment, page 12.

For a number of years, many harmful chemicals, primarily trichloroethylene, have been replaced with less harmful chemicals at the main operations. Efforts continued during the year of attaining the same goals at all manufacturing units outside Sweden.

Internal material-recycling increased, with guidance provided by objectives from the environmental management systems. Within both steel and cemented-carbide production, there are well-developed systems for recycling expended material, and return materials from processing.

PARENT COMPANY AND SUBSIDIARIES OPERATING ON COMMISSION FOR SANDVIK AB

Parent Company invoiced sales amounted to SEK 11,974 M (11,935) and operating profit was SEK 1,018 M (1,428). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets amounted to SEK 3,110 M (693). Investments in fixed assets amounted to SEK 1,083 M (856).

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2003 was 6,991 (6,926).

In addition to Sweden, the Parent Company's operations are carried out in a number of countries, mainly through representative offices.

INTRODUCTION OF NEW INTERNATIONAL ACCOUNTING PRINCIPLES IN 2005

Effective 1 January 2005, Sandvik will implement fully the new international accounting principles (IFRS/IAS) as adopted by the EU.

Sandvik implemented the Swedish Financial Accounting Standards Council's recommendation RR29/IAS 19 "Employee Benefits" in 2003, which mainly involved changes in accounting pension liability reporting. This change in principle was charged as an adjustment to shareholders' equity at 1 January 2003.

The new IFRS rules mean that certain comparative figures for 2004 will be revised and, in certain cases, the opening balance of shareholders' equity at 1 January 2004 will be restated. This applies to items including the pension liability that will be retroactively revalued again at 1 January 2004 in connection with the implementation of the new rules in 2005.

IAS 39, Reporting of financial instruments means, for Sandvik's part, that the financial instruments including those utilized by the Group as currency hedges and interest swaps and certain financial items will be marked to market and reported at fair value as of 1 January 2005. The effect of fair value measurement will be reported in the income statement or, in case hedge accounting is applied, directly to shareholders' equity. For Sandvik's part, and in anticipation of conclusive formulation of the new rules, the current assessment is that most of the financial instruments that are used will be dealt with in accordance with the hedge accounting rules.

Other revisions, for Sandvik's part, are that a refined apportioning of fixed assets in different components will be required, with different depreciation periods, so-called component depreciation. This is being implemented already during 2004 in the Sandvik Group.

In certain cases, including the Brazilian subsidiaries, the reporting currency will be changed from USD to the local currency.

In addition, annual goodwill amortization will probably be removed and replaced by annual value tests (impairment tests). Sandvik's annual amortization at year-end 2003 amounts to some SEK 400 M.

In addition to the early implementation of RR29/IAS 19, Sandvik has carried out, or planned, a large number of activities to prepare the Group for the implementation of the new rules.
During 2003, a detailed consequence analysis was carried out pertaining to the new rules. Based on this analysis, a number of work seminars were convened to review in greater detail the consequences and to identify necessary preparations.

With the implementation of SAP R/3 at a number of Group units by year-end 2003, supplementary tasks were identified that are essential for coping with the new accounting principles.

The most important measures during 2004 will be to ascertain in detail the requirements for routines, documentation and possible additional system changes for coping with the reporting of financial instruments.

The Group's internal guidelines and report package will be updated, and comprehensive training and information efforts have been planned.

Consolidated income statement

Amounts in SEK M		2003	2002
Invoiced sales	Notes 1, 2	48 810	48 700
Cost of goods sold	Note 4	-33 497	-33 013
Gross profit		15 313	15 687
Selling expenses		-8 579	-8 122
of which non-recurring items, including goodwill writeoff pertaining to Precision Twist Drill		(-600)	-
Administrative expenses		-1 953	-2 051
Other operating income		291	437
Other operating expenses		-105	-180
Operating profit	Notes 1, 3, 5, 6	4 967	5 771
Income from securities and loans held as fixed assets	Note 9	-11	-3
Other interest income and similar income	Note 10	55	47
Interest expense and similar charges	Note 10	-824	-752
Profit after financial items	Note 28	4 187	5 063
Income taxes	Note 12	-1 212	-1 431
Profit after tax		2 975	3 632
Minority interests		-187	-196
Net profit for the year		2 788	3 436
Earnings per share, SEK	Note 30	11.20	13.70
Earnings per share after dilution, SEK	Note 30	11.00	13.50

Consolidated balance sheet

Amounts in SEK M		2003	2002
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 14	511	265
Goodwill	Note 14	4 349	5 633
		4 860	5 898
Tangible fixed assets			
Land and buildings	Note 14	4 308	4 659
Plant and machinery	Note 14	7 812	8 348
Equipment, tools, fixtures and fittings	Note 14	1 196	1 240
Construction in progress and advance payments for tangible assets	Note 14	1 676	1 010
		14 992	15 257
Financial fixed assets			
Investments in associated companies	Notes 1, 17	342	439
Advances to associated companies		1	1
Other investments held as fixed assets	Note 18	28	57
Deferred tax assets	Note 12	1 448	1 052
Other long-term receivables		681	318
		2 500	1 867
Total fixed assets		22 352	23 022
Current assets			
Inventories	Note 19	12 147	12 849
Current receivables			
Trade receivables		9 252	9 649
Due from associated companies		85	81
Prepaid income taxes	Note 12	642	497
Other receivables		966	1 006
Prepaid expenses and accrued income		981	842
		11 926	12 075
Liquid assets		1 972	2 175
Total current assets		26 045	27 099
TOTAL ASSETS	Note 1	48 397	50 121
Assets pledged	Note 27	165	199

Amounts in SEK M		2003	2002
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital		1 552	1 552
Restricted reserves		6 593	7 288
		8 145	8 840
Unrestricted equity			
Unrestricted reserves		10 507	10 929
Net profit for the year		2 788	3 436
		13 295	14 365
Total shareholders' equity	Note 20	21 440	23 205
Minority interests in shareholders' equity		846	964
Provisions			
Provisions for pensions	Note 23	3 659	2 044
Provisions for taxes	Note 12	800	858
Deferred tax liabilities	Note 12	2 109	1 964
Other provisions	Note 24	976	1 127
		7 544	5 993
Long-term interest-bearing liabilities			
Loans from financial institutions	Note 13	2 373	1 681
Convertible debenture loans	Notes 13, 25	1 022	1 022
Other liabilities	Note 13	3 909	2 214
		7 304	4 917
Current interest-bearing liabilities			
Loans from financial institutions		3 001	6 192
Other liabilities		136	457
		3 137	6 649
Non-interest-bearing liabilities			
Advance payments from customers		330	293
Accounts payable		3 002	2 603
Bills payable		60	129
Due to associated companies		30	41
Income tax liabilities	Note 12	363	556
Other liabilities		1 003	1 182
Accrued expenses and deferred income	Note 26	3 338	3 589
		8 126	8 393
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		48 397	50 121
Contingent liabilities	Note 27	843	672

Consolidated
changes in shareholders' equity

Amounts in SEK M	Share capital	Restricted reserves	Unrestricted equity	Total shareholders' equity
Shareholders' equity, 31 December 2001	1 552	8 113	14 307	23 972
Write-up of tangible fixed assets	-	5	-	5
Currency translation differences	-	-	-1 602	-1 602
Net gains and losses not recognized in the income statement	-	5	-1 602	-1 597
Unappropriated earnings of associated companies	-	73	-73	0
Other movements between unrestricted and restricted equity	-	-906	906	0
Net profit for the year	-	-	3 436	3 436
Dividend	-	-	-2 380	-2 380
Buy-back of own shares	-	-	-229	-229
Issue of shares in connection with conversion of loan	-	3	-	3
Shareholders' equity, 31 December 2002	1 552	7 288	14 365	23 205
Effect of change in accounting principle	-	-	-1 053	-1 053
Restated balance, 1 January 2003	1 552	7 288	13 312	22 152
Currency translation differences	-	-	-1 000	-1 000
Net gains and losses not recognized in the income statement	-	-	-1 000	-1 000
Unappropriated earnings of associated companies	-	-1	1	0
Other movements between unrestricted and restricted equity	-	-694	694	0
Net profit for the year	-	-	2 788	2 788
Dividend	-	-	-2 500	-2 500
Shareholders' equity, 31 December 2003	1 552	6 593	13 295	21 440

Consolidated cash-flow statement

Amounts in SEK M	2003	2002
Cash flow from operating activities		
Profit after financial income and expenses	4 187	5 063
Adjustment for depreciation and writedowns	3 346	2 696
Adjustment for items that do not require the use of cash	-213	-175
Taxes paid	-1 577	-1 449
Cash flow from operations before changes in working capital	5 743	6 135
Changes in working capital		
Change in inventories	70	285
Change in current receivables	115	757
Change in current operating liabilities	493	13
Net cash from operating activities	6 421	7 190
Cash flow from investing activities		
Acquisitions of companies and shares, net of cash acquired	-107	-2 570
Investments in tangible fixed assets	-3 153	-2 357
Proceeds from sale of companies and shares, net of cash disposed of	181	-3
Proceeds from sale of tangible fixed assets	313	222
Net cash used in investing activities	-2 766	-4 708
Net cash flow after investing activities	3 655	2 482
Cash flow from financing activities		
Change in short-term loans	-3 633	-895
Change in long-term loans	2 533	1 236
Buy-back of company shares	-	-230
Dividends paid	-2 659	-2 545
Net cash used in financing activities	-3 759	-2 434
Cash flow for the year	-104	48
Liquid funds at beginning of the year	2 175	2 258
Effects of exchange rate changes on liquid funds	-99	-131
Liquid funds at end of the year	1 972	2 175

Supplementary information, Note 29.

Parent Company income statement

Amounts in SEK M		2003	2002
Invoiced sales	Note 2	11 974	11 935
Cost of goods sold	Note 4	-9 580	-9 219
Gross profit		2 394	2 716
Selling expenses		-255	-300
Administrative expenses		-1 458	-993
Other operating income		347	36
Other operating expenses		-10	-31
Operating profit	Notes 3, 5, 6	1 018	1 428
Income from shares in Group companies	Note 7	45	127
Income from shares in associated companies	Note 8	169	10
Income from securities and loans held as fixed assets	Note 9	-223	27
Other interest income and similar income	Note 10	227	296
Interest expense and similar charges	Note 10	-355	-371
Profit after financial items		881	1 517
Appropriations	Note 11	-178	-124
Income taxes	Note 12	-255	-301
Net profit for the year		448	1 092

Parent Company
balance sheet

Amounts in SEK M		2003	2002
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 15	-	8
			8
Tangible fixed assets			
Land and buildings	Note 15	499	448
Plant and machinery	Note 15	2 791	2 778
Equipment, tools, fixtures and fittings	Note 15	331	269
Construction in progress and advance payments for tangible assets	Note 15	1 052	593
		4 673	4 088
Financial fixed assets			
Shares in Group companies	Note 16	6 712	6 311
Advances to Group companies		179	411
Shares in associated companies	Note 17	8	16
Advances to associated companies		1	1
Other investments held as fixed assets		0	0
Deferred tax assets	Note 12	-	7
Other long-term receivables		24	19
		6 924	6 765
Total fixed assets		11 597	10 861
Current assets			
Inventories	Note 19	2 669	2 732
Current receivables			
Trade receivables		513	633
Due from Group companies		5 750	7 001
Due from associated companies		83	76
Prepaid income taxes	Note 12	128	165
Other receivables		165	162
Prepaid expenses and accrued income		381	311
		7 020	8 348
Liquid assets		307	99
Total current assets		9 996	11 179
TOTAL ASSETS		21 593	22 040
Assets pledged	Note 27	-	-

Amounts in SEK M		2003	2002
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital		1 552	1 552
Share premium reserve		23	23
Legal reserve		297	297
		1 872	1 872
Unrestricted equity			
Profit brought forward		5 289	6 916
Net profit for the year		448	1 092
		5 737	8 008
Total shareholders' equity	Note 20	7 609	9 880
Untaxed reserves			
Accelerated depreciation	Note 21	1 946	1 834
Tax allocation reserves	Note 22	1 330	1 266
Other untaxed reserves	Note 22	12	10
		3 288	3 110
Provisions			
Provisions for pensions	Note 23	94	94
Provisions for taxes	Note 12	166	162
Other provisions	Note 24	104	107
		364	363
Long-term interest-bearing liabilities			
Loans from financial institutions	Note 13	765	819
Loans from Group companies	Note 13	102	111
Convertible debenture loan	Notes 13, 25	952	952
Other liabilities	Note 13	3 532	1 880
		5 351	3 762
Current interest-bearing liabilities			
Due to Group companies		2 192	2 518
		2 192	2 518
Noninterest-bearing liabilities			
Advance payments from customers		8	17
Accounts payable		713	556
Due to Group companies		961	780
Due to associated companies		11	13
Income tax liabilities	Note 12	-	-
Other liabilities		89	83
Deferred tax liability		14	-
Accrued expenses and deferred income	Note 26	993	958
		2 789	2 407
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		21 593	22 040
Contingent liabilities	Note 27	4 731	7 172

Parent Company
changes in shareholders' equity

Amounts in SEK M	Share capital	Share premium reserve	Legal reserve	Unrestricted equity	Total
Shareholders' equity, 31 December 2001	1 552	20	297	9 917	11 786
Group contribution	-	-	-	-545	-545
Tax effect of Group contribution	-	-	-	153	153
Net gains and losses not recognized in the income statement	-	-	-	-392	-392
Net profit for the year	-	-	-	1 092	1 092
Dividend	-	-	-	-2 380	-2 380
Buy-back of own shares	-	-	-	-229	-229
Issue of shares in connection with conversion of loan	0	3	-	-	3
Shareholders' equity, 31 December 2002	1 552	23	297	8 008	9 880
Group contribution	-	-	-	-304	-304
Tax effect of Group contribution	-	-	-	85	85
Net gains and losses not recognized in the income statement	-	-	-	-219	-219
Net profit for the year	-	-	-	448	448
Dividend	-	-	-	-2 500	-2 500
Issue of shares in connection with conversion of loan	0	0	-	-	0
Shareholders' equity, 31 December 2003	1 552	23	297	5 737	7 609

Parent Company
cash-flow statement

Amounts in SEK M	2003	2002
Cash flow from operating activities		
Profit before tax	703	1 393
Adjustment for depreciation	464	438
Adjustment for items that do not require the use of cash	-197	-48
Taxes paid	-108	-219
Cash flow from operations before changes in working capital	862	1 564
Changes in working capital		
Change in inventories	63	206
Change in current receivables	1 510	1 480
Change in current operating liabilities	366	141
Net cash from operating activities	2 801	3 391
Cash flow from investing activities		
Acquisitions of companies and shares, net of cash acquired	-493	-56
Investments in tangible fixed assets	-1 083	-856
Proceeds from sale of companies and shares, net of cash disposed of	174	-2
Proceeds from sale of tangible fixed assets	46	48
Net cash used in investing activities	-1 356	-866
Net cash flow after investing activities	1 445	2 525
Cash flow from financing activities		
Change in short-term loans	-919	-125
Change in long-term loans	2 182	228
Buy-back of company shares	-	-230
Dividends paid	-2 500	-2 380
Net cash used in financing activities	-1 237	-2 507
Cash flow for the year	208	18
Liquid funds at beginning of the year	99	81
Liquid funds at end of the year	307	99

Sandvik's risk management

As an international group, with operations in 130 countries, Sandvik is exposed to a range of business as well as financial risks. The Group has a model for risk management aimed at identifying, controlling and reducing risks. Risk assessment takes place mainly within the respective business areas. There are also corporate resources in support of these activities.

OPERATIONAL RISKS

The global presence at times involves complicated situations that give rise to operational risks. Some pertain to Sandvik's relations with customers and suppliers and, for example, relate to customers' ability to pay and suppliers' trustworthiness and quality. Sandvik conducts continuous reviews of customers and suppliers in the countries where it is active to assess the business-related risks. Suppliers are to conduct their operations in accordance with Sandvik's Code of Conduct. Operational risks also encompass country-specific risks. Sandvik observes the local statutes in the countries in which the Group has operations. Moreover, Sandvik complies with the trade recommendations issued by the UN's Security Council, the EU and the Swedish government.

LEGAL ISSUES

Litigation

Sandvik is at times a party to litigation with respect to business operations of greater or lesser scope. As a consequence of current operations, Sandvik is also a party in legal processes and administrative proceedings related to product responsibility, environment, health and safety. Sandvik believes that none of these matters is likely to have a material adverse effect on Sandvik's financial condition. However, a product-liability case in the US should be mentioned.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of a number of personal injury claims in which it is asserted that exposure to welding fumes caused neurological injury. To obtain a favorable ruling, the plaintiffs must demonstrate that they have suffered injuries that were caused by welding electrodes sold by Sandvik Inc. Sandvik's understanding is that there are no scientific grounds to support such injury claims. Sandvik Inc.'s market share of welding electrodes in the US is very small, less than 1%, and Sandvik has insurance coverage for this type of injury claim.

Protection of intellectual properties

To protect the return on those resources that Sandvik invests in research and development, the Group has a strategy for actively safeguarding technical advances. Patent infringement and pirating constitute a constant risk that Sandvik must carefully guard against. Sandvik asserts its intangible rights through legal processes when necessary.

INSURABLE RISKS

Sandvik has the customary insurance programs with respect to the Group's property and liability risks.

FINANCIAL RISKS

The Parent Company's Board is responsible for establishing the Group's finance policy, the scope of guidelines, goals and limits for financial management, and the management of financial risks within the Group.

Internal bank operations

Through its comprehensive international operations, Sandvik is exposed to currency, interest and financing risks. There are major advantages in the central handling of matters pertaining to financing and financial exposure. Accordingly, Sandvik has long conducted internal banking operations. Such units are located in the Netherlands, Sweden and the US. The units are also represented in Brazil. The previous Singapore operations have been transferred to the Netherlands.

The internal banks shall serve the Group's companies in all time zones and are assigned to support subsidiaries with loans, investment opportunities and foreign-exchange deals, and to act as advisors in financial matters. Most of the receivables created through internal Group sales are taken over by the unit in the Netherlands. Since internal sales largely arise in the buying company's local currency, the internal banks attain sound control over the Group's transaction exposure. The internal banks also conduct Sandvik's netting system, and are accountable for international cash management.

The internal banking operations within Sandvik are not primarily conducted to generate profit. The operations are conducted instead mainly to reduce the financial risks to which the company is exposed in normal business operations, and to ensure that Sandvik can meet all normal liquidity requirements. As Sandvik's counterparts in financial transactions, only banks with a solid financial position and a high credit rating are accepted.

Currency risk

The most significant financial risk to which Sandvik is exposed is currency risk. Foreign-exchange movements affect the company's earnings, competitive situation and shareholders' equity in different ways:

- Earnings are affected when sales and purchases are in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are denominated in different currencies (translation exposure).
- Earnings are affected when the financial results of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when the net assets of the subsidiaries are translated to Swedish kronor (translation exposure).

Transaction exposure

For an internationally active company such as Sandvik, it is important to offer customers the possibility to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to foreign customers.

Since a large percentage of production is in Sweden, Sandvik in Sweden has large surplus flows of foreign currency, which are exposed to transaction risks. The company also has major exporting production units in other countries, particularly in the euro area, with net flows in currencies other than their own. The Group's net inflow of payments in foreign currencies in 2003 amounted to approximately SEK 11,600 M. Currencies with the largest surpluses are shown in the diagram below.

Flows in 2004 are not expected to be significantly different.

In accordance with Sandvik's guidelines, the flow of foreign currency must be hedged. The first hedging measure always involves using currency received to pay for purchases in the same currency. Furthermore, all major project orders are hedged when received to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through sales and purchases on forward contracts. The hedging horizon for the Group as a whole is normally one to six months, but may be extended to as much as nine months, depending on expectations with respect to foreign-exchange movements. As of 31 December 2003, the average hedging horizon was five months.

In the hedging of future sales flows, forward contracts and, to some extent, currency options are used. Sandvik's major currency risk would be a strengthening of the SEK resulting in a contraction in the value of the export flows. Through various combinations of buying and selling options in foreign currencies, the company obtains temporary protection from unexpected declines in the foreign currency's value vis-a-vis the Swedish krona.

The actual value of outstanding forward contracts and the value of options at year-end (delta value) is presented below. Shown in the diagram are outstanding contracts in the most important currencies at current-rate valuation. Unrecognized profits on currency contracts for hedging future net flows at year-end amounted to SEK 182 M. Of this amount, SEK 149 M pertains to contracts that mature in 2004 and SEK 33 M to contracts maturing in 2005.

NET FLOWS IN FOREIGN CURRENCY, SEK M


5 000
4 000
3 000
2 000
1 000
0
2002
2003
4 300
4 850
3 450
2 950
900
550
750
600
650
500
1 350
2 150
EUR
USD
AUD
JPY
GBP
Other

SOLD FOREIGN CURRENCY 2003, SEK M


2 000
1 500
1 000
500
0
1 609
1 627
550
225
174
553
EUR
USD
AUD
JPY
GBP
Other

Translation exposure

Group subsidiaries should normally not have any translation risk in their balance sheets. Sandvik's goal is that a subsidiary's receivables and liabilities in foreign currency shall be offset (hedged).

As of 31 December 2003, net assets of Group subsidiaries in foreign currencies amounted to approximately SEK 16,300 M. The net assets per currency are shown below.

As a rule, a subsidiary transacts most of its intra-Group borrowing in its own currency. Net assets, normally comprising the subsidiary's shareholders' equity, are translated to Swedish kronor at the year-end exchange rate. Differences that arise due to changes in exchange rates since the preceding year-end are reported directly to consolidated shareholders' equity.

A large part of Sandvik's borrowing is made to finance foreign subsidiaries' investments. Accordingly, Sandvik's borrowing is frequently made in a particular currency, whereupon the internal bank lends in local currencies to the subsidiaries in need. In such cases, the internal bank's lending is hedged through a currency forward contract. The Group's borrowing in various currencies, after due regard is taken to further lending, is presented below.

Translation exposure in the subsidiaries' earnings

The earnings of the foreign subsidiaries are translated to Swedish kronor at the average exchange rate for the period that the earnings arise.

Exchange-rate sensitivity

As an estimate, it may be stated that a change of plus or minus SEK 0.10 in the USD rate would change Sandvik's operating profit by plus or minus SEK 35 M on an annual basis, under conditions that prevailed at year-end 2003. A change of SEK 0.10 in the rate for EUR would have a comparable effect of SEK 70 M.

The change in earnings occurs with a time-lag, since a change in exchange rates does not have an impact until the hedging horizon has passed. Experience shows that foreign-exchange movements often have other direct and indirect effects on earnings that can be difficult to foresee and analyze. The estimate, therefore, should be used cautiously for a company like Sandvik with global production and sales. Refer to the diagram.

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN EUR AND USD EXCHANGE RATES (2003)


100
60
20
-20
-60
-100
-10
-5
5
10
EUR
USD
Rate change in SEK 0.01
Operating profit change in SEK M on an annual basis

Interest risk

Interest risk is defined as the risk that changes in market interest rates affect the Group's net financial items adversely. The speed with which a change in interest rate affect net financial items depend on the fixed-interest period of the loans.

The company's exposure to interest-rate fluctuations (interest risk) is considerably less than for currency risk. Interest risk arises in two ways:

- The company may have invested in interest-bearing assets, the value of which changes when the interest rate changes.
- The cost of the company's borrowing changes when the general interest-rate situation changes.

Sandvik has no long-term surplus liquidity and normally does not invest any liquidity in other than current bank deposits/current money-market instruments with maturities of less than 90 days.

NET ASSETS IN FOREIGN CURRENCY, SEK M


10 000
8 000
6 000
4 000
2 000
0
2002
2003
8 000
8 500
3 050
1 450
1 450
950
850
1 350
700
700
3 500
3 350
EUR
USD
GBP
CHF
AUD
Other

BORROWING IN FOREIGN CURRENCY 2003, SEK M


5 000
4 000
3 000
2 000
1 000
0
695
4 278
3 402
355
239
718
754
EUR
USD
SEK
AUD
JPY
GBP
Other

Accordingly, there is no significant interest risk in the Group's short-term investments.

Changes in interest rates mainly affect the cost of the company's borrowings.

The Group's maturity profile and interest rates for outstanding loans are presented in a separate table.

Sandvik has entered into a number of interest-rate swaps to affect the interest term. The swaps involve that Sandvik receives a variable rate for 90 days, and pays a fixed interest rate on a quarterly basis, normally for a duration of five years. The amounts of the swap agreements entered into and final maturity are presented in a separate table.

The market value of interest-rate swap agreements at year-end was a negative SEK 30 M.

The Group's average interest rate, including other loans and effects of interest-rate swaps, is about 4.5%.

Sandvik's average fixed-interest term for loans may, in accordance with Group guidelines, vary between three months and three years. At year-end, the average term was 16 months (taking in account interest derivative contracts). Since the intention is to retain all loans to their final maturity, they are reported at amortized cost, and are not revalued to the market value when changes in the interest-rate situation occur.

Loan conditions essentially follow the normal market terms. In principle no collateral was pledged in connection with the raising of the loan. The cases where this occurred are presented in Note 27.

The actual value of the loan portfolio, including loan-related derivatives, would change by about SEK 115 M at a change in the market interest rate, over the entire interest rate curve, of one (1) percentage point, given the same volume and fixed-interest term as at year-end 2003.

Liquidity and financing risk

Liquidity and financing risk is defined as the risk that costs will rise and financing possibilities will be limited when loans must be refinanced and that payment commitments cannot be met as a result of insufficient liquidity.

Sandvik has two five-year credit facilities of USD 650 M due in 2004 and USD 500 M due in 2007. These credit facilities have been placed at the company's disposal by two different groups of banks. The constituent banks also have other dealings with Sandvik. The credit facilities, which are the Group's primary liquidity reserves, were unutilized at year-end. They are deemed to be sufficient for the company to meet all normal liquidity needs during the year. There is an intention to refinance during 2004 the facility that matures during the year.

The Group's maturity profile

SEK M	Effective interest, %	1 year or earlier	2–5 years	>5 years	Total
Bond loans	4.53		3 453		3 453
Commercial paper	2.9	1 756			1 756
Convertible loans	3.14	1 022			1 022
Other loans		1 663	2 287	260	4 210
Total		4 441	5 740	260	10 441

Size of swap agreements and final maturity

SEK M	2004	2005	2006	2007	Total
USD	362	181	905	181	1 629
ZAR		99			99
EUR		5		291	296
JPY			68	34	102
SEK			500		500
Total	362	285	1 473	506	2 626

In addition, the company has a Swedish Medium Term Note program with a program size amount of SEK 5,000 M. At year-end, bonds in the amount of SEK 3,000 M were outstanding, with an average fixed-interest term of 1.8 years.

Sandvik has a Swedish commercial-paper program with a program size of SEK 4,000 M. At year-end, SEK 1,756 M was outstanding. The commercial papers normally have a term of 90 days.

Sandvik also has a European commercial-paper program with a framework amount of EUR 250 M. It was unutilized at year-end.

Since the valuation was introduced in 1997, Standard & Poor's, the international credit evaluation institute, has maintained its A+ credit rating for Sandvik's long-term borrowing and A-1 for short-term borrowing.

Credit risk

The Group's financial transactions give rise to credit risk in relation to financial counterparties. Credit risk or counterparty risk is defined as the risk for losses if the counterparty does not fulfill its commitments.

Sandvik has entered into agreements with the most important banks for the company, on such matters as the offsetting of receivables and liabilities that arise due to financial transactions, so-called ISDA agreements. This means that the company has no significant credit exposure vis-à-vis the financial sector. The company has, on the other hand, a credit risk in the form of outstanding customer accounts receivable. The distribution of the respective business areas' invoiced sales by industrial segment is depicted in diagrams in the presentation of each business area. The company's well-diversified customer base provides Sandvik with a good risk spread.

At 31 December 2003, the total gross exposure in derivative instruments amounted to SEK 25,265 M.

Sandviks' customers, particularly those in Sandvik Mining and Construction (SMC), frequently desire to finance their investments in new equipment with maturities that match the products' anticipated economic lives. Accordingly, SMC works in close contact with various financial institutions, such as banks and export credit boards, in order to offer customers competitive solutions. Accordingly, in certain cases, Sandvik must provide buy-back guarantees, that is, promise to repurchase a machine at an indicated value established in advance. Outstanding buy-back guarantees at year-end amounted to SEK 80 M. The company's economic risk, however, is lower since the returned machine has a residual value.

For the past couple of years, Sandvik offers return credits to the company's distributors and end-customers in NAFTA through its own finance company. The value of outstanding credits in this company was SEK 49 M at year-end.

In addition to the traditional financing of the equipment that the customer buys, Sandvik also offers rental machines via so-called operational leases, to customers who only have need for a machine during a shorter period. The Sandvik global fleet of rental machines is valued at SEK 540 M. During the year, the rental rate was high for these assets.

Fair value of financial assets and liabilities

Fair value is based on market prices and on generally accepted methods. The official market listing at the closing date was used in the valuation when available. The translation to SEK was at the quoted currency rate at the closing date.

The table below contains on the asset side, financial assets, current receivables and liquid funds. The exception are customer accounts receivable, tax claims and prepaid expenses and accrued income, which have not been included since book value is estimated to fair value.

On the liability side, the table contains long-term and current interest-bearing liabilities. Noninterest-bearing liabilities include only bills payable, liabilities to associated companies and other liabilities. Other liability items have not been included since book value is estimated to fair value.

The Parent Company has not included receivables from or liabilities owned to Group companies since book value is estimated to fair value.

In the valuation of interest-bearing liabilities, the company's bond loans (SEK 3,453 M) were stated at the listed market prices. Interest-bearing liabilities with a fixed-interest period of less than 12 months have not been revalued. Other interest-bearing liabilities have been revalued based on the differences between nominal interest rate and the actual market interest rate.

Fair value of financial assets and liabilities

	Group		Parent Company	
Assets	Reported value	Fair value	Reported value	Fair value
Shares and participations	342	342	6 720	*
Receivables, associated companies	86	86	84	84
Other long-term security holdings	28	28	-	-
Other long-term receivables excl. pensions	329	329	24	24
Other receivables	966	966	165	165
Liquid funds	1 972	1 972	307	307
Currency forwards and options	0	182	0	92
	3 723	4 285	7 300	
Liabilities to credit institutions	5 374	5 374	765	765
Convertible loans	1 022	1 022	952	952
Other interest-bearing liabilities	4 045	4 146	3 533	3 634
Noninterest-bearing liabilities	1 093	1 093	110	110
Interest swaps, excl. accrued interest	0	30	0	0
	11 534	11 665	5 360	5 461

* The fair market value of shares held directly or indirectly in subsidiaries has not ben calculated.

Accounting principles

The Annual Report has been prepared in accordance with the Swedish Annual Accounts Act and standards issued by the Swedish Financial Accounting Standards Council as well as pronouncements by the Council's emerging issues task force.

BASIS OF PRESENTATION

The financial reports are presented in millions of Swedish kronor (SEK M) unless otherwise stated. The reports have been prepared on the historical cost basis except that revaluations of tangible fixed assets have been made to a limited extent. The accounting policies set out below have been applied consistently to all periods presented except as indicated below as a consequence of the implementation of new standards by the Swedish Financial Accounting Standards Council.

Fixed assets, long-term liabilities and provisions essentially consist of amounts expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities essentially consist of amounts expected to be recovered or settled within 12 months from the balance sheet date. The Group's operating cycle is considered to be less than one year.

Receivables and liabilities and items of income and expense are offset only when required or expressly permitted in a Council standard.

CHANGES IN ACCOUNTING PRINCIPLES

The following standards issued by the Swedish Financial Accounting Standards Council came into effect on 1 January 2003: RR2:02 Inventories, RR22 Presentation of Financial Statements, RR24 Investment Property, RR25 Segment reporting – lines of business and geographical areas, RR26 Events after the Balance Sheet Date, RR27 Financial instruments: Disclosure and Presentation, RR28 Government Grants and RR29 Employee Benefits.

RR2:02 Inventories

The application of RR2:02 on a full-year basis has had no significant effect.

RR22 Presentation of Financial Statements

In the financial reports, comparative information for the previous year, in order to ensure comparability, has been reclassified and presented in accordance with the standard's requirements for presentation of the financial reports. Comments pertaining to the preceding period or periods are provided when this is of importance for an understanding of the financial reports for the period in question.

RR25 Segment reporting – lines of business and geographical areas

The application of RR25 means increased disclosures of segment information. The information is mainly given in a note.

RR27 Financial instruments: Disclosure and Presentation

Comparative information for previous periods is only partially available, which is why no comparative figures for the supplementary information is presented.

RR29 Employee Benefits

Pensions and other post-employment benefits have previously been reported according to the local regulations in each country. In the consolidated accounts, such reporting for the most significant pension plans is replaced by reporting in accordance with RR29. Reporting in accordance with local regulations is retained for a number of less significant plans. The application of this standard has resulted in an adjustment to the opening balance of shareholders' equity, which declined by SEK 1,053 M.

Application of the other new standards had no significant effect on reported earnings and financial position.

CONSOLIDATION PRINCIPLES

Subsidiaries

Subsidiaries are defined as companies in which the Parent Company directly or indirectly holds more than half the voting rights or, in other respects, has a controlling influence. All acquisitions of subsidiaries are reported in accordance with the purchase method. Accordingly, the acquisition of a subsidiary is regarded as a transaction whereby the Parent Company indirectly acquires the subsidiary's assets and assumes its liabilities. As from the acquisition date, the consolidated accounts include the acquired company's income and expenses, identifiable assets and liabilities, and any goodwill or negative goodwill that may arise. Divested companies are included in the consolidated accounts until the date of divestment.

Associated companies

Associated companies are companies connected to the Group's operations and in which the Parent Company has a direct or indirect long-term shareholding of normally not less than 20% and not more than 50% of the voting rights, from which the Parent Company exercised a significant influence during the year. Companies in which the Parent Company has substantial and long-term influence are also considered as associated companies even though Sandvik holds less than 20% of the voting rights.

Associated companies are normally reported in accordance with the equity method, which means that in the group accounts, the book value of shares in associated companies corresponds to the Group's share of the associated companies' equity and any residual fair value adjustments identified at acquisition date. In the consolidated income statement,"Share of earnings in associated companies" is the Group's share of the associated companies' profit after financial income and expense, adjusted for any depreciation or reversals of fair value adjustments. The Group's share of reported taxes is included in the Group's tax expense. Share of profits earned after the acquisitions of associated companies that are not yet realized through dividends, are allocated to the equity method reserve, which is part of consolidated restricted equity.

Goodwill, etc.

The acquired, identifiable assets and liabilities are measured at fair value. Future costs as a result of the acquiring party's plans at the date of acquisition are reported as a liability in the consolidated balance sheet, provided that the main elements of the plan have been announced not later than at the date of acquisition, and that a detailed action program has been developed not later than three months after the date of acquisition. The actions pertain only to the acquired company.

Goodwill arises on acquisition when the cost for acquiring the shares in a subsidiary exceeds the fair value of the acquired company's identifiable net assets. Goodwill is established in the local currency and is reported at cost less accumulated amortization and any write-downs.

Elimination of transactions between Group companies

Intragroup receivables and liabilities and transactions between Group companies, and any related unrealized gains, are eliminated in their entirety. Unrealized gains that arise from transactions with associated companies are eliminated to the extent of the Group's interest in the company. Unrealized gains arising from transactions with associated companies are eliminated against "Investments in associated companies." Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

CURRENCY RATE EFFECTS

Transactions in foreign currency

Transactions in foreign currencies are translated to Swedish kronor at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities, including receivables and liabilities, which at balance sheet date are denominated in foreign currencies, are translated at the exchange rate ruling at that date. Exchange rate differences on operating receivables and liabilities are included in operating profit, while differences on financial receivables and liabilities are reported with financial items.

Translation of the Group's foreign companies' financial reports

Most of the foreign subsidiaries are independent foreign entities and their financial statements are translated in accordance with the current-rate method. Changes in Group equity arising from variations in exchange rates ruling at the balance sheet date, compared with rates at the preceding year-end, have been taken directly to Group equity. The financial statements of companies operating in highly inflationary economies are initially translated into US dollars or euro in accordance with the temporal method. Translation differences that thereby arise affect earnings for the year. At a second stage, the balance sheets and income statements of these companies are translated into SEK using the current-rate method. The same method is applied to the financial statements of subsidiaries operating in countries with a local currency that is either exposed or has been subjected to high devaluation risk and is not convertible to other currencies. The above method is also utilized for certain subsidiaries where the US dollar is the functional currency.

The current-rate method means that all assets, provisions and liabilities are translated at the exchange rate ruling at the balance sheet date, and all income statement items are translated at an average rate. Rate differences that may arise are recognized directly in shareholders' equity.

The temporal method means in principle that monetary assets and liabilities are translated at the rate ruling at the balance sheet date, while non-monetary items and corresponding income statement items are translated at historical rates. Other income statement items are translated at the average rate. Rate differences that may arise are included in profit for the year.

When divesting independently managed foreign operations, the accumulated translation differences attributable to such operations, less any effects of hedging transactions, are realized in the consolidated income statement.

Information on accumulated translation differences for each foreign operation is registered and reflects differences that have arisen since fiscal year 1999.

FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

Normally, financial assets and liabilities are stated at cost. Liabilities inititially recognized at cost differing from the nominal value are subsequently measured at amortized cost whereby premiums and discounts are amortized over the life of the liability.

Short-term investments are valued in accordance with the Annual Accounts Act at the lower of historical cost or market value. This principle is applied to the portfolio as a whole, meaning that unrealized losses are offset against unrealized gains. Any remaining loss is deducted from interest income, whereas gains are not recognized.

The Group utilizes derivative instruments to hedge its exposure to fluctuations in foreign exchange rates and interest rates.

Foreign exchange contracts and options are stated at fair value at balance sheet date to the extent the derivatives have been obtained in order to hedge existing receivables and liabilities. Outstanding contracts entered into in order to hedge future cash flows from sale and investment transactions, which are highly probable to occur, are not valued, but the effect of these contracts is only reported at the time the hedged transaction is reported.

Interest derivatives are used for hedging of changes in interest rates. The effect of interest swaps is calculated on an ongoing basis and amounts possibly payable by one party to the other are expensed or taken to income, respectively, as an adjustment of the Company's own paid interest. The instruments are not reported at fair value at balance sheet date.

INTANGIBLE FIXED ASSETS

Goodwill

The Group's reported goodwill pertains mainly to goodwill arising on company acquisitions. Goodwill is normally amortized on a straight-line basis over five to ten years, but amortization periods of up to 20 years may be applied for key strategic acquisitions. The amortization is reported as a selling expense. If it is determined that goodwill is impaired, a write-down is made.

Research and development

Expenditure on research activities that relate to the obtaining of new scientific or technical knowledge is charged to income as incurred. Expenditure on development activities, whereby the research result or other knowledge is applied to accomplish new or improved products or processes, is reported as an intangible asset in the balance sheet, provided the product or process is commercially feasible and the company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset. The carrying value includes expenditure on materials, direct labor and overhead expenses that can be allocated to the asset on a reasonable and consistent basis. Other expenses for development are charged to income as incurred. In the balance sheet, development costs are stated at cost less accumulated amortization and any write-downs.

The Parent Company reports all development expenditure as expenses in the income statement.

Other intangible assets

Other intangible assets acquired by the company are reported at cost less accumulated amortization and any write-downs. Capitalized expenses for the development and purchase of software for the Group's IT operations are also included under this caption. Expenditure for internally generated goodwill and trade marks is reported in the income statement as expenses as incurred.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Amortization of intangible assets

Amortization is based on cost less estimated residual value. The assets are amortized on the straight-line method over the estimated useful life. Goodwill is amortized from the date of acquisition, other assets from the date they are available for use. The estimated useful lives are as follows:

Goodwill	5–20 years
Capitalized development costs	3–7 years
Software for IT operations	up to 3 years

TANGIBLE FIXED ASSETS

Owned assets

Tangible fixed assets are reported at cost less accumulated depreciation and any write-downs.

Borrowing costs are not capitalized as part of the cost of assets but are recognized as an expense in the period they are incurred, regardless of how the borrowed funds were used.

Leased assets

In the consolidated accounts, leases are classified as either finance leases or operating leases. A finance lease substantially transfers the economic risks and rewards of ownership to the lessee. If that is not the case, the lease is classified as an operating lease.

Assets leased under finance lease contract are reported as assets in the consolidated balance sheet. The obligation to pay future leasing fees is reported as long-term and current liabilities. The leased assets are depreciated as owned assets whereas the lease payments are apportioned between interest expense and the reduction of the outstanding liability

The Parent Company reports all lease contracts as operating leases.

Subsequent expenditure

Subsequent expenditure on a tangible fixed asset is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Depreciation of tangible fixed assets

Depreciation is based on cost less estimated residual value. The assets are depreciated over the estimated useful life. Machinery and equipment are depreciated on the straightline method over 5–10 years, rental assets over three years, buildings over 10–50 years, and site improvements over 20 years. Computer equipment is depreciated over 3–5 years by applying the diminishing balance method.

FINANCIAL FIXED ASSETS

Financial fixed assets are normally reported at cost less any write-down.

WRITE-DOWNS

When there is indication that an asset other than inventory (refer to accounting principles, Inventory), accounts receivable (refer to accounting principles, Receivables) or deferred tax assets (refer to accounting principles, Expenses) has declined in value, the asset's recoverable amount is the higher of its net selling price and value in use. A write-down is made if the recoverable amount is less than the carrying amount. When estimating the value in use, the future cash flows are discounted at a rate based on the company's weighted average cost of capital. An asset that is dependent on other assets is not considered to generate any independent cash flows. Such an asset is instead included with a cash-generating unit which is the smallest group of assets that includes the asset and that generates independent cash flows. A write-down is reversed if there has been a change in the estimates used to determine the recoverable amount. A reversal is made only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation, if no write-down had been made.

A goodwill write-down is reversed only if the write-down was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in the recoverable amount relates clearly to the reversal of the effect of that specific event.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value, with due consideration of obsolescence. Cost is based on the first-in/first-out principle or weighted average prices.

In the case of manufactured inventories and work in progress, cost includes direct manufacturing costs, and an appropriate share of manufacturing overheads based on normal operating capacity.

RECEIVABLES

Receivables are stated in the amounts that, based on individual assessment, are expected to be received.

To the extent that receivables and liabilities in foreign currency have been hedged, they are stated at the contracted forward exchange rate.

SHAREHOLDERS' EQUITY

Shares bought back

The cost of shares bought back is reported as a deduction from shareholders' equity in its entirety.

Group contributions and shareholders' contributions

The Parent Company reports Group contributions and shareholders' contributions in accordance with the pronouncement of the Swedish Financial Accounting Standards Council's emerging issues task force. Shareholders' contributions are reported directly in the recipient's equity whereas the contributor capitalizes the contribution with shares and participations, to the extent that a write-down is not required.

Group contributions are reported in accordance with their financial significance. This means that Group contributions paid to minimize the Group's overall tax burden are reported directly in profit brought forward less the actual tax effect.

EMPLOYEE BENEFITS

Pensions and sickness benefits

The Group sponsors numerous pension plans, both defined-contribution plans and defined-benefit plans, some of which with assets held in separate foundations or the like. A number of Group companies also provide sickness benefits after retirement. The plans are usually financed through payments by the respective Group company and its employees. The Group's Swedish companies are generally members of the ITP plan, which is not based on any payments by the employees.

The pension cost for defined-benefit plans is calculated using the Projected Unit Credit Method in a manner that distributes the cost over the employee's service period. The cost of sickness benefits is also calculated in this manner. The calculation is performed annually by independent actuaries. The commitments are thus valued at the present value of the expected future disbursements, thereby taking the value of future pay increases into consideration, using a discount rate that is the equivalent of the interest rate for first-class corporate or government bonds with a remaining term approximating that of the actual commitments. For funded plans, the fair value of the plan assets reduces the calculated commitment. Funded plans with net assets, that is, with assets exceeding the commitments, are reported as financial fixed assets. Actuarial gains and losses, outside a 10-percent so-called corridor, are distributed over the employees' expected average remaining working lives.

This policy is applied for the most significant defined-benefit plans in the Group. A number of less significant plans continue to be reported in accordance with local regulations. The Group's contributions under defined-contribution plans are reported as an expense in the period when the employees perform the services to which the contribution pertains.

In the absence of sufficient information, other defined-benefit post-employment pensions in Sweden insured with Alecta are also reported in accordance with the rules for defined-contribution plans.

Of the interest component in the year's pension expense, that portion that pertains to a deficit in the pension fund is reported with financial expenses.

The Parent Company reports expenses for defined-benefit pension plans in accordance with the Act on Income Security and regulations issued by the Swedish Financial Supervisory Authority.

Share-related benefits

In the year 2000, an option plan was introduced for senior executives within the Group. In accordance with Swedish practice, Sandvik reports no expense in the income statement in connection with the granting of options. The option program is reported in the balance sheet as a provision if the market price exceeds the exercise price at balance sheet date. The annual change in the provision is included in the income statement and is reported with personnel expenses.

By entering a swap agreement with a bank, Sandvik is assured of being able to purchase a certain number of Sandvik shares at a fixed price. This agreement means that the effect of future market upswings is limited. The difference between the market price at balance sheet date and the agreed exercise price is reported in the balance sheet and the change for the year is reported in the income statement.

PROVISIONS

A provision is reported in the balance sheet when the company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, the provision is discounted.

Warranties

A provision is reported when the underlying products or services are sold. The provision is based on expenditure during the fiscal year for comparable commitments, or calculated costs.

Restructuring

A provision is recognized when a detailed restructuring plan has been approved and the restructuring has either begun or been announced publicly.

Onerous contracts

A provision for onerous contracts is recognized when the expected economic benefits to be derived by the Group from a contract is lower than the unavoidable cost of meeting the obligations under the contract.

CONTINGENT LIABILITIES

These pertain to obligations not reported as liabilities/provisions due either to it being unlikely that an outflow of resources will be required to settle the obligation, or that a sufficiently reliable calculation of the amount cannot be made.

REVENUES

Sales and service revenues

Income from the sale of the Group's products is reported as revenue when the significant risks and rewards of ownership have been transferred to the buyer, that is, normally in connection with delivery. If the product requires installation at the buyer, and installation is a significant part of the contract, revenue is recognized when the installation is completed. Buy-back commitments can mean that a sales revenue cannot be recognized if the agreement with the customer in reality implies that the customer has only rented the product for a certain period of time.

Revenue from service assignments is normally recognized in connection with the rendering of the service. Revenue from service and maintenance contracts are reported in accordance with the percentage of completion method. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the assignment, provided that the outcome can be estimated reliably. Expected losses are immediately recognized as an expense.

CONSTRUCTION CONTRACTS

Construction contracts exist to some extent, mainly in the Sandvik Mining and Construction business area and the Sandvik Process Systems product area. Revenue from such construction contracts having a projected production period exceeding one year is recognized in accordance with the percentage of completion method. The stage of completion is determined based on the proportion that contract costs incurred to date bear to the estimated total contract costs. Expected losses are immediately recognized as an expense.

Contracts in progress reported in accordance with percentage of completion method do not represent any significant amounts at balance sheet date. Therefore, amounts due from or to customers for contract work are not separately disclosed in the balance sheet but are included in the items Other receivables and Other liabilities.

Other revenue

Revenue in the form of interest/royalty/dividend from the use of the company's assets by others is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the amount of revenue can be measured reliably. Interest is recognized at a rate that takes into account the effective yield on the asset in question. Royalty is recognized on an accrual basis in accordance with the financial substance of the agreement. Dividend is recognized when the shareholders' right to receive payment is established.

EXPENSES

Operating lease agreements

Payments made under operating leases are recognized as expenses on a straight-line method over the term of the lease.

Net financing costs

Net financing costs comprise interest payable on Group borrowings including finance lease obligations, interest income, dividend income, capital gains and losses from the sale of financial fixed assets, and foreign exchange gains and losses attributable to financial assets and liabilities.

Borrowing costs are recognized as an expense in the period in which they are incurred, regardless of how the borrowed funds were used.

Income taxes

The Group's tax expense comprises current and deferred tax. Taxes are recognized in the income statement except to the extent they relate to underlying transactions recognized directly in shareholders' equity, in which case the related tax effect is also recognized in shareholders' equity.

Current tax is tax payable or recoverable in respect of the taxable results for the current year. This also includes adjustment of current taxes of prior periods.

Deferred tax is calculated in accordance with the liability method based on the temporary differences between the carrying amounts of assets and liabilities and their tax base. The amount is measured based on how it is expected that the temporary differences will reverse and by applying the tax rates and tax rules that are enacted or substantively enacted at the closing date. No deferred tax liability is recognized for consolidated goodwill, or for temporary differences associated with investments in subsidiaries and associated companies that are not expected to be reversed in the foreseeable future. In Swedish legal entities, untaxed reserves are reported gross including the deferred tax portion. However, in consolidated accounts, the untaxed reserves are reported in their deferred tax and equity portions. Deferred tax assets recognized for deductible temporary differences and for the carryforward of unused tax losses are reported only to the extent that it is probable that these will result in lower tax payments in the future.

SEGMENT REPORTING

The Group's operations are organized in a number of business areas based on products and services. The market organization also reflects this structure. The business areas therefore constitute the Group's primary segments while the market areas comprise the secondary segments.

CASH-FLOW STATEMENT

Payments and receipts are presented by activities: operating activities, investing activities and financing activities. Cash flows from operating activities are reported using the indirect method.

Changes during the year in operating assets and operating liabilities are adjusted for the effects of exchange rate changes. Acquisitions and divestments are reported with investing activities. The assets and liabilities held by the divested and acquired companies at the transfer date are not included in the analysis of changes in working capital, nor are changes in balance sheet items reported in investing and financing activities.

In addition to cash and bank flows, liquid funds also include short-term investments, the conversion of which to bank funds can be accomplished at an amount that is largely known in advance. Liquid funds thus include short-term investments with a maturity of less than three months.

DEFINITIONS

Earnings per share

Net profit for the year divided by the average number of shares outstanding during the year.

Equity ratio

Shareholders' equity and minority interests in relation to total capital.

Net debt/equity ratio

Interest-bearing current and long-term debts (including provisions for pensions) less liquid assets divided by the total of shareholders' equity and minority interests.

Rate of capital turnover

Invoiced sales divided by average total capital.

Return on shareholders' equity

Net profit for the year as a percentage of average shareholders' equity during the year.

Return on capital employed

Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less non-interest-bearing debts.

Notes to the accounts

NOTES TO THE CONSOLIDATED AND PARENT COMPANY ACCOUNTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. INFORMATION ON BUSINESS AREAS/MARKET AREAS

1.1 Information by business area

	Sandvik Tooling		Sandvik Mining and Construction		Sandvik Materials Technology		Seco Tools		Other		Eliminations		Group total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenues														
External sales	18 090	17 840	14 299	13 842	12 467	12 970	3 902	4 017	52	31	0	0	48 810	48 700
Internal sales	292	275	38	46	297	229	16	23	1 722	1 572	-2 365	-2 145	0	0
Group total	**18 382**	**18 115**	**14 337**	**13 888**	**12 764**	**13 199**	**3 918**	**4 040**	**1 774**	**1 603**	**-2 365**	**-2 145**	**48 810**	**48 700**
Share of profits of associates	75	23	32	41	13	68	0	0	0	17			120	149
Operating profit by business area	2 286	2 711	1 444	1 477	750	1 182	677	689	-190	-288			4 967	5 771
Other information														
Assets	15 404	17 682	10 692	10 514	12 942	13 255	3 778	3 780	2 255	2 042			45 071	47 273
Investment in equity method associates	12	115	60	32	262	266	8	9	0	17			342	439
Total assets	15 416	17 797	10 752	10 546	13 204	13 521	3 786	3 789	2 255	2 059			45 413	47 712
Unallocated assets													2 984	2 409
Group total													**48 397**	**50 121**
Liabilities	3 213	3 428	2 805	2 707	2 264	2 452	1 977	1 782	2 590	1 974			12 849	12 343
Unallocated liabilities													13 262	13 609
Group total													**26 111**	**25 952**
Capital expenditure	1 018	828	600	477	1 103	681	254	283	178	89			3 153	2 357
Depreciation/amortization	-1 082	-1 120	-694	-573	-587	-616	-298	-301	-62	-72			-2 723	-2 682
Non-cash expenses other than depreciation	-441	-61	228	91	3	182	-8	-44	-192	-7			-410	161

All transactions between the business areas are effected at an arm's length price.

1.2 Information by market area

	EU		Other Europe		NAFTA		South America		Africa, Middle East		Asia, Australia		Group total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
External sales	19 802	19 887	3 600	3 694	10 270	11 126	2 034	2 018	3 159	2 668	9 945	9 307	48 810	48 700
Total assets	31 683	30 929	2 223	2 367	6 862	9 128	1 308	1 409	1 334	1 169	4 987	5 119	48 397	50 121
Direct capital expenditure	2 325	1 733	72	82	307	230	111	115	175	86	163	111	3 153	2 357

NOTE 2. CATEGORIES OF REVENUE

	Group		Parent Company	
	2003	2002	2003	2002
Sale of goods	44 564	45 093	11 900	11 887
Contract revenue	1 884	1 736	0	0
Rendering of services	2 362	1 871	74	48
Total	48 810	48 700	11 974	11 935

Parent Company sales and purchases

Sales to Group companies from the Parent Company amounted to SEK 8,462 M (8,710), or 71% (73) of total sales. The share of exports was 88% (87). Parent Company purchases from Group companies amounted to SEK 1,022 M (1,090), or 14% (18) of total purchases.

Transactions with related parties

Group sales to associated companies amounted to SEK 472 M (517). Group purchases from associated companies amounted to SEK 517 M (523). All transactions are effected at an arm's length price.

Except as indicated in Note 3.5, no transactions with related individuals took place.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS

3.1 Average number of employees

	Group				Parent Company			
	2003		2002		2003		2002	
	Total	women %	Total	women %	Total	women %	Total	women %
EU (excl. Sweden)	11 069	17	10 846	17	2	50	4	38
Sweden	9 809	19	9 919	20	6 939	18	6 995	19
Rest of Europe	2 079	28	2 028	29	4	50	4	50
Total, Europe	22 957	19	22 793	19	6 945	18	7 003	19
NAFTA	5 792	19	5 666	20	-	-	-	-
South America	1 877	10	1 658	10	2	50	2	50
Africa, Middle East	1 816	11	1 499	11	1	-	3	-
Asia, Australia	4 695	13	4 502	14	-	-	-	-
Group total	37 137	17	36 118	18	6 948	18	7 008	19

3.2 Absence due to sickness, Parent Company

	2003, %
Total absence due to sickness, as a percentage of regular working hours	6.7
Share of total absence due to sickness pertaining to continuous sick leave for 60 days or more	4.1
Absence due to sickness, as a percentage of each group's regular working hours	
Absence due to sickness by gender:	
Men	5.8
Women	10.6
Absence due to sickness by age category:	
Age 29 or younger	4.2
Age 30 to 49	6.0
Age 50 or older	8.7

The information pertains to the second half of 2003.

3.3 Wages, salaries, other remuneration and social costs

	Group		Parent Company	
	2003	2002	2003	2002
Wages, salaries and other remunerations	11 680	11 422	2 272	2 213
Social costs	3 953	3 930	1 146	1 135
(of which pension costs)	(1 002)	(987)	(359)	(353)
Employee profit sharing	140	150	109	131
Total	15 773	15 502	3 527	3 479

Of the Group's pension costs, SEK 44 M (62) relate to the group of Board of Directors and presidents. The Group's pension liability to these persons amounted to SEK 144 M (84). In the same manner, SEK 8 M (35) of the Parent Company's pension costs relates to the group of Board of Directors and presidents. The Parent Company's pension liability to these persons amounted to SEK 66 M (76).

The comparative figures for 2002 have been revised compared with the 2002 Annual Report.

3.4 Wages, salaries and other remunerations by market area

	Group		Parent Company	
	2003	2002	2003	2002
EU (excl. Sweden)	4 175	4 036	1	1
Sweden	3 211	3 097	2 269	2 210
Rest of Europe	335	336	1	1
Total, Europe	7 721	7 469	2 271	2 212
NAFTA	2 358	2 529	-	-
South America	207	202	0	0
Africa, Middle East	332	175	1	1
Asia, Australia	1 062	1 047	-	-
Total	11 680	11 422	2 272	2 213
of which to Boards of Directors and Presidents:				
Salaries and remunerations	280	295	11	16
of which, variable salary	40	42	2	7

3.5 Information on benefits to senior executives in 2003

Principles

Fees to the Chairman and external members are paid in accordance with the decision of the Annual General Meeting. For committee work, a special fee was paid to the two members who were engaged in the selection of auditors to be appointed at the 2004 Annual General Meeting. The President and union representatives do not receive directors fees. Remuneration to the President and other senior executives consists of a fixed salary and a variable salary based on performance goals. In addition, there are other benefits, pension and financial instruments in the form of a stock option program decided by the Board. Other senior executives are those who, in addition to the President, comprise the Group Executive Management, the detailed composition of which is stated on page 78.

The distribution between fixed salary and variable salary should be proportionate to the scope of responsibility and authority of each senior executive. The President may receive a variable salary corresponding to a maximum of 75% of the fixed salary. For other senior executives, variable salary may amount to at most 50–65% of the fixed salary.

Remuneration, fees and other benefits during the year[1)]

SEK	Basic salary/Directors fees	Variable salary	Other Benefits [2)]	Pension Costs [3)]	Total costs
Board Chairman Clas Åke Hedström	800 000 [4)]	-	56 479	4 376 000	5 232 479
President Lars Pettersson	5 336 361 [5)]	550 000 [6)]	271 062	3 029 000	9 186 423
Other senior executives [7)]	12 387 960	2 450 000 [6)]	1 019 105	9 793 000	25 650 065
Total	18 524 321	3 000 000	1 346 646	17 198 000	40 068 967

1) Expensed during 2003.
2) Other benefits largely pertain to rent-free residence and company car. For the Board Chairman, the amount reported with Other benefits of SEK 56,479 pertains to former employment.
3) Contrary to previous years, a provision totaling SEK 8,321,000 was made in 2003 for persons entitled to take early retirement. Pension to the Board Chairman is paid according to a former employment agreement.
4) Expensed during 2003, payable in 2004. During 2003, the fee paid to the Board Chairman was SEK 600,000 .
5) In addition to salary, SEK 336,361 was paid, largely as settlement of a vacation pay liability.
6) Expensed during 2003 and expected to be paid in 2004. During the year, variable salary, expensed in 2002, was paid in the amount of SEK 6,286,025, of which to the President SEK 1,976,000.
7) Pertains to the following persons in 2003: Anders Ilstam, Peter Larson, Peter Gossas and Anders Thelin, and for part of the year, Rune Nyberg, Carina Malmgren Heander, Lars Josefsson, and Tom Erixon.

Variable salary is partly related to the company's financial results and partly to individual performance goals.

Total remuneration to the President and the other senior executives includes pension benefits and remuneration in the form of stock options and other benefits.

In accordance with a decision by the Annual General Meeting, total fees to external Board members elected by the Annual General Meeting amounts to SEK 2,750,000. Of this amount, the Board Chairman receives SEK 800,000 on an annual basis. In addition to these amounts, a maximum fee of SEK 100,000 is payable for committee work within the Board, in accordance with the decision by the Annual General Meeting.

Effective 1 January 2003, President and CEO Lars Pettersson is paid an annual basic salary of SEK 5 M, and receives benefits in the form of free residence and company car. In addition a variable salary is paid that can amount to a maximum of 75% of the fixed salary. The variable salary for 2003 has been estimated at SEK 550,000, which is the amount expensed during the year.

Lars Pettersson is entitled to retire with pension at age 60. If he chooses to retire between age 60–65, his pension will amount to 65% of the fixed salary up to 30 price base amounts and 50% of the fixed salary in excess of 30 price base amounts, although a maximum 85% of the estimated lifelong pension from the age of 65. Pension from age 65 is made up of the ITP pension plan and a supplementary defined contribution plan under which the company each year contributes 35% of the fixed salary in excess of 20 price base amounts. From age 50, the contribution is 40% of the fixed salary in excess of 20 price base amounts. Moreover, an agreement has been reached covering severance pay in the event the company terminates the employment. The severance pay equals 18 months' fixed salary in addition to the six-month notice period.

For four senior executives, there are agreements on reciprocal rights to request early retirement at age 62. If they retire between age 62 and 65, pension will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary between 30 to 50 price base amounts.

One of the other senior executives has an agreement that stipulates that his pension benefit is 100% of the present salary between age 63–65. From age 65, his pension is based on the traditional defined benefit-based ITP plan. In addition to the ITP plan, a supplementary pension is paid between age 65–75 corresponding to about 20% of the present fixed salary.

For five other senior executives, pension from age 65 is based on the ITP pension and a supplementary defined contribution plan under which the Company contributes 20–30 % (depending on age) of fixed-salary portions in excess of 20 price base amounts. Moreover, agreements have been reached covering severance pay in the event the company terminates employment. The severance pay equals 12–18 months' fixed salary in addition to the six-month notice period.

Profit sharing and stock options

Since 1986, Sandvik has a profit-sharing system for all employees employed at wholly-owned companies in Sweden. The Group's return during 2003 meant that SEK 140 M, of the maximum amount SEK 150 M, was allocated to the profit-sharing foundation.

In accordance with the decision by the Annual General Meeting in 1999, employees in Sweden were offered to subscribe for convertible debentures in Sandvik AB. About 70% of the employees subscribed for convertibles totaling SEK 955 M. The convertible debenture loan expires on 30 June 2004. Conversion to new shares in Sandvik is possible during the period 2 July 2001 through 31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. As from August 2002, the convertibles are listed on the Stockholm Stock Exchange.

At the same time, employees outside Sweden were issued 560,900 options, which when exercised yield the same number of shares. At full conversion and full exercise of the options, a total of 4,921,050 shares will be issued, corresponding to a dilution of 1.9%. During 2003, 800 new shares were issued through conversion. The exercise price is SEK 219. The program runs parallel with the convertible loan.

A stock option plan was established in 2000 for about 300 senior executives and specialists in the Group. The option plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allotment is based on Sandvik's return on capital employed in the preceding year. The allotment is free of charge but the option holder must pay the exercise price set for the shares. In accordance with Swedish accounting practice, Sandvik reports no expense in the income statement in connection with the allotment. A provision is made for each plan when the quoted share price exceeds the exercise price. Provision for the 2003 plan, the exercise price of which is less than the quoted share price, was made in the amount of SEK 44,353,000, including social fees and based on the expected number of options that will be exercised.

The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders. Through a swap agreement with a bank, Sandvik is assured of being able to purchase 1,800,000 shares at a price of SEK 234 as a financial hedge of the option plan. The impact of future upswings in the Sandvik share price on the company's costs is thereby limited. In the event that the quoted price for the Sandvik share falls below the agreed price, a provision is made for the difference between the agreed price and the share price at year-end. As a result of the change in the share price, the provision made in the previous year was reversed and SEK 98,416,000 was taken to income for the year pertaining to changes in the effects of the swap agreement. Accordingly, the option program and related swap agreement resulted in a net income of SEK 54,063,000 in the 2003 financial statements.

Allotted and, at year-end outstanding, options are presented in the table below. The table also includes options granted to the group executive management.

Allotted and, at year-end outstanding, options

	Vesting period	Exercise price SEK	Allotted options	Exercisable options	Of which, Board Chairman Clas Åke Hedström *	Of which, President Lars Pettersson	Of which, other members of group executive management
2000	2003–2005	289	1 296 000	1 050 300	42 000	21 000	57 000
2001	2004–2006	259	1 442 200	1 228 800	44 000	22 000	79 200
2002	2005–2007	259	756 000	687 600		24 000	43 200
2003	2006–2008	206	967 200	925 350		31 000	62 000

* *President at the time.*

When granted, the value of the 2003 options was SEK 25.07 per option in accordance with the Black&Scholes valuation model. Based on analysis of the historical volatility of the company's quoted price, volatility during the vesting period of the option is estimated at 26%. The value of the exercisable options were for the President SEK 777,170 (31,000 options) and for the other senior executives SEK 1,554,340 (62,000 options). The total value of the options granted in 2003 was SEK 25.1 M.

The Board in February 2004, in accordance with the 5-year option plan, and based on the 2003 return, has voted to allot options to some 300 senior executives and specialists in the Group, with a total value of SEK 13.4 M. The value calculated in accordance with the Black&Scholes method is SEK 42.50 per option. Based on analysis of the historical volatility of the company's quoted price, volatility during the vesting period of the option is estimated at 28%.

The allotment comprises 25% of the maximum allotment. The number of options granted is 315,000, of which 10,000 to the President (value SEK 425,000) and 25,000 to the other senior executives (value SEK 1,062,500). The exercise price is SEK 267, which was 110% of the average share price during the three trading days following publication of the year-end press release.

The new options are hedged financially to ensure that the effect on the company's costs of future price fluctuations in the Sandvik share are limited.

The Board also decided not to implement a new option program for the fiscal year 2004. During the year, the conditions for a new, long-term incentive program will be evaluated.

Planning and decision-making process

During the year the Remuneration Committee presented recommendations to the Board on principles for the remuneration of senior executives. These recommendations covered the proportion between fixed and variable salary, the size of any salary increases and personnel stock options. The Remuneration Committee's recommendations were discussed and subsequently adopted by the Board.

The President's remuneration package for 2003 was set by the Board based on the Committee recommendation. Remuneration for other senior executives was decided by the President after consultation with the Committee.

The Remuneration Committee performed its task supported by expertise on the issues of remuneration levels and structures. For information on the composition of the committee, see page 31.

3.6 Proportion of women in Senior Management and in Boards

	Group % women		Parent Company % women	
	2003	2002	2003	2002
Boards	5	4	17	8
Senior Management	9	8	20	8

3.7 Audit fees

During 2003, Sandvik paid fees to the Group's auditors as follows:

	KPMG		Deloitte & Touche		Other auditors at Group companies		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Auditing								
Parent Company	3.3	3.1	0.3	0.3	-	-	3.6	3.4
Subsidiaries (excl. Seco Tools)	22.0	20.8	6.8	6.6	7.4	7.2	36.2	34.6
Seco Tools	1.2	0.9	-	0.6	4.7	3.0	5.9	4.5
Group	26.5	24.8	7.1	7.5	12.1	10.2	45.7	42.5
Other services								
Parent Company	3.2	8.9	1.0	0.7	-	-	4.2	9.6
Subsidiaries (excl. Seco Tools)	3.1	7.0	1.8	3.6	-	-	4.9	10.6
Seco Tools	0.1	0.2	-	0.1	-	-	0.1	0.3
Group	6.4	16.1	2.8	4.4	-	-	9.2	20.5

Other services in all essentials were rendered in audit-related areas, such as accounting and tax, and assistance with the due diligence process in connection with acquisitions.

NOTE 4. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	Group		Parent Company	
	2003	2002	2003	2002
Expenditure on				
research and development	1 425	1 362	650	611
quality assurance	435	491	159	213
Total	1 860	1 853	809	824
of which, expensed	1 733	1 771	809	824

Research, development and quality assurance expenditures are expensed as incurred. Expenditures for development are reported as an intangible asset if they meet the criteria for recognition as an asset in the balance sheet.

NOTE 5. DEPRECIATION/AMORTIZATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

	Group		Parent Company	
	2003	2002	2003	2002
Depreciation/amortization				
Goodwill	-428	-417	-	-
Other intangible assets	-56	-35	-	-
Buildings and land	-238	-293	-21	-20
Plant and machinery	-1 647	-1 556	-382	-362
Equipment, tools, fixtures and fittings	-354	-381	-56	-56
Total	-2 723	-2 682	-459	-438

Additional information on depreciation/amortization is presented in Notes 14 and 15.

NOTE 6. FEES FOR FINANCE AND OPERATING LEASES

The Group leases plant and machinery under finance lease agreements. At 31 December 2003, the net carrying amount of leased plant and machinery was SEK 40 M.

Leasing costs for premises, machinery and large computer and office equipment under operating leases are reported with operating expenses and amounted to SEK 433 M (313) for the Group and SEK 105 M (69) for the Parent Company. (Contingent fees of SEK 43 M and revenues from subleasing of SEK 6 M are included).

Future minimum leasing fees in respect of non-cancellable leasing contracts fall due as follows:

	Group		Parent Company
	Finance leases nominal value (present value)	Operating leases	Operating leases
2004	14 (12)	303	58
2005–2008	30 (25)	587	110
2009 and later	/ (/)	282	116
Total	44 (37)	1 172	284

The net carrying value of machinery leased out under operating leases was SEK 272 M at 31 December 2003. Depreciation during the year amounted to SEK 140 M. Contractual future minimum leasing fees for non-cancellable leasing contracts amount to SEK 181 M. Contingent fees are not significant.

NOTE 7. PARENT COMPANY INCOME FROM SHARE IN GROUP COMPANIES

	2003	2002
Dividends	137	291
Gain/loss on sale of shares and participations	-	0
Write-downs	-92	-164
Total	45	127

NOTE 8. PARENT COMPANY INCOME FROM SHARES IN ASSOCIATED COMPANIES

	2003	2002
Dividends	3	10
Gain/loss on sale of shares and participations	166	-
Total	169	10

NOTE 9. INCOME FROM INVESTMENTS HELD AS FIXED ASSETS

	Group		Parent Company	
	2003	2002	2003	2002
Interest income, Group companies	-	-	4	27
Other interest income	-	-	-	-
Dividends	2	1	-	0
Exchange rate differences	-	-3	-	-
Gain/loss on sale of receivables	-	-	-227	-
Gain/loss on sale of shares	-	-	0	-
Other income	-13	-1	-	-
Total	-11	-3	-223	27

NOTE 10. OTHER INTEREST INCOME AND EXPENSE

	Group		Parent Company	
	2003	2002	2003	2002
Interest income, Group companies	-	-	158	231
Other interest income	73	68	69	65
Exchange rate differences	-18	-21	-	-
Total interest income and similar income	55	47	227	296
Interest expense, Group companies	-	-	-128	-153
Other interest expense	-756	-699	-217	-200
Exchange rate differences	2	17	-	-
Other financial expenses	-70	-70	-10	-18
Total interest expense and similar charges	-824	-752	-355	-371

NOTE 11. APPROPRIATIONS

	Parent Company	
	2003	2002
Accelerated depreciation	-112	-83
Change in tax allocation reserve	-64	-44
Change in other untaxed reserves	-2	3
Total	-178	-124

NOTE 12. TAXES

Income tax expense

	Group		Parent company	
	2003	2002	2003	2002
Current taxes	-1 185	-1 275	-238	-324
Adjustment of taxes attributable to prior years	6	-11	4	41
Total current tax expense	-1 179	-1 286	-234	-283
Deferred tax expense	-17	-107	-21	-18
Share of taxes of associated companies	-16	-38	-	-
Total reported tax expense	**-1 212**	**-1 431**	**-255**	**-301**

The Group's tax expense for the year amounted to SEK 1,431 M (1,712), or 28.9% (28.3) of the profit after financial items.

Reconciliation of tax expense

The Group's weighted average tax rate, based on the tax rates in each country, is 24.3% (30.5). The tax rate in Sweden is 28.0% (28.0). The weighted rate for the year is low, largely reflecting an incidental shift of earnings between countries with high tax rates and those with lower rates.

Reconciliation between the Group's weighted average tax, based on the tax rate in each country, and the Group's tax expense:

	Group			
	2003		2002	
	SEK M	%	SEK M	%
Profit after financial items	4 187		5 063	
Weighted average tax rate based on each country's tax rate	-1 017	-24.3	-1 545	-30.5
Tax effects of:				
Goodwill amortization[1]	-307	-7.3	-120	-2.4
Non-deductible expenses	-163	-3.9	-164	-3.2
Tax-exempt income	79	1.9	62	1.2
Changes related to prior years	6	0.1	-11	-0.2
Effects of loss carryforwards, net	170	4.1	126	2.5
Other	20	0.5	221	4.4
Total reported tax expense	**-1 212**	**-28.9**	**-1 431**	**-28.3**

1) Including SEK –192 M (-4.6%) tax effect of non-deductible write-down of goodwill pertaining to the US subsidiary Precision Twist Drill.

The Parent Company's effective tax rate of 36.3% (21.6) is higher than the nominal tax rate in Sweden, which is mainly an effect of non-domestic taxes and non-deductible expenses.

Deferred tax assets and liabilities

The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities, with liabilities shown with a minus sign.

Group	2003			2002		
	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Intangible fixed assets	18	-134	-116	10	-46	-36
Tangible fixed assets	112	-1 486	-1 374	54	-1 502	-1 448
Financial fixed assets	17	-2	15	18	-3	15
Inventories	656	-32	624	575	-33	542
Receivables	101	-61	40	64	-22	42
Provisions	933	-148	785	501	0	501
Interest-bearing liabilities	-	-	-	0	-1	-1
Noninterest-bearing liabilities	204	-184	20	220	-67	153
Other	-	-737	-737	0	-713	-713
Loss carryforwards	82	-	82	33	0	33
Total	2 123	-2 784	-661	1 475	-2 387	-912
Offsetting within companies	-675	675	-	-423	423	0
Total deferred tax assets and liabilities	**1 448**	**-2 109**	**-661**	**1 052**	**-1 964**	**-912**

Provisions within the "other" item pertain primarily to Swedish tax allocation reserves and similar untaxed reserves unrelated to specific assets or liabilities. The Group has additional tax loss carryforwards of about SEK 1,900 M. Related deferred tax assets were not recognized since it was not deemed probable that it would be possible to utilize these deductions.

A reconciliation of the opening and closing balances of deferred taxes is presented below.

Deferred tax liabilities, net, 1 Jan. 2003	-912
Acquisition of companies	-
Reported in the income statement	-17
Translation differences and other items reported in shareholders' equity	268
Deferred tax liabilities, net, 31 Dec. 2003	-661

In addition to deferred tax assets and liabilities, Sandvik has the following liabilities and receivables pertaining to taxes:

	Group		Parent company	
	2003	2002	2003	2002
Other provisions	-800	-858	-166	-162
Income tax liabilities	-363	-556	-	-
Prepaid income tax	642	497	128	165
Net tax liabilities/receivables	279	-59	128	165

NOTE 13. BALANCE SHEET ITEMS WITH RECOVERY OR SETTLEMENT TIME EXCEEDING 12 MONTHS

Group and Parent Company

Current assets and current liabilities comprise in all significant respects only amounts expected to be recovered or settled within 12 months from the closing date. The recovery period for fixed assets is calculated in all significant respects to exceed 12 months. The settlement time for provisions is estimated largely to exceed 12 months.

Long-term interest-bearing liabilities have maturity dates as follows:

	2003				2002			
Group	Within 1 yr	2–5 yrs	Later than 5 yrs	Total	Within 1 yr	2–5 yrs	Later than 5 yrs	Total
Liabilities to credit institutions	223	1 920	230	2 373	89	1 157	435	1 681
Convertible debenture loans	1 022	0	0	1 022	0	1 022	0	1 022
Other liabilities	59	3 820	30	3 909	1	1 429	784	2 214
Total	1 304	5 740	260	7 304	90	3 608	1 219	4 917
Parent Company								
Liabilities to credit institutions	0	602	163	765	456	363	0	819
Liabilities to Group companies	0	102	0	102	0	111	0	111
Convertible debenture loan	952	0	0	952	0	952	0	952
Other liabilities	29	3 503	0	3 532	136	1 200	544	1 880
Total	981	4 207	163	5 351	592	2 626	544	3 762

NOTE 14. CONSOLIDATED TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible fixed assets

	Buildings and land	Machinery	Equipment and tools	Construction in progress	Total
Cost					
At beginning of the year	7 662	22 020	4 206	1 010	34 898
Additions	265	710	297	1 613	2 885
Divestments and disposals	-358	-889	-344	-	-1 591
Reclassifications	101	776	31	-945	-37
Advances paid during the year	-	-	-	28	28
Translation differences during the year	-428	-1 138	-186	-30	-1 782
	7 242	21 479	4 004	1 676	34 401
Accumulated depreciation					
At beginning of the year	3 306	13 679	2 966		19 951
Divestments and disposals	-164	-875	-331		-1 370
Write-downs	26	-	-	-	26
Reclassifications	1	25	-37		-11
Depreciation for the year	232	1 645	354		2 231
Translation differences during the year	-187	-804	-144		-1 135
	3 214	13 670	2 808		19 692
Accumulated revaluations					
At beginning of the year	303	7			310
Divestments and disposals	-16	-3			-19
Depreciation for the year	-6	-2			-8
Translation differences during the year	-1	1			0
	280	3			283
Residual value at end of the year	4 308	7 812	1 196	1 676	14 992

	2003	2002
Rateable values, buildings (in Sweden)	980	1 000
Rateable values, land (in Sweden)	179	174
Residual value of corresponding buildings	1 282	1 309
Residual value of corresponding land	248	281

NOTE 14. CONSOLIDATED TANGIBLE AND INTANGIBLE FIXED ASSETS (cont.)

Intangible fixed assets

	Internally created intangible assets					Acquired intangible assets						
	Capitalized expenditures for R&D	IT software	Patents, licenses, brands, etc.	Other	Subtotal	Capitalized expenditures for R&D	IT software	Patents, licenses, brands, etc.	Goodwill	Other	Subtotal	Total
Cost												
At beginning of the year	83	206	71	30	390	1	58	53	7 936	31	8 079	8 469
Additions	127	124		23	274		12	12	106	5	135	409
Divestments and disposals	-1	-8	-7	-2	-18		-1	-17		-3	-21	-39
Reclassifications	8	-11	-5	11	3	14					14	17
Translation differences during the year		-1		-2	-3		-1	-13	-593	-8	-615	-618
	217	310	59	60	646	15	68	35	7 449	25	7 592	8 238
Accumulated amortization												
At beginning of the year		108	50	20	178		40	22	2 303	28	2 393	2 571
Divestments and disposals		-8	-7		-15		-1	-5		-3	-9	-24
Write-downs									547		547	547
Reclassifications		-14	7		-7							-7
Amortization during the year	6	13	7	2	28		13	6	428	9	456	484
Translation differences during the year			-1	-1	-2		-2	-1	-178	-10	-191	-193
	6	99	56	21	182		50	22	3 100	24	3 196	3 378
Residual value at end of the year	211	211	3	39	464	15	18	13	4 349	1	4 396	4 860
Amortization during the year is reported in the income statement as follows:												
Cost of goods sold	-6				-6		-8	-2		-5	-15	-21
Selling expenses		-13	-7	-2	-22		-1		-428	-4	-433	-455
Administrative expenses							-4	-4			-8	-8
	-6	-13	-7	-2	-28		-13	-6	-428	-9	-456	-484

NOTE 15. PARENT COMPANY TANGIBLE AND INTANGIBLE FIXED ASSETS

	Tangible assets				Intangible assets	
	Buildings and land	Machinery	Equipment and tools	Construction in progress	Software and other	Total
Cost						
At beginning of the year	689	6 647	904	593	19	8 852
Additions	43	34	32	974	-	1 083
Divestments and disposals	-7	-181	-41	-	-19	-248
Reclassifications	33	506	57	-515	-	81
	758	7 006	952	1 052	-	9 768
Accumulated amortization/depreciation						
At beginning of the year	283	3 869	635	-	11	4 798
Divestments and disposals	-3	-97	-56	-	-11	-167
Reclassifications	0	61	-14	-	-	47
Amortization/depreciation for the year	21	382	56	-	-	459
	301	4 215	621	-	-	5 137
Accumulated revaluations						
At beginning and end of the year	42	-	-	-	-	42
Residual value at end of the year	499	2 791	331	1 052	-	4 673

	2003	2002
Rateable values, buildings	196	189
Rateable values, land	37	36

NOTE 16. SHARES IN GROUP COMPANIES

Registered office

The company Sandvik AB conducts operations as a limited liability company, with registrered office in Sandviken, Sweden. The address of the head office is SE-811 81 Sandviken, Sweden.

	Parent Company	
Shares in group companies	2003	2002
Accumulated acquisition value		
At beginning of the year	6 776	6 722
Additions	400	29
Capital contributions	93	25
New share issues	0	0
Divestments	0	0
	7 269	6 776
Accumulated write-downs		
At beginning of the year	-465	-301
Write-downs during the year	-92	-164
	-557	-465
Net book value at end of the year	6 712	6 311

Sandvik AB's holdings of shares and participations in subsidiaries

Direct holdings		2003			2002		
According to balance sheet 31/12; company, reg. office	Corp. reg. number	No. of shares	Holding %[2)]	Book value, SEK '000	No. of shares	Holding %[2)]	Book value, SEK '000
SWEDEN							
Dormer Tools AB, Halmstad	556240-8210	80 000	100	25 145	80 000	100	25 145
Edmeston AB, Göteborg	556238-7554	40 000	100	3 000	40 000	100	3 000
Fragoso AB, Sandviken	556337-3710	1 000	100	0	1 000	100	0
Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474	1 831 319	100	53 474
Gusab Stainless AB, Mjölby	556012-1138	200 000	100	33 020	200 000	100	33 020
AB Sandvik Antenn, Sandviken	556350-7895	1 000	100	100	1 000	100	100
AB Sandvik Automation, Sandviken	556052-4315	1 000	100	50	1 000	100	50
AB Sandvik Bruket, Sandviken	556028-5784	13 500	100	1 698	13 500	100	1 698
AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000	50 000	100	5 000
AB Sandvik Coromant, Sandviken[1)]	556234-6865	1 000	100	50	1 000	100	50
Sandvik Coromant Norden AB, Stockholm[1)]	556350-7846	1 000	100	100	1 000	100	100
Sandvik Export Assistance AB, Sandviken	556061-3746	80 000	100	0	80 000	100	0
AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120	1 000	100	120
Sandvik Försäkrings AB, Sandviken	516401-6742	15 000	100	15 000	15 000	100	15 000
AB Sandvik Hard Materials, Stockholm[1)]	556234-6857	1 000	100	50	1 000	100	50
Sandvik Hard Materials Norden AB, Stockholm	556069-1619	1 000	100	50	1 000	100	50
Sandvik Information Technology AB, Sandviken[1)]	556235-3838	1 000	100	50	1 000	100	50
AB Sandvik International, Sandviken[1)]	556147-2977	1 000	100	50	1 000	100	50
AB Sandvik Process Systems, Sandviken[1)]	556312-2992	1 000	100	100	1 000	100	100
Sandvik Raiseboring AB, Köping	556191-8920	1 000	100	100	1 000	100	100
AB Sandvik Service, Sandviken[1)]	556234-8010	1 000	100	50	1 000	100	50
AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100	1 000	100	100
Sandvik Smith AB, Köping	556590-8075	50 500	50	50 025	50 500	50	50 025
AB Sandvik Steel, Sandviken[1)]	556234-6832	1 000	100	50	1 000	100	50
Sandvik Stål Försäljnings AB, Stockholm[1)]	556251-5386	1 000	100	50	1 000	100	50
Sandvik Systems Development AB, Sandviken[1)]	556407-4184	1 000	100	100	1 000	100	100
Sandvik Tamrock AB, Sandviken[1)]	556288-9443	1 000	100	50	1 000	100	50
AB Sandvik Tamrock Tools, Sandviken[1)]	556234-7343	1 000	100	50	1 000	100	50
AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	1 939	1 000	100	100
AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800	6 840	100	1 800
AB Sandvik Västberga Service, Stockholm	556356-6933	1 000	100	100	1 000	100	100
Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	167	10 000	100	167
AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120	1 000	100	120

Sandvik AB's holdings of shares and participations in subsidiaries

Direct holdings		2003			2002		
According to balance sheet 31/12; company, reg. office		No. of shares	Holding % 2)	Book value, SEK '000	No. of shares	Holding % 2)	Book value, SEK '000
AUSTRALIA	Sandvik Australian Ltd Partnership	-	99	394 750	-	-	-
BRAZIL	Dormer Tools S.A.	2 137 623 140	100	200 000	2 137 623 140	100	200 000
	Sandvik do Brasil S.A.	1 894 797 190	100	46 072	1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria Ltd.	-	100	0	-	100	0
CHINA	Sandvik China Ltd.	-	100	190 666	-	100	190 666
	Sandvik International Trading (Shanghai) Co. Ltd.	-	100	17 466	-	100	17 466
	Sandvik Process Systems (Shanghai) Ltd.	-	100	6 809	-	100	1 634
CZECH REPUBLIC	Sandvik CZ s.r.o.	-	100	0	-	100	0
GERMANY	Sandvik GmbH	-	1 3)	1 486	-	1 3)	1 486
	Sandvik Holding GmbH	-	1 3)	367	-	1 3)	367
GREECE	Sandvik A.E. Tools and Materials	5 529	100	1 567	5 529	100	1 567
HUNGARY	Sandvik KFT	-	100	3 258	-	100	3 258
INDIA	Sandvik Asia Ltd.	1 801 246	91 5)	277 027	1 766 144	89 4)	212 978
	Sandvik Steel Asia Pvt Ltd.	-	-	-	90 887 700	100	58 844
IRELAND	Sandvik SMC Distribution Ltd.	100	100	5 508	100	100	5 508
ITALY	Sandvik Sorting Systems S.p.A.	28 571	10 3)	8 329	28 571	10 3)	13 907
JAPAN	Sandvik K.K.	2 600 000	100	180 000	2 600 000	100	180 000
KENYA	Sandvik Kenya Ltd.	35 000	96	0	35 000	96	0
KOREA	Sandvik Korea Ltd.	752 730	100	46 856	752 730	100	46 856
MEXICO	Sandvik Méxicana S.A. de C.V.	406 642 873	90 3)	71 000	406 642 873	90 3)	71 000
MOROCCO	Sandvik Maroc SARL	1 000	94	0	1 000	94	0
NETHERLANDS	Sandvik Benelux B.V.	-	-	-	20 000	100	27 496
	Sandvik Finance B.V.	18 786	100	4 923 930	18 786	100	4 896 433
PERU	Sandvik del Perú S.A.	6 420 309	100	26 025	6 420 309	100	26 025
POLAND	Sandvik Baildonit S.A.	148 100	100	93 140	148 100	100	93 140
	Sandvik Polska Sp.z o.o.	3 211	100	57	3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.	-	100	1 238	-	100	1 238
SPAIN	Minas y Metalurgia Española S.A.	59 999	50 3)	3 700	59 999	50 3)	3 700
TURKEY	Sandvik Endüstriyel Mamüller Sanayive Ticaret A.S.	125 154 588	100	3 200	125 154 588	100	3 200
ZIMBABWE	Sandvik (Private) Ltd.	233 677	100	3 269	233 677	100	3 269
Other companies and dormant companies, wholly owned				14 641			15 385
				6 712 119			6 311 471

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which is also in agreement with share of capital.
3) Remaining shares are held by other Group companies.
4) Shares up to an ownership interest of 95% are held by other companies in the Group.
5) Shares up to an ownership interest of 97% are held by other companies in the Group.

Sandvik AB's holding of shares and participations in subsidiaries
Indirect holdings in significant operating Group companies

Group holding, %		2003	2002 [1]
SWEDEN	Kanthal AB	100	100
	Kanthal Machinery AB	100	100
	KOPO AB	100	90
	Roxon AB	100	100
	Sandvik Invest AB	100	100
	Sandvik SRP AB	100	100
	Sandvik SRP (Arbrå) AB	100	100
	Seco Tools AB	61 [2]	61 [2]
ARGENTINA	Sandvik Argentina S.A.	100	100
AUSTRIA	Günther & Co. GmbH	100	100
	Montanwerke Walter GmbH	96	94
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100	100
	Sandvik in Austria GmbH	100	100
	Voest-Alpine Bergtechnik GmbH	100	100
	Voest-Alpine Materials Handling GmbH & Co. KG	100	100
AUSTRALIA	Sandvik Australia Pty. Ltd.	100	100
	Sandvik Materials Handling Pty. Ltd.	100	100
	Sandvik Smith Australia Pty. Ltd.	50	50
	Sandvik Tamrock Pty. Ltd.	100	100
	Walter Speedmax Pty. Ltd.	96	57
	Voest-Alpine Mining and Tunneling Pty. Ltd.	100	100
BELGIUM	Walter Benelux N.V./S.A.	96	94
BOLIVIA	Tamrock Bolivia S.R.L.	100	100
BRAZIL	Hurth-Infer Safety S.A.	100	80
	Kanthal Brasil Ltda.	100	100
	Walter do Brasil Ltda.	96	94
CANADA	Dormer Tools Inc.	100	100
	EJC Mining Equipment Inc.	100	100
	Prok Int. Canada Inc.	100	100
	Sandvik Canada Inc.	100	100
	Sandvik Mining and Construction Inc.	100	100
	Sandvik Smith Canada Inc.	50	50
	Valenite-Modco Ltd.	100	100
CHILE	Sandvik Bafco Servicios S.A.	100	100
	Sandvik Chile S.A.	100	100
	Sandvik Smith Chile S.A.	50	50
CHINA	Sandvik Steel (Qingdao)	100	100
	Walter Wuxi Co. Ltd.	96	94
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100	100
	Walter CZ s.r.o.	96	94
	Walter s.r.o. Kurim	96	94
DENMARK	Sandvik A/S	100	100
FINLAND	Roxon Oy	100	100
	Sandvik Tamrock Oy	100	100
	Suomen Sandvik Oy	100	100
FRANCE	Gunther Tools S.A.S.	100	100
	Safety S.A.	100	100
	Sandvik CFBK S.A.S.	100	100
	Sandvik Hard Materials S.A.	100	100
	Sandvik S.A.S.	100	100
	Sandvik Tamrock France S.A.S.	100	100
	Sandvik Tamrock Secoma S.A.S.	100	100
	Sandvik Tobler S.A.	100	100
	SCI La Balmette	96	94
	Walter France SARL	96	94
GERMANY	Alpine Westfalia GmbH	100	100
	Edmeston GmbH	100	100
	Gurtec GmbH	100	100
	Günther & Co. GmbH	100	100
	Prototyp-Werke GmbH	100	100
	Sandvik GmbH	100	100
	Sandvik Mining and Construction Central Europe GmbH	100	100
	Walter AG	96	94
	Walter Hartmetall GmbH	96	94
	Walter Informationssysteme GmbH	47	47
GHANA	Sandvik Mining and Construction Ghana Ltd.	100	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100	100
	Sandvik Hongkong Ltd.	100	100
	Sandvik Tamrock (Far East) Ltd.	100	100
HUNGARY	Walter Hungaria Kft.	96	94
INDIA	Walter India Ltd.	96	-
INDONESIA	PT Sandvik Indonesia	100	80
	PT Sandvik SMC	100	100
IRELAND	Sandvik Ireland Ltd.	100	100
ITALY	Dormer Italia S.p.A.	100	100
	Impero S.p.A.	100	100
	Sandvik Italia S.p.A.	100	100

Group holding, %		2003	2002 [1]
ITALY (cont.)	Società Italiana Kanthal S.p.A.	100	100
	Walter USAP S.R.L.	96	94
JAPAN	Kanthal K.K.	100	100
	Sandvik Sorting Systems K.K.	100	100
	Sandvik Toyo Co. Ltd.	100	100
	Valenite Japan Inc.	100	100
	Walter Japan K.K.	96	-
KOREA	Suh Jun Trading Co.	70	70
	Walter Korea Ltd.	92	90
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100	100
	Sandvik Rock Processing (Malaysia) Sdn. Bhd.	100	100
MEXICO	Sandvik de México S.A. de C.V.	100	100
	Tamrock de México S.A. de C.V.	100	100
	Valenite de Mexico S.A. de C.V.	100	100
NETHERLANDS	Dormer Tools B.V.	100	100
	Sandvik Benelux B.V.	100	100
NEW ZEALAND	Sandvik New Zealand Ltd.	100	100
NORWAY	Sandvik Norge A/S	100	100
	Sandvik Tamrock A/S	100	100
PHILIPPINES	Sandvik Philippines Inc.	100	100
	Sandvik Tamrock Philippines Inc.	100	100
POLAND	Walter Polska Sp. z.o.o.	96	94
	Voest-Alpine Technika Tunelowa i Górnicza Sp. z o.o.	100	100
ROMANIA	Sandvik SRL	100	100
RUSSIA	Sandvik-MKTC OAO	98	98
SINGAPORE	Kanthal Electroheat Pte. Ltd.	100	100
	Sandvik Mining and Construction S.E. Asia Pte. Ltd.	100	100
	Sandvik South East Asia Pte. Ltd.	100	100
	Walter Singapore Pte. Ltd.	96	94
SLOVENIA	Sandvik d.o.o.	100	100
SOUTH AFRICA	Sandvik (Pty) Ltd.	100	100
	Sandvik Mining and Construction RSA (Pty) Ltd.	100	100
	Voest Alpine Mining & Tunneling Pty. Ltd.	100	100
SPAIN	Safety Iberica Metal Duro S.A.	100	100
	Sandvik Española S.A.	100	100
	Walter Tecno UTIL S.A.	58	57
SWITZERLAND	Sandvik AG	100	100
	Sansafe AG	100	100
	Santrade Ltd.	100	100
	Walter (Schweiz) AG	96	94
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100	100
	Sandvik Taiwan Ltd.	100	100
	Walter Taiwan Ltd.	96	-
TANZANIA	Sandvik Tamrock Tanzania Ltd.	100	100
THAILAND	Sandvik Thailand Ltd.	100	100
UK	Dormer Tools Ltd.	100	100
	Dormer Tools (Sheffield) Ltd.	100	100
	Kanthal Ltd.	100	100
	Osprey Metals Ltd.	100	100
	Prototyp UK Ltd.	100	100
	Safety Cutting Tools UK Ltd.	100	100
	Sandvik Ltd.	100	100
	Sandvik Mining and Construction Ltd.	100	100
	Sandvik Process Systems Ltd.	100	100
	Sandvik Steel Ltd.	100	100
	Titex Tools Ltd.	100	100
	Walter GB Ltd.	96	94
UKRAINE	Sandvik Ukraine	100	100
US	Dormer Tools Inc.	100	100
	Driltech Mission LLC	100	100
	Kanthal Corp.	100	100
	MRL Industries Inc.	100	100
	Pennsylvania Extruded Tube Co.	70	70
	Precision Twist Drill Co.	100	100
	Sandvik Inc.	100	100
	Sandvik MGT LLC	100	100
	Sandvik Mining and Construction LLC	100	100
	Sandvik Mining and Tunneling LLC	100	100
	Sandvik Process Systems LLC	100	100
	Sandvik Smith Inc.	50	50
	Sandvik Sorting Systems Inc.	100	100
	Sandvik Special Metals Corp.	100	100
	Valenite Inc.	100	100
	Walter Grinders Inc.	96	94
	Walter Waukesha Inc.	96	94
ZAMBIA	Sandvik Mining and Construction Zambia Ltd.	60	60

1) Unless otherwise indicated, ownership percentage pertains to capital, which also corresponds to percentage of voting rights for the total number of shares.
2) Share of voting rights, 90%.

NOTE 17. PARTICIPATIONS IN ASSOCIATED COMPANIES

	Group	
	2003	2002
Accumulated share of equity		
At beginning of the year	439	359
Reclassifications	0	3
Divestments	-171	-
Acquisitions	10	2
Share of profits after net financial items of associated companies	120	149
Share of taxes of associated companies	-16	-37
Less dividends received	-26	-27
Translation differences during the year	-14	-10
Share of equity at end of the year	342	439

Specification of Parent Company's and Group's holdings of shares and participations in associated companies

According to balance sheet at 31 December; company, reg.office		Corp. reg. number	No. of shares	Holding % 1)	Share of equity in Group SEK M 2003	Share of equity in Group SEK M 2002	Book value SEK '000 2003	Book value SEK '000 2002
Owned directly by Sandvik AB								
SWEDEN	Balzers Sandvik Coating AB, Stockholm	556098-1333	56 840	49	12.3	10.2	3 819	3 819
	Wassara AB, Stockholm	556331-8566	6 000	30	3.1	2.6	5 443	4 000
FRANCE	Eurotungstène Poudre S.A.					105.0		7 737
					15.4	117.8	9 262	15 556
Owned indirectly by Sandvik AB								
SWEDEN	AvestaPolarit Stainless Tube AB, Fagersta	556057-8592	150 000	16.7	102.4	106.3		
	Fagersta Stainless AB, Fagersta	556051-6881	400 000	50	159.5	158.9		
	Wassara AB, Stockholm	556331-8566	3 000	15	1.6	1.6		
	Associated companies owned by Seco Tools				7.7	9.0		
INDIA	Eimco Elecon India			25	29.3	31.2		
SOUTH AFRICA	Mining Carbide Pty.			50	1.2	-		
UK	Caterpillar Impact Products Ltd.			40	12.2	13.7		
	Finlay BME Ltd.			40	12.6	-		
					326.5	320.7		
Total					341.9	438.5		

1) Pertains to share of voting rates, which also corresponds to share of capital unless otherwise stated.

NOTE 18. OTHER INVESTMENTS HELD AS FIXED ASSETS

	Group	
	2003	2002
Indirectly owned		
Other shares and participations, Sweden	4	19
Other shares and participations, outside Sweden	24	38
Total at year-end	28	57

NOTE 19. INVENTORIES

	Group		Parent Company	
	2003	2002	2003	2002
Raw materials and consumables	2 650	3 051	808	803
Work in progress	2 873	2 889	1 128	1 015
Finished goods	6 624	6 909	733	914
Total	12 147	12 849	2 669	2 732

Some 15% of inventories are reported at net realizable value.

NOTE 20. SPECIAL INFORMATION ON SHAREHOLDERS EQUITY

Restricted and unrestricted equity

Shareholders' equity shall, in accordance with Swedish law, be apportioned between non-distributable (restricted) and distributable (unrestricted) funds. In a Group, only the lower of the Parent Company's or the Group's unrestricted equity may be distributed to shareholders.

Share capital and premium reserve/statutory reserve comprise restricted equity. In the consolidated accounts, only that part of subsidiaries' unrestricted equity that can be distributed to the Parent Company without creating a need to write down the shares in the subsidiaries forms part of the Group's unrestricted equity.

In the consolidated accounts, the equity portion of untaxed reserves is reported as restricted equity. Undistributed earnings in associated companies are reported as equity method reserve among the restricted reserves.

Allocations to restricted reserves proposed by the Boards of the subsidiaries reduce the Group's unrestricted reserves by SEK 56 M.

Share capital

According to the articles of association of Sandvik AB, the share capital shall amount to a minimum of SEK 1.2 billion and a maximum of SEK 4.8 billion. All issued shares are fully paid, have the same voting rights and are equally entitled to the company's assets. The Company holds 8,697,000 (8,697,000) own shares.

Share capital during the past two years has changed as follows:

	Number of shares	Nominal value, SEK/share	Share capital, SEK
Share capital, year-end 2001	258 697 100	6.00	1 552 182 600
New share issue, 7 Feb. 2002	1 750	6.00	10 500
New share issue, 10 June 2002	7 300	6.00	43 800
New share issue, 4 July 2002	1 450	6.00	8 700
New share issue, 8 Oct. 2002	1 250	6.00	7 500
New share issue, 18 Dec. 2002	500	6.00	3 000
Share capital, year-end 2002	258 709 350	6.00	1 552 256 100
New share issue, 7 Oct. 2003	800	6.00	4 800
Share capital, year-end 2003	258 710 150	6.00	1 552 260 900

New share issues pertain to loan conversion and exercise of options. Refer to separate note concerning convertibles.

Dividends are proposed by the Board in accordance with provisions in the Swedish Companies Act and are decided by the Annual General Meeting. The proposed but not yet approved dividend for 2003 calculated with due regard to conversions as of 10 January 2004 amounts to SEK 2,640 M (SEK 10.50 per share). The total dividend amount may change up to the record day as a result of further buybacks of own shares. The dividend amount is not reported as a liability.

No shares have been reserved for transfer under options or other agreements.

The Sandvik share is listed on the Stockholmsbörsen and in Helsinki. Shares can also be traded in the US in the form of ADRs (American Depository Receipts).

The Board has decided to delist the share from the London Stock Exchange (LSE).

NOTE 21. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant and machinery	Equipment tools, fittings and fixtures	Patents and similar rights	Total
Reported at the end of 2002	10	1 663	161	-	1 834
Current year's accelerated depreciation	1	67	44	-	112
Reported at the end of 2003	11	1 730	205	-	1 946

NOTE 22. PARENT COMPANY'S OTHER UNTAXED RESERVES

	Tax allocation reserves		Other untaxed reserves		Total	
	2003	2002	2003	2002	2003	2002
Reported at the end of 2002	1 266	1 222	10	13	1 276	1 235
Change during the year	64	44	2	-3	66	41
Reported at the end of 2003	1 330	1 266	12	10	1 342	1 276

NOTE 23. PROVISION FOR PENSIONS AND OTHER LONG-TERM REMUNERATION

Sandvik has defined-benefit pension plans in a number of countries. In principle, the plans cover all employees and provide benefits based on the remunerations and length of service at or near retirement. In a number of countries, there are also postretirement sickness benefits.

The total pension costs for the most significant defined-benefit pension plans are presented below:

Pension cost	2003
Current service cost	-372
Interest cost	-543
Expected return on plan assets	412
Past service costs	0
Employee contributions	25
Gains on settlements	13
Total pension cost	-465

Due to Sandviks' application of RR29 effective 1 January 2003, comparative figures for preceding years are not available. Amortization of actuarial gains and losses will only start in 2004.

The actual return on plan assets during 2003 was SEK 844 M. Of the interest cost included above, that portion pertaining to deficits in pension plans, SEK 136 M, is reported as a financial expense.

The total pension cost for defined contribution plans and local plans was SEK -537 M.

Due to the funded status of the pension plans at Sandvik's transition to reporting in accordance with RR29, there are pension plans with surpluses that are reported as long-term financial receivables. Other pension plans which are only partly funded or unfunded are reported as a provision for pensions. The value of all pension plans is distributed between long-term financial receivables and provisions as follows:

Provision for pensions	31 Dec. 2003	1 Jan. 2003
Funded pension plans reported as long-term financial receivables	354	241
Pension plans reported as provision for pensions	-3 659	-3 960
Provision for pensions, net	-3 305	-3 719

Gains and losses from changed actuarial assumptions are taken to income or expense over the employees' remaining working lives, to the extent that, for a particular pension plan, the total gain or loss falls outside a corridor corresponding to 10% of the higher of either the present value of the defined benefit obligation or the fair value of the plan assets.

In the reconciliation below, the assets and liabilities of the most significant defined benefit pension and sickness benefit plans are presented:

Commitments	31 Dec. 2003	1 Jan. 2003
Wholly or partly funded plans		
Present value of defined benefit obligations	-8 281	-8 336
Fair value of plan assets	7 429	6 622
Funded status	-852	-1 714
Unfunded plans		
Present value of defined benefit obligations	-1 760	-1 878
Unrecognized actuarial (gains) or losses, net	-528	0
Pension liability for plans reported according to RR29	-3 140	-3 592
Pension liability for plans reported according to local regulations	-165	-127
Provision for pensions/sickness benefits, net	**-3 305**	**-3 719**

The fair value of plan assets at 31 December 2003 (and 1 January 2003) includes loans to Sandvik companies of SEK 200 M (200) and the value of properties leased to Sandvik of SEK 158 M (160).

The following table shows the movements in net liability for pensions and sickness benefits.

	31 Dec. 2003
Net liability, beginning of year	-3 719
New plans, including acquisitions	0
Pension cost for the year for defined benefit plans	-465
Contributions from the companies	625
Translation differences for the year	292
Change in net liability for defined benefit plans reported according to RR29	452
Increase in pension plans that are reported according to local regulations	-38
Provision for pensions, net	**-3 305**

Key actuarial assumptions (weighted average, %):	31 Dec. 2003	1 Jan. 2003
Discount rate	5.4	5.5
Expected return on plan assets	6.3	6.2
Expected rate of salary increases	3.2	3.4
Expected inflation	2.0	2.0
Change in medical costs	8.5	9.0

Parent Company

The Parent Company's reported pension liability was SEK 94 M (94). The Parent Company's PRI pensions are secured through Sandvik's own pension foundation, the Sandvik Pension Foundation in Sweden. The value of assets held by the foundation at year-end was SEK 1,387 M (1,213), which was SEK 123 M (17) over and above the capital value of the corresponding pension commitments.

NOTE 24. OTHER PROVISIONS

Group	Provisions for guarantees	Provisions for restructuring measures	Personnel-related provisions	Other provisions	Total
Reported at year-end	250	384	36	457	1 127
Provisions during the year	125	59	128	308	620
Provisions utilized during the year	-102	-235	-23	-330	-690
Unutilized provisions reversed during the year	-20	0	-7	-23	-50
Translation differences for the year	-8	-7	-3	-13	-31
Reported at end of the year	245	201	131	399	976
Parent Company					
Reported at year-end	26	72	0	9	107
Provisions during the year	0	6	65	3	74
Provisions utilized during the year	-4	-72	-	-	-76
Unutilized provisions reversed during the year	-1	-	-	-	-1
Reported at end of the year	21	6	65	12	104

NOTE 25. CONVERTIBLE DEBENTURE LOAN

	Group		Parent Company	
	2003	2002	2003	2002
Loan amount outstanding	1 022	1 022	952	952

The term of the convertible debenture loan in the Parent Company is the period from 2 July 1999 through 30 June 2004. Conversion to new shares may be requested during the period 2 July 2001 – 31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. No conversions took place during the year. The outstanding amount of the loan is SEK 952 M.

Seco Tools has issued a convertible debenture loan with a term from 30 June 1999 through 30 May 2004. Conversion to new B shares may be requested during the period 1 February 2001 – 30 April 2004. The conversion price is SEK 254. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. The outstanding amount of the loan is SEK 70 M.

NOTE 26. ACCRUED EXPENSES AND DEFERRED INCOME

	Group		Parent Company	
	2003	2002	2003	2002
Personnel related	2 126	2 144	792	775
Other	1 212	1 445	201	183
Total	3 338	3 589	993	958

NOTE 27. CONTINGENT LIABILITIES

	Group		Parent Company	
	2003	2002	2003	2002
Bills discounted	81	67	-	-
Other surety undertakings and contingent liabilities	762	605	4 731	7 172
Total	843	672	4 731	7 172
of which for subsidiaries			4 568	7 035

Assets pledged for liabilities to credit institutions

	Group		Parent Company	
	2003	2002	2003	2002
Property mortgages	103	74	-	-
Chattel mortgages	62	125	-	-
Total	165	199	-	-

NOTE 28. EXCHANGE RATE DIFFERENCES

	Group	
	2003	2002
Exchange rate differences in earnings		
Reported under operating profit	74	54
Reported under financial items	-16	-7
Total	60	47

Translation differences reported in shareholders' equity

Accumulated translation differences for each foreign operation were not registered prior to 1999, nor was it considered practicable to produce them retroactively. Accordingly, accumulated translation differences pertain to currency movements from and including the 1999 fiscal year.

Accumulated translation differences reported in shareholders' equity	-918	82

NOTE 29. SUPPLEMENTARY INFORMATION TO THE GROUP'S CASH-FLOW STATEMENT

	Group	
	2003	2002
Adjustment for items not included in cash flow, etc.		
Capital gains/losses	-34	-4
Unappropriated results of associated companies	-94	-122
Other	-85	-49
	-213	-175
Interest payments		
Interest payments included in cash flow from operating activities		
Interest received	56	20
Interest paid	-838	-566
Acquisition and divestment of subsidiaries		
Purchase consideration (paid in the form of liquid funds)		
Acquired subsidiaries	107 *	2 709
Divested subsidiaries	2	3
Liquid funds		
Acquired subsidiaries	-	139
Divested subsidiaries	-	7

Other more significant assets and liabilities

	Acquired subsidiaries		Divested subsidiaries	
	2003	2002	2003	2002
Fixed assets	-	1 242	4	4
Inventories	-	1 072	-	2
Operating receivables	-	1 006	2	1
Provisions	-	477	2	-
Operating liabilities	-	561	4	-
Other liabilities	-	717	1	-

* Pertains mainly to additional acquisitions of minority holdings in Group companies

NOTE 30. EARNINGS PER SHARE

	2003	2002
Net profit for the year	2 788	3 436
Interest expense on convertible loans added back, less related tax effect	8	8
Adjusted profit for the year	2 796	3 444
Weighted average number of shares outstanding (thousands)	250 012	250 384
Additional shares assuming full conversion and exercise of options (thousands)	4 908	4 921
Weighted average number of shares, diluted (thousands)	254 921	255 305
Earnings per share, SEK	11.20	13.70
Earnings per share, diluted, SEK	11.00	13.50

Proposed appropriation of profits

The Board of Directors and President propose that	
the profits brought forward from the preceding year	5 289 090 191
and the profit for the year	447 707 429
SEK	5 736 797 620
be appropriated as follows:	
a dividend of SEK 10.50 per share	2 639 525 532 *
profit carried forward	3 097 272 088
SEK	5 736 797 620

*The total dividend amount may change up to the record day as a result of further acquisitions of own shares.

Sandviken 10 February 2004

Clas Åke Hedström
Chairman

Bo Boström — Georg Ehrnrooth — Sigrun Hjelmquist

Göran Lindstedt — Egil Myklebust — Arne Mårtensson

Lars Nyberg — Anders Nyrén — Lars Pettersson, President

Auditors' Report

To the Annual General Meeting of Sandvik Aktiebolag; (publ)
Corporate registration number 556000-3468

We have audited the annual accounts and the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik Aktiebolag for the year 2003. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Swedish Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act, and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting of shareholders that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken, 3 March 2004

Bernhard Öhrn
Authorized Public Accountant

Lars Svantemark
Authorized Public Accountant



Clas Åke Hedström



Lars Pettersson

Board of Directors and Auditors

DIRECTORS

Clas Åke Hedström, Chairman, Sandviken, b. 1939. Vice Chairman of Scania AB. Director of AB SKF and Teknikföretagen. Director of Sandvik AB since 1994 and Board Chairman since 2002. Sandvik shares: 26,542, options 86,000.

Lars Pettersson, Sandviken, b. 1954. President and Chief Executive Officer of Sandvik AB. Director of Sandvik AB since 2002. Sandvik shares: 1,269, options 98,000.

Georg Ehrnrooth, Helsinki, Finland, b. 1940. Chairman of the Board of Assa Abloy AB and Ömsesidiga pensionsförsäkringsbolaget Varma. Vice Chairman of Rautaruuki Oyj. Director of Sampo Oy, Oy Karl Fazer Ab and Nokia Oyj. Director of Sandvik AB since 1997. Sandvik shares: 6,000.

Arne Mårtensson, Djursholm, b. 1951. Chairman of the Board of Svenska Handelsbanken. Vice Chairman of Telefonaktiebolaget LM Ericsson. Director of Holmen AB, AB Industrivärden, Skanska AB, V&S Vin & Sprit AB, Swedish ICC, Industry and Commerce Stock Exchange Committee, Stockholm School of Economics Advisory Board (Chairman) and International Business Council of World Economic Forum. Director of Sandvik AB since 1999. Sandvik shares: 500.

Lars Nyberg, Stockholm, b. 1951. Chairman of the Board of NCR Corporation, US. Director of Snap-On Tools. Director of Sandvik AB since 1999. Sandvik shares: 11,000.

Anders Nyrén, Bromma, b. 1954. President and Chief Executive Officer of AB Industrivärden. Vice Chairman of Svenska Handelsbanken. Director of SCA, Skanska, SSAB, SNS and Ernströmgruppen. Director of Sandvik since 2002. Sandvik shares: 500.

Egil Myklebust, Oslo, Norway, b. 1942. Chairman of the Board of Norsk Hydro and SAS. Director of Norske Skog ASA and University Board (University of Oslo). Director of Sandvik since 2003.



Anders Nyrén



Lars Nyberg



Egil Myklebust



Georg Ehrnrooth



Arne Mårtensson



Sigrun Hjelmquist

Sigrun Hjelmquist, Djursholm, b. 1956. Partner & Investment Manager in BrainHeart Capital KB. Director of Svenska Handelsbanken AB, IBS AB, Sydkraft AB and Confederation of Swedish Enterprise. Director of Sandvik since 2003. Sandvik shares: 500.

Bo Boström, Åshammar, b. 1949. Chairman, AB Sandvik Steel Union Committee, Metal Workers' Union, Sandviken. Director of Sandvik AB since 1988. (Employee representative). Sandvik shares: 590, convertible debentures corresponding to 500.

Göran Lindstedt, Sandviken, b. 1942. Chairman, Sandvik AB Union Committee, Industrial Salaried Employees' Association. Director of Sandvik AB since 1989. (Employee representative). Sandvik shares: 364, convertible debentures corresponding to 750 shares.

Percy Barnevik (not shown), Honorary Chairman, London, UK, b. 1941. Chairman of the Board of Sandvik 1983–2002.

DEPUTY DIRECTORS

Birgitta Karlsson, Stocksund, b. 1952. Union Committee, Association of Graduate Engineers, Sandvik Västberga, Stockholm. Director of Sandvik AB since 1998. (Employee representative). Sandvik shares: 826, convertible debentures corresponding to 750 shares.

Bo Westin, Köping, b. 1950. Chairman Union Committee, Metal Workers' Union, Sandvik Smith AB, Köping. Director of Sandvik AB since 1999. (Employee representative). Sandvik shares: 83, convertible debentures corresponding to 750 shares.

AUDITORS

Bernhard Öhrn, Stockholm,
Authorized Public Accountant

Lars Svantemark, Stockholm,
Authorized Public Accountant

Deputies

George Pettersson, Stockholm,
Authorized Public Accountant

Jan Berntsson, Stockholm,
Authorized Public Accountant

Information as of 1 March 2004.



Bo Boström



Göran Lindstedt



Birgitta Karlsson



Bo Westin


Lars Pettersson


Peter Larson


Anders Ilstam


Anders Thelin

Group Executive Management and Group Staffs

Lars Pettersson, President and Chief Executive Officer. B. 1954, M.Sc. Eng., employed since 1979.

Peter Larson, Executive Vice President. B.1949, MBA, employed 1981–84, and since 1997.

Anders Ilstam, Executive Vice President. B. 1941, AE, employed since 1993.

Anders Thelin, President of Sandvik Tooling Business Area. B. 1950, M.Sc. Eng., employed since 1976.

Lars Josefsson, President of Sandvik Mining and Construction Business Area. B. 1953, M.Sc. Eng., employed since 2004.

Peter Gossas, President of Sandvik Materials Technology Business Area. B.1949, M.Sc. Eng., employed since 2001.

Carina Malmgren Heander, Group Vice President Human Resources. B. 1959, MBA, employed since 2003.

GROUP STAFFS

Auditing and Special Projects, Anders Vrethem

Business Development, Anders Ilstam

Communications, Heléne Gunnarson

Finance, Anders Edwardsson

Human Resources, Carina Malmgren Heander

Human Resources, Sweden, Björn Camitz

Intellectual Property, Lennart Tåquist

Legal Affairs, Bo Severin

Taxes and Financial Projects, Thomas B. Hjelm

Treasury, Gunnar Båtelsson


Carina Malmgren Heander


Peter Gossas


Lars Josefsson


Heléne Gunnarson

Annual General Meeting

The Annual General Meeting will be held at Jernvallen in Sandviken on Thursday, 6 May 2004, at 6:00 p.m.

Shareholders wishing to attend the Meeting must notify the Board either by letter addressed to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, or by telefax +46(0)26-26 10 86, or by telephone +46(0)26-26 09 40 between 09.00 a.m. and 04.00 p.m. or via Internet on the Group's website (www.sandvik.com). Notification must reach Sandvik AB not later than 3:00 p.m. on 29 April 2004. In order to qualify for attendance, shareholders must also have been entered in the Share Register kept by the VPC AB (Värdepapperscentralen VPC AB) not later than 26 April 2004. Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than 26 April 2004 to establish their right to attend the Meeting.

When making notification of intent to attend the Meeting, please state your name, personal or organization number, address and telephone number. If you plan to be represented at the Meeting by proxy, such notice must be made known to Sandvik AB prior to the Meeting.

Payment of dividend

The Board and the President recommend that the Meeting declare a dividend of SEK 10.50 per share for 2003.

The proposed record date is 11 May 2004. If this proposal is adopted by the Meeting, it is expected that dividends will be ready for remittance by 14 May 2004. Dividends will be sent to those who, on the record date, are entered in the Share Register or on the separate List of Assignees, etc. Dividends will be remitted from VPC. To facilitate the distribution, shareholders who have moved should report their change of address to their bank in good time before the record day.

Financial information 2004/2005

First-Quarter Report	6 May 2004
Semi-Annual Report	5 August 2004
Third-Quarter Report	5 November 2004
Report on Operations in 2004	9 February 2005
Annual Report for 2004	April 2005
Annual General Meeting	3 May 2005

Financial information can be ordered from Sandvik AB, Group Communications, SE-811 81 Sandviken, Sweden
Tel. +46 (0)26-26 10 47
Fax. +46 (0)26-26 10 43

www.sandvik.com

Key figures

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Invoiced sales, SEK M	48 810	48 700	48 900	43 750	39 300	42 400	34 119	28 265	29 700	25 285
Change, %	0	0	+12	+11	-7	+24	+21	-5	+17	+16
of which, organic, %	+5	-7	+3	+12	-8	+1	+4	0	+19	+15
of which, structural, %	+2	+10	+1	-4	-1	+22	+10	+2	+1	+1
of which, currency, %	-7	-3	+8	+3	+2	+1	+6	-7	-3	0
Operating profit, SEK M	4 967	5 771	6 103	6 327	4 425	4 595	4 370	4 106	5 194	3 547
as % of invoicing	10	12	12	14	11	11	13	15	17	14
Profit after financial items, SEK M	4 187	5 063	5 606	5 804	5 465	3 935	4 205	4 453	5 620	3 811
as % of invoicing	9	10	11	13	14	9	12	16	19	15
Net profit for the year, SEK M	2 788	3 436	3 688	3 712	3 620	2 095	2 725	3 114	3 727	2 436
Shareholders' equity, SEK M	21 440	23 205	23 972	23 019	20 109	18 621	17 414	20 035	18 503	16 013
Equity ratio, %	46	48	50	55	52	47	47	64	64	59
Net debt/equity ratio, times	0.5	0.5	0.4	0.3	0.3	0.4	0.4	-0.1	-0.2	-0.2
Rate of capital turnover, %	98	97	102	104	95	104	96	86	101	95
Liquid assets, SEK M	1 972	2 175	2 258	2 097	2 369	1 800	2 494	5 557	6 893	6 591
Return on shareholders' equity, %	12.8	14.9	15.5	17.3	12.4 *	11.9	14.3	16.2	21.6	16.0
Return on capital employed, %	13.4	15.4	17.4	20.3	15.1 *	16.3	17.7	20.2	28.0	21.7
Investments in property, plant and equipment, SEK M	3 153	2 357	2 627	2 087	1 875	2 811	2 353	2 486	2 050	1 229
Total investments, SEK M	3 260	5 066	4 083	2 670	2 233	3 202	6 644	4 414	2 092	1 575
Cash flow from operations, SEK M	6 421	7 190	5 093	4 476	3 394	3 919	4 984 **	3 866 **	984 **	1 400 **
Cash flow, SEK M	-104	48	73	-334	577	-791	-2 035 **	-1 682 **	164 **	1 215 **
Number of employees, 31 Dec.	36 930	37 388	34 848	34 742	33 870	37 520	38 406	30 362	29 946	29 450

* Excluding items affecting comparability. ** In accordance with earlier definition.

PER SHARE DATA, SEK

		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Earnings[1]		11.20	13.70	14.40	14.30	14.00	8.10	10.15	11.20	13.40	8.75
Earnings after dilution[2]		11.00	13.50	14.30	14.10	13.90	8.10				
Shareholders' equity		85.80	92.80	95.50	89.00	77.70	72.00	67.30	72.00	66.40	57.50
Dividend (2003: proposed)		10.50	10.00	9.50	9.00	8.00	7.00	7.00	6.50	6.00	3.75
Direct return[3], %		4.2	5.2	4.2	4.0	3.0	5.0	3.1	3.5	5.2	3.1
Payout ratio[4], %		94	73	66	63	57	86	69	58	45	35
Quoted prices,	highest	248	262	244	309	282	252	272	186	148	143
	lowest	174	188	176	180	137	134	182	111	109	100
	year-end	248	195	225	227	268	141	226	184	116	119
No. of shares at year-end, millions		250.0	250.0	251.0	258.7	258.7	258.7	258.7	278.5	278.5	278.5
Average no. of shares, millions		250.0	250.5	255.5	258.7	258.7	258.7	268.6	278.5	278.5	278.5
P/E ratio[5]		22.1	14.2	15.6	15.9	19.1	17.4	22.3	16.4	8.7	13.6
Quoted price, % of shareholders' equity[6]		288	209	235	255	344	196	336	262	175	207

Notes:
1) Net profit for the year per share.
2) Net profit for the year per share after dilution for outstanding convertible program.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by earnings per share.
5) Market price of share at year-end in relation to earnings per share.
6) Market price of share at year-end, as a percentage of reported shareholders' equity per share.
Additional definitions, page 59.

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT					
	2003	2002	2001	2003		2002		2001	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	18 090	17 840	16 561	2 286	13	2 711	15	2 964 *	18
Sandvik Mining and Construction	14 299	13 842	13 501	1 444	10	1 477	11	1 348	10
Sandvik Materials Technology	12 467	12 970	14 528	750	6	1 182	9	1 281	9
Seco Tools	3 902	4 017	4 259	677	17	689	17	787	18

* Including capital gain of SEK 340 M on sale of Procera-Sandvik.

PRODUCTION: SANDVIK AB / EHRENSTRÅHLE & CO
PREPRESS: C2 PRINT: EDITA, VÄSTERÅS, SWEDEN

SANDVIK